TransCanada

DELIVERING ENERGY RESPONSIBLY

Management Information Circular

FEBRUARY 28, 2018

NOTICE OF ANNUAL
MEETING OF SHAREHOLDERS
TO BE HELD MAY 5, 2017

TransCanada Corporation Notice of 2018 annual meeting of shareholders 2018 Management information circular February 20, 2018

1 **LETTER TO SHAREHOLDERS**
2 **NOTICE OF 2018 ANNUAL MEETING**
3 **MANAGEMENT INFORMATION CIRCULAR**
4 Summary
6 ABOUT THE SHAREHOLDER MEETING
6 Delivery of Meeting Materials
6 Voting
10 Business of the Meeting
26 GOVERNANCE
26 About Our Governance Practices
50 COMPENSATION
50 Compensation Governance
56 Director Compensation Discussion and Analysis
60 Director Compensation – 2016 Details
65 Human Resources Committee Letter to Shareholders
68 Executive Compensation Discussion and Analysis
95 Executive Compensation – 2016 Details
108 OTHER INFORMATION
109 **APPENDICES**

With more than 65 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities.
TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.
LETTER TO SHAREHOLDERS     pg    1
NOTICE OF 2018 ANNUAL MEETING     pg    2
MANAGEMENT INFORMATION CIRCULAR     pg    3
Summary     pg    4
ABOUT THE SHAREHOLDER MEETING    pg    6
Delivery of meeting materials    pg    6
Voting     pg    6
Business of the meeting     pg    10
GOVERNANCE    pg    26
About our governance practices     pg    26
COMPENSATION    pg    53
Compensation governance     pg    55
Director compensation discussion and analysis     pg    61
Director compensation - 2017 details     pg    65
Human Resources committee letter to shareholders     pg    70
Executive compensation discussion and analysis     pg    73
Executive compensation - 2017 details    pg    98
OTHER INFORMATION    pg    112
SCHEDULES    pg    113
We encourage you to sign up for electronic delivery of the 2018 Annual report and 2019 Management information circular.
Registered Shareholders can go to www.investorcentre.com and click on "Sign up for eDelivery" at the bottom of the page. Enter your Holder Account Number from your form of proxy and enter your postal code (if you are a Canadian resident), or your Family or Company Name (if you are not a resident of Canada), and click "Sign In".
Non-registered shareholders can go to www.investordelivery.com using the control number found on your voting instruction form or at www.proxyvote.com when you have finished voting. You can click on "Enroll for Electronic Delivery" and follow the instructions.

Letter to shareholders
February 20, 2018

Dear Shareholder:

TransCanada Corporation (TransCanada) is pleased to invite you to the annual meeting of common shareholders on April 27, 2018. The meeting will be held at 10:00 a.m. (Mountain Daylight Time) in the Ross Glen Hall, Roderick Mah Centre for Continuous Learning Building, Mount Royal University, 4825 Mount Royal Gate S.W., Calgary, Alberta.
Attending the meeting is your opportunity to meet the Board of Directors (Board) and management, learn more about our performance in 2017 and our strategy for the future, and vote in person on the items of business. If you are unable to attend the meeting in person, you can vote by proxy and listen to the live webcast on our website (www.transcanada.com).
The attached Management information circular includes important information about the meeting and how to vote. Please take some time to read the document and remember to vote. You can find more information about TransCanada in our 2017 Annual report and on our website.
We would like to extend our sincere thanks to Mr. Derek Burney and Mr. Rick Waugh, who are retiring from the Board on April 27, 2018, for their many years of dedicated service to TransCanada and our shareholders. Mr. Burney served as a director for 13 years, and made significant contributions to the Board and its committees. Mr. Burney most recently served on our Audit committee and Governance committee, where he assisted the Board in overseeing the integrity of our financial compliance practices and maintaining strong governance policies and practices. Mr. Burney also served as chair of the Governance committee for five years, during which he oversaw board renewal and a smooth transition of Chair of the Board. Mr. Waugh served as a director for six years during which time his industry knowledge and management experience provided valuable context and perspective to each of the committees he has served on.
In November 2017, the company was pleased to announce the appointment of Mr. Thierry Vandal to the Board of Directors. Mr. Vandal's extensive experience in the energy industry, leadership skills and strong business acumen have proven to be a useful addition to the Board.
Thank you for your continued confidence in TransCanada. Russ Girling, our CEO, and I look forward to seeing you at the meeting on April 27th.
Sincerely,

Siim A. Vanaselja
Chair of the Board of Directors

1	TransCanada Management information circular 2018

Notice of 2018 annual meeting
You are invited to our 2018 annual meeting of common shareholders:

WHEN
Friday, April 27, 2018 at 10:00 a.m.
Mountain Daylight Time (MDT)

WHERE
Ross Glen Hall
Roderick Mah Centre for Continuous Learning Building
4825 Mount Royal Gate S.W.
Calgary, Alberta

YOUR VOTE IS IMPORTANT
If you are a shareholder of record of TransCanada common shares on March 12, 2018, you are entitled to receive notice of, attend and vote at this meeting.
Please take some time to read the attached Management information circular. It contains important information about the meeting and explains who can vote and how to vote.
By order of the Board of Directors,

Six items of business
1. Receive our audited consolidated financial statements for the year ended December 31, 2017, and the auditors’ report.
2. Elect the directors.
3. Appoint the auditors and authorize the directors to set their compensation.
4. Participate in the advisory vote on our approach to executive compensation (say on pay).
5. Consider a shareholder proposal regarding climate change disclosure.
6. Consider other business that is properly brought before the meeting or any meeting that is reconvened if the meeting is adjourned.

Christine R. Johnston Vice-President, Law and Corporate Secretary TransCanada Corporation Calgary, Alberta February 20, 2018

TransCanada Management information circular 2018	2

Management information circular

We are sending you this Management information circular (circular) because you are a shareholder of record of TransCanada shares on March 12, 2018. You have the right to attend our 2018 annual meeting of common shareholders and to vote your shares in person or by proxy. If you are unable to attend the meeting, you can listen to the webcast in English on our website (www.transcanada.com).
Management is soliciting your proxy for the meeting, and we pay all costs for doing so. We will start mailing the proxy materials on March 20, 2018, and will also provide the materials to brokers, custodians, nominees and other fiduciaries to forward them to shareholders. A TransCanada employee may also contact you to encourage you to vote.
The Board of Directors (Board) has approved the contents of this circular and has authorized us to send it to you. We have also sent a copy to each member of our Board and to our auditors, and will file copies with the appropriate government agencies.
Unless stated otherwise, information in this document is as of February 20, 2018, and all dollar amounts are in Canadian dollars.
By order of the Board of Directors,

In this document,
• you, your and shareholder mean a holder of common shares of TransCanada Corporation,
• we, us, our and TransCanada mean TransCanada Corporation, and
• TransCanada shares and shares mean common shares of TransCanada Corporation, unless stated otherwise.

Our principal corporate and executive offices are located at 450 1st Street S.W., Calgary, Alberta T2P 5H1

Christine R. Johnston
Vice-President, Law and Corporate Secretary
TransCanada Corporation
Calgary, Alberta
February 20, 2018

About shareholder mailings
In March 2017, we asked all registered and beneficial shareholders to advise us in writing if they did not want to receive our Annual reports when they became available.
If you are a registered shareholder who replied that you no longer want to receive the report, or a beneficial shareholder who did not reply, you will not receive a copy. If you purchased TransCanada shares after March 12, 2018, you also may not receive a copy of our 2017 Annual report.
Our 2017 Annual report is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com), or you can request a free copy from our transfer agent: Computershare Trust Company of Canada
	Tel:	1.800.340.5024 (toll-free within North America) 1.514.982.7959 (outside North America)
	Email:	transcanada@computershare.com

3	TransCanada Management information circular 2018

Summary
The following pages are key points of information you will find in this circular. You should read the entire circular before voting.
Voting
You will be asked to vote on four items at the meeting:

Item	Board recommendation	More information (pages)
Elect 11 directors	For	13
Appoint KPMG LLP, Chartered Professional Accountants as auditors	For	11
Advisory vote on executive compensation (say on pay)	For	53-58, 68-111
Consider a shareholder proposal regarding climate change disclosure	For	113-114

Nominated Directors

Name	Occupation	Age	Independent	Director since	% Votes in favour at 2017 AGM	2017 Committees	2017 Board attendance	Number of other public boards

Kevin E. Benson Calgary, AB	Corporate Director	70	Yes	2005	99.70	Audit Governance (Chair)	100%	0

Stéphan Crétier Dubai, UAE	Chairman, President and Chief Executive Officer, GardaWorld Security Corporation	54	Yes	2017	99.75	Audit Health, Safety & Environment	78%	0

Russell K. Girling Calgary, AB	President and Chief Executive Officer, TransCanada	55	No	2010	99.77	–	100%	1

S. Barry Jackson Calgary, AB	Corporate Director	65	Yes	2002	99.32	Governance Human Resources	100%	1

John E. Lowe Houston, TX	Senior Executive Adviser, Tudor, Pickering, Holt & Co., LLC	59	Yes	2015	99.79	Audit (Chair) Health, Safety & Environment	100%	2

Paula Rosput Reynolds Seattle, WA	Corporate Director	61	Yes	2011	99.26	Governance Human Resources (Chair)	100%	3

Mary Pat Salomone Naples, FL	Corporate Director	57	Yes	2013	99.65	Health, Safety & Environment Human Resources	82%	2

Indira Samarasekera Vancouver, BC	Senior Advisor, Bennett Jones LLP	65	Yes	2016	99.75	Audit Governance	82%	2

D. Michael G. Stewart Calgary, AB	Corporate Director	66	Yes	2006	99.72	Audit Health, Safety & Environment (Chair)	100%	2

Siim A. Vanaselja Toronto, ON	Corporate Director	61	Yes	2014	93.55	Board Chair Governance Human Resources	100%	2

Thierry Vandal Mamaroneck, NY	President, Axium Infrastructure US, Inc.	57	Yes	2017	–	Audit Health Safety & Environment	100%	1

TransCanada Management information circular 2018	4

Compensation
TransCanada’s compensation programs are designed to 'pay for performance' by rewarding employees, including our executives, for delivering results that meet or exceed our corporate objectives and support our overall strategy.
In order to attract, engage and retain high-performing employees, we review our programs each year to ensure we offer compensation that is market competitive. Our target compensation levels are determined with reference to median levels in our peer group. Actual performance that exceeds expectations can result in compensation above market median levels.
Our compensation programs are intended to align the executives' interests with those of our various stakeholders. The Human Resources committee and the Board place a significant emphasis on variable compensation, particularly long-term incentives, when determining the total direct compensation for our executives. Both our executive share unit and stock option plans encourage value creation over the long term.

Our best practices include:
•  benchmarking director and executive compensation against size appropriate peer groups to assess competitiveness and fairness
•  maximums on variable compensation payments
•  share ownership requirements for our directors and executives
•  incentive compensation reimbursement ('clawback') policy and anti-hedging policy, and
•  annual say on pay vote, averaging 97 per cent approval for the last three years.

Governance
We believe that strong corporate governance improves corporate performance and benefits all stakeholders. Our governance highlights are noted below.

Size of Board	13
Percentage of independent directors	92%
Percentage of women on Board	23%
Board Diversity policy	Yes + 30% target
Number of board interlocks	0
External board service limits for independent directors	4 public company boards in total
Average director age	63
All committees independent	Yes
Annual director elections	Yes
Individual director elections	Yes
Majority voting policy	Yes
Independent executive compensation consultant	Yes
Clawback policy	Yes
Double-trigger vesting on change of control	Yes
Separate chair and CEO	Yes
Director retirement age	70
Director share ownership requirements	4x retainer
Executive share ownership requirements	5x (CEO), 2x (other named executives)
In-camera sessions at every Board and committee meeting	Yes
Annual say on pay	Yes
Code of business ethics	Yes
Board, committee and director evaluations annually	Yes
Board orientation and education program	Yes
Notes

•	There are currently 13 directors on the Board, however, with Mr. Burney and Mr. Waugh retiring, there will be 11 directors after the annual meeting of shareholders.

•
The Board may waive the director retirement policy in special circumstances or if a director has not yet served seven years on the Board by age 70. The Board has waived the retirement policy for Mr. Benson as discussed on page 45.

•	All executives must meet their share ownership requirements through direct share ownership.

5	TransCanada Management information circular 2018

About the shareholder meeting
As a shareholder of record, you are entitled to vote your TransCanada shares at the annual meeting. The meeting will cover six items of business, which are discussed in more detail starting on page 10.
This next section discusses delivery of the meeting materials and the voting process.

Delivery of meeting materials
We are using notice and access to deliver the circular to our registered shareholders.
This means that TransCanada will post the circular online for our shareholders to access electronically. You will receive a package in the mail with a notice (Notice) explaining how to access and review the circular electronically and how to request a paper copy at no charge. You will also receive a form of proxy in the mail so you can vote your shares.
Notice and access is an environmentally friendly and cost effective way to distribute the circular because it reduces printing, paper and postage.
This circular is available on SEDAR (www.sedar.com) and on our website (www.Transcanada.com/Notice-And-Access).
How to request a paper copy of the circular
Starting March 20, 2018, registered shareholders can request a paper copy of the circular for up to one year. The circular will be sent to you at no charge.
If you would like to receive a paper copy of the circular, please follow the instructions provided in the Notice.
Requests by registered shareholders must be made by 5:00 p.m. Eastern Daylight Time (EDT), Wednesday, April 11, 2018 in order for you to receive a paper copy of the circular before the annual meeting on April 27, 2018.
If you request a paper copy of the circular you will not receive a new form of proxy, so you should keep the original form sent to you in order to vote.
If you have questions about notice and access, you can call our Investor Relations line at 403.920.7911 or 1.800.361.6522.

Voting
WHO CAN VOTE
Shareholders of record on March 12, 2018 are entitled to receive notice of our 2018 annual meeting of common shareholders and vote their shares. Our Board set this date to allow enough time for shareholders to receive and review the materials, make their voting decisions and send in their voting instructions before the deadline.
As of February 20, 2018, we had 884,844,295 shares outstanding. Each share carries the right to one vote on any item of business that properly comes before the meeting and any meeting that is reconvened if the meeting is adjourned. Subject to our majority voting policy for director elections (see Governance Philosophy – Majority Voting), we need a simple majority of votes (50 per cent plus one vote) for all items to be approved by shareholders.
As of February 20, 2018, we had the following preferred shares outstanding:

First Preferred Shares	Number of shares outstanding
Series 1	9,498,423
Series 2	12,501,577
Series 3	8,533,405
Series 4	5,466,595
Series 5	12,714,261
Series 6	1,285,739
Series 7	24,000,000
Series 9	18,000,000
Series 11	10,000,000
Series 13	20,000,000
Series 15	40,000,000
The holders of these shares do not have voting rights at the meeting.

TransCanada Management information circular 2018	6

Registered shareholders
You are a registered shareholder if you have a share certificate in your name.
We will prepare a list of the registered shareholders as of March 12, 2018, showing the names of all shareholders who are entitled to vote at the meeting and the number of shares each owns. Our transfer agent, Computershare Trust Company of Canada (Computershare), will have a copy of the list at their Calgary office if you want to check it during regular business hours. Computershare is located at Suite 600, 530 8th Avenue S.W., Calgary, Alberta T2P 3S8. Tel: 403.267.6800.
You can also check the list when you arrive at the meeting.
Non-registered (beneficial) shareholders
You are a non-registered or beneficial shareholder if your securities broker, financial institution, clearing agency, trustee or custodian (your nominee) holds the shares for you in a nominee account.
Principal shareholders
Our directors and executives are not aware of any person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10 per cent of our outstanding shares.
HOW TO VOTE
You have two ways to vote:

•	by proxy, or

•	by attending the meeting and voting in person.
Voting by proxy
Voting by proxy means you are giving someone else the authority to attend the meeting and vote for you (your proxyholder).
You must return your signed proxy form in order to vote by proxy.
If you appoint the TransCanada proxyholders and specify your voting instructions, your shares will be voted accordingly. If you do not specify how you want to vote your shares, your shares will be voted for you as follows:

•	for the nominated directors listed on the proxy form and in this circular

•	for the appointment of KPMG LLP, Chartered Professional Accountants (KPMG) as TransCanada’s auditors and authorizing the directors to set their compensation

•	for our approach to executive compensation, as described in this circular

•	for the shareholder proposal, as set forth in Schedule A of this circular.

If you appoint someone else as your proxyholder, but do not specify how you want to vote your shares, the person can vote as they see fit.
If there are any amendments to the items of business or any other matters that properly come before the meeting (including where the meeting will be reconvened if it was adjourned), your proxyholder has the discretion to vote as they see fit, in each instance, to the extent permitted by law whether the amendment or other matter of business that comes before the meeting is routine or contested.
Late proxies may be accepted or rejected by the chair of the meeting at his or her discretion and the chair of the meeting is under no obligation to accept or reject any particular late proxy. The chair of the meeting may waive or extend the proxy cut-off without notice.
You can choose anyone to be your proxyholder – the person does not need to be a TransCanada shareholder or the TransCanada representatives named in the proxy form. You must write the person's name on your proxy form, and return the signed proxy form to Computershare to appoint someone as your proxyholder.
You should tell this person that you have appointed him or her as your proxyholder and that they need to attend the meeting in person and vote on your behalf. Your proxyholder must vote your shares according to your instructions. Your shares will not be voted if your proxyholder does not attend the meeting to vote for you.
If you have returned your signed proxy form and you do not appoint anyone to be your proxyholder, Siim A. Vanaselja, Chair of the Board, Russell K. Girling, President and Chief Executive Officer or Christine R. Johnston, Vice-President, Law and Corporate Secretary (TransCanada proxyholders) will be appointed to act as your proxyholder to vote or withhold from voting your shares at the meeting according to your instructions.

7	TransCanada Management information circular 2018

Registered shareholders
We mail the Notice directly to you, and your package includes a proxy form.
You may request a paper copy of the circular by following the instructions in the Notice that was mailed to you.
Appointing a proxyholder
You can appoint the TransCanada proxyholders named on the proxy form to vote your shares at the meeting according to your instructions. If you appoint them, but do not indicate your voting instructions on the form, your shares will be voted for each item of business.
You can decide to appoint someone else to represent you and vote your shares at the meeting. Print the name of that person in the blank space on the proxy form. If you do not specify how to vote your shares, your proxyholder can vote as they see fit.
Take some time to read about the items of business (see page 10), then complete the proxy form mailed to you, sign and date it, and mail it in the envelope provided. Computershare must receive the completed form by 12:00 p.m. Eastern Daylight Time (EDT) on Wednesday, April 25, 2018.
If your package is missing an envelope, use a blank one and address it to:
Computershare Trust Company of Canada
Stock Transfer Services
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
If you want to submit your voting instructions by phone or on the internet, you must do so by 12:00 p.m. EDT on Wednesday, April 25, 2018. See the instructions on your proxy form.
Attending the meeting and voting in person
If you want to attend the meeting and vote in person, do not complete the proxy form. Just register with Computershare when you arrive at the meeting.
You can still attend the meeting if you have already submitted your voting instructions, but you cannot vote again at the meeting unless you revoke your proxy as described on the next page.
Non-registered (beneficial) shareholders
Your broker, its agent or its nominee can only vote your TransCanada shares if they have received proper voting instructions from you. If you are a beneficial shareholder, your package includes a voting instruction form. Complete the form and follow the return instructions on the form.

The voting instruction form is similar to a proxy form, however it can only instruct the registered shareholder how to vote your shares. You cannot use the form to vote your shares directly.
Your broker is required by law to receive voting instructions from you before voting your shares. Every broker has their own mailing procedures and instructions for returning the completed voting instruction form, so be sure to follow the instructions provided on the form.
Most brokers delegate responsibility for obtaining instructions from their clients to Broadridge Investor Communications Corporation (Broadridge). Broadridge mails the proxy materials and voting instruction form to beneficial shareholders, at our expense.
The voting instruction form will name the same TransCanada representatives listed on page 7 to act as TransCanada proxyholders.
Attending the meeting and voting in person
You can attend the meeting and vote in person, or you can appoint someone else to attend the meeting and give your voting instructions. Print your name, or the name of the person you are appointing, in the blank space provided on the voting instruction form. Complete the rest of the form and then mail it to Broadridge (or to your broker, as instructed on your voting instruction form) as soon as possible. Your package also includes instructions for submitting your voting instructions by phone or on the internet if you prefer either of these methods. You can still attend the meeting if you have already submitted your voting instructions, but you cannot vote again at the meeting unless you revoke your proxy as described below.
Broadridge tabulates the results of all the instructions it receives from beneficial shareholders, and provides appropriate voting instructions to our transfer agent.

TransCanada Management information circular 2018	8

CHANGING YOUR VOTE
Registered shareholders
If you change your mind and want to revoke your proxy, you need to notify us in writing. Sign a written statement (or have your attorney sign a statement with your written authorization) and send it to:
Corporate Secretary
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta T2P 5H1
Fax: 403.920.2467
We must receive the notice by 12:00 p.m. EDT on Wednesday, April 25, 2018, or the last business day prior to the day the meeting is reconvened if it was adjourned. You can also give the notice to the chair of the meeting in person at the meeting.
If you submitted your voting instructions by phone or on the internet, you can revoke or change your vote by sending your new instructions again, as long as they are received by 12:00 p.m. EDT on Wednesday, April 25, 2018, or the last business day prior to the day the meeting is reconvened if it was adjourned. A vote that is cast with a later date and time will supersede an earlier vote.
Non-registered (beneficial) shareholders
If you change your mind, contact your broker or nominee.

HOW THE VOTES ARE COUNTED
As transfer agent, Computershare counts and tabulates the votes on our behalf to ensure the votes are kept confidential. They only show us the ballot or proxy form if:

•	it is required by law

•	there is a proxy contest, or

•	there are written comments on the proxy form.

Unable to attend the meeting? We will have a live webcast of our meeting in English on our website – go to www.transcanada.com for details.

9	TransCanada Management information circular 2018

Business of the meeting Our annual meeting will cover six items of business:

FINANCIAL STATEMENTS – see our 2017 Annual report (available at www.transcanada.com). You will receive our consolidated financial statements for the year ended December 31, 2017, and the auditors’ report. These documents have been filed with the appropriate government regulatory agencies and are included in our 2017 Annual report. We mail you the Annual report unless you declined in writing, or failed to respond that you wanted to receive a copy when we asked you in March 2017. Our Annual report is also available in English and French on our website (www.transcanada.com), or you can request a copy from our Corporate Secretary.

DIRECTORS – see page 13
You will vote on electing 11 directors to the Board. The director profiles starting on page 14 give important information about each nominated director, including his or her background, experience and memberships on other public company boards he or she serves on. All of the nominated directors currently serve on our Board, and we have included their 2017 attendance, the value of TransCanada shares or Deferred Share Units (DSUs) they currently hold (their at-risk investment) and their election results from the 2017 annual meeting. You can find more information about their at-risk investment on pages 65 and 66.

About quorum
We must have a quorum for the meeting to proceed.

Quorum constitutes two people present, in person, at the meeting, who are entitled to vote at the meeting and represent at least 25 per cent of the issued and outstanding TransCanada shares. The two people are entitled to vote in their own right, by proxy, or as a duly authorized representative of a shareholder.

All directors are elected for a one-year term.

1.	Kevin E. Benson	5.	John E. Lowe	9.	D. Michael G. Stewart
2.	Stéphan Crétier	6.	Paula Rosput Reynolds	10.	Siim A. Vanaselja
3.	Russell K. Girling	7.	Mary Pat Salomone	11.	Thierry Vandal
4.	S. Barry Jackson	8.	Indira Samarasekera
The Board recommends you vote for the nominated directors:
RESOLVE to elect the directors listed in TransCanada’s circular dated February 20, 2018 to hold office until the next annual meeting of shareholders or until their successors are earlier elected or appointed.

TransCanada Management information circular 2018	10

AUDITORS
You will vote on appointing the auditors. The auditors will hold office until the close of our next annual meeting of shareholders.
The Board recommends that KPMG be appointed as auditors. Representatives of KPMG will attend the meeting, have an opportunity to make a statement and respond to any questions.
KPMG has been our external auditors since 1956, and have confirmed they are independent with respect to TransCanada within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and applicable legal requirements.
The table below shows the services KPMG provided during the last two fiscal years and the fees we paid them:

($ millions)	2017	2016
Audit fees	9.7(1)	8.2
• audit of the annual consolidated financial statements
• services related to statutory and regulatory filings or engagements
• review of interim consolidated financial statements and information contained in various prospectuses and other securities offering documents
Audit-related fees	0.1	0.1
• services related to the audit of the financial statements of certain TransCanada post-retirement and post-employment plans, and pipeline abandonment trusts
Tax fees(2)	0.8	0.6
• Canadian and international tax planning and tax compliance matters, including the review of income tax returns and other tax filings
All other fees	0.2	–
• French translation services
Total fees	10.8	8.9
Notes
(1) The increase in audit fees from 2016 reflects the transfer of Columbia Pipeline Group, Inc. (Columbia) audit to KPMG, following TransCanada's acquisition of Columbia in 2016.
(2) The tax fees principally related to fees incurred on account of compliance matters.
You will also vote on authorizing the directors to set the auditors’ compensation.
The Board recommends you vote for appointing KPMG as our auditors to hold office until the close of our next annual meeting of shareholders:
RESOLVE to appoint KPMG as auditors of TransCanada until the close of our next annual meeting of shareholders, and authorize the directors to fix their remuneration.

11	TransCanada Management information circular 2018

ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION
You will have an opportunity to have a say on pay by participating in the advisory vote on our approach to executive compensation. The Board believes the vote is beneficial because it holds directors accountable to shareholders for their decisions on executive compensation and provides valuable feedback.
While the vote is non-binding, the Board will take the results into consideration when it considers compensation policies, procedures and decisions in the future. We will disclose the results of the advisory vote in our report on voting results for the meeting, which will be posted on our website (www.transcanada.com) and on SEDAR (www.sedar.com).
Since 2010, we have held annual say on pay votes at our annual shareholder meetings. Over the last three years, these advisory votes were approved by 97.10 per cent in 2015, 97.46 per cent in 2016, and 97.39 per cent in 2017. The voting results confirm that a significant majority of shareholders have accepted our approach to executive compensation.
The Board recommends you vote for our approach to executive compensation:
RESOLVE on an advisory basis, without diminishing the role and responsibilities of TransCanada’s Board, that the shareholders accept the approach to executive compensation disclosed in TransCanada’s circular dated February 20, 2018.
SHAREHOLDER PROPOSAL
We received one shareholder proposal, included below. Please refer to Schedule A for the supporting statement and our response.
The Board recommends you vote for the shareholder proposal.
RESOLVE that TransCanada will report on how the company is assessing long-term risks and opportunities in relation to climate change and the current transition to a low-carbon economy. Such reporting should provide an analysis of the resilience of TransCanada’s business model in various scenarios and could include a 2° Celsius scenario analysis. This reporting should be done at reasonable cost, omit proprietary information and be issued before the company’s annual meeting in 2019.
OTHER BUSINESS
We did not receive any shareholder proposals for the meeting, except for the one included above. The Board and management are not aware of any other items to be properly brought before the meeting.

TransCanada Management information circular 2018	12

THE NOMINATED DIRECTORS
Our articles currently state that the Board must have a minimum of eight and a maximum of 15 directors. The Board has determined that 11 directors will be elected this year.
The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors and the four standing committees, and to achieve effective decision-making. It believes that all of the nominated directors are well qualified to serve on the Board.

Each nominated director has expressed his or her willingness to serve on our Board until our next annual meeting of shareholders.
If elected, they will also serve on the Board of TransCanada PipeLines Limited (TCPL), our main operating subsidiary.

10 of the 11 nominated directors (91 per cent) are independent within the meaning of Canadian and applicable U.S. securities law, regulation and policy, and the applicable rules of the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE), the two stock exchanges TransCanada shares are listed on. The only exception is Russell K. Girling because of his role as President and Chief Executive Officer (CEO).
The profiles on the following pages show each director’s holdings in TransCanada shares at February 28, 2017, and as of the date of this circular. DSUs are calculated on the basis of retainer fees paid in 2017 and dividend equivalents credited up to January 31, 2017 and January 31, 2018. They also indicate the year he or she joined the Board and has continually served as a director of TransCanada (or TCPL, prior to 2003 when it became a wholly-owned subsidiary of TransCanada). All of the nominated directors are Canadian residents except for Mr. Lowe, Ms. Reynolds, Ms. Salomone and Mr. Vandal who are U.S. residents, and Mr. Crétier, who is a resident of the United Arab Emirates.

We have share ownership requirements for our directors and executives to align their interests with those of our shareholders.

As of February 20, 2018, all of our directors are in compliance with our director share ownership policy. The following directors have five years from their appointment date to meet the requirements (see page 61 for more information):

Director	Date appointed	Share ownership date
Dr. Samarasekera	April 29, 2016	April 29, 2021
Mr. Vanaselja	May 5, 2017	May 5, 2022
Mr. Vandal	November 6, 2017	November 6, 2022

As Mr. Vanaselja was appointed Chair of the Board on May 5, 2017, his required share ownership level has increased to four times the Chair retainer.
Mr. Girling meets the share ownership requirements for the CEO (see page 79 for details).
The at-risk investment reflects the total market value of the director’s TransCanada shares and DSUs based on the closing share price on the TSX of $56.89 on February 20, 2018. See At-risk investment on pages 65 and 66 for more information.

13	TransCanada Management information circular 2018

Kevin E. Benson AGE 70, CALGARY, AB, CANADA | DIRECTOR SINCE 2005

Mr. Benson is a corporate director. He was President and Chief Executive Officer of Laidlaw International, Inc. from June 2003 to October 2007, and Laidlaw, Inc. from September 2002 to June 2003. Mr. Benson served as President and Chief Executive Officer of The Insurance Corporation of British Columbia from December 2001 until September 2002. He was also a director of the Calgary Airport Authority from January 2010 to December 2013.
In February 2015, Mr. Benson became a director of Winter Sport Institute (non-profit). Mr. Benson is a Chartered Accountant (South Africa) and was a member of the South African Society of Chartered Accountants.

Independent
Skills and experience
•
Accounting/audit
•
Capital markets
•
CEO
•
Governance
•
Operations/health, safety & environment
At-risk investment
$4,455,739
TransCanada
Board/committees
2017 meeting attendance
•
Board of Directors
11/11 meetings
(100%)
•
Audit committee
5/5 meetings
(100%)
•
Governance committee (Chair)
4/4 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2017	490,809,599	(99.70%)	1,486,837 (0.30%)
2016	375,803,538	(99.55%)	1,699,271 (0.45%)
2015	338,385,874	(98.34%)	5,726,837 (1.66%)
Other public company boards	Stock exchange		Board committees
–	–		–
TransCanada securities held	2018	2017	Meets share ownership requirements
Shares	3,000	13,000	Yes
DSUs	75,322	68,403

Mr. Benson became the Governance committee Chair on May 5, 2017

TransCanada Management information circular 2018	14

Stéphan Crétier AGE 54, DUBAI, UNITED ARAB EMIRATES | DIRECTOR SINCE 2017

Mr. Crétier is the Chairman, President and Chief Executive Officer of GardaWorld Security Corporation (GardaWorld) (private security services). He is also a director of a number of GardaWorld's direct and indirect subsidiaries.
Mr. Crétier has previously served as a director of ORTHOsoft Inc. (formerly ORTHOsoft Holidings Inc.) from August 2004 to November 2004, a director of BioEnvelop Technologies Corp. from 2001 to 2003 and as a director, President and Chief Executive Officer of Rafale Capital Corp. from 1999 to 2001. He plays an active role as a board member of several organizations, including the Montréal Economic Institute, a leading free market thinktank, and the International Security Lique. He also serves on the Board of Trustees of the Hirshhorn Museum, a Smithsonian Institution in Washington D.C.
In 2007, Mr. Crétier was honoured by the Canadian Cancer Society for his exceptional contribution to its mission and in 1998 he was named Young Entrepreneur of the Year by the Québec Young Chamber of Commerce.
Mr. Crétier holds a Master of Business Administration degree from the University of California (Pacific).

Independent
Skills and experience
•
CEO
•
Mergers & acquisitions
•
Operations/health, safety & environment
•
Risk management
•
Strategy & leading growth
At-risk investment
$1,253,002
TransCanada
Board/committees
2017 meeting attendance
•
Board of Directors
7/9 meetings
(78%)
•
Audit committee
4/4 meetings
(100%)
•
Health, Safety & Environment committee
3/3 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2017	491,065,885	(99.75%)	1,231,867 (0.25%)
2016	–	–	–
2015	–	–	–
Other public company boards	Stock exchange		Board committees
–	–		–
TransCanada securities held	2018	2017	Meets share ownership requirements
Shares	18,500	–	Yes
DSUs	3,525	–

Mr. Crétier joined the Board of Directors on February 17, 2017.

15	TransCanada Management information circular 2018

Russell K. Girling AGE 55, CALGARY, AB, CANADA | CHIEF EXECUTIVE OFFICER | DIRECTOR SINCE 2010

Mr. Girling has been President and Chief Executive Officer (CEO) since July 1, 2010. He has led TransCanada through a period of unprecedented growth, including the development of its Liquids Pipelines business, expansion of its power generation portfolio and the successful US$13 billion acquisition of Columbia Pipeline Group in July 2016.
Previously, Mr. Girling held the positions of Chief Operating Officer; President, Pipelines; Executive Vice-President, Corporate Development; Chief Financial Officer; and Executive Vice-President, Power. Prior to joining TransCanada in 1994, Mr. Girling held several marketing and management positions at Suncor Inc., Northridge Petroleum Marketing and Dome Petroleum.
Mr. Girling is currently a director of Nutrien Ltd. (formed by the merger of Potash Corporation of Saskatchewan and Agrium Inc. Mr. Girling was a director of Agrium Inc.) (agricultural), the American Petroleum Institute and the Business Council of Canada and is a member of the U.S. National Petroleum Council and U.S. Business Roundtable. Mr. Girling is the former Chairman of the Interstate Natural Gas Association of America, former Chairman of the Natural Gas Council and former director of the Canadian Energy Pipeline Association. He has also served as Chairman and CEO of TC PipeLines GP, Inc. (general partner of TC PipeLines, LP), Chairman of TransCanada Power, L.P. and director of Bruce Power Inc.
Mr. Girling co-chaired the 2012 United Way of Calgary Campaign and is a director of the Willow Park Charity Golf Classic. He was a 1998/1999 recipient of Canada’s Top 40 Under 40 Award for leadership excellence for Canadians under the age of 40. In 2008, he was the recipient of the Haskayne School of Business Management Alumni Excellence (MAX) Award.
Mr. Girling holds a Bachelor of Commerce degree and a Master of Business Administration in Finance from the University of Calgary.

Not Independent
(President and Chief Executive Officer of TransCanada)
Skills and experience
•
Accounting/audit
•
Capital markets
•
Electric power
•
Energy, midstream & transportation
•
Strategy & leading growth
At-risk investment
$14,138,075
TransCanada
Board/committees
2017 meeting attendance
•
Board of Directors
11/11 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2017	491,176,311	(99.77%)	1,122,491 (0.23%)
2016	376,856,536	(99.83%)	646,477 (0.17%)
2015	338,970,732	(98.51%)	5,141,980 (1.49%)
Other public company boards	Stock exchange		Board committees
Nutrien Ltd. (formerly Agrium Inc.) (agricultural)	TSX, NYSE		Audit Corporate Governance
TransCanada securities held	2018	2017	Meets share ownership requirements
Shares	248,516	208,293	Yes (for CEO)
DSUs	–	–

As President and CEO of TransCanada, Mr. Girling is not a member of any of our committees, but is invited to attend committee meetings as required.

TransCanada Management information circular 2018	16

S. Barry Jackson AGE 65, CALGARY, AB, CANADA | DIRECTOR SINCE 2002

Mr. Jackson is a corporate director. He currently serves on the board of WestJet Airlines Ltd. (airline).
Mr. Jackson has previously served as a director of Laricina Energy Ltd. (oil and gas, exploration and production) from 2009 to November 2017, Nexen Inc. (oil and gas, exploration and production) from 2001 to June 2013, serving as Chair from 2012, a director of Cordero Energy Inc. from 2005 to 2008, the Chair of Resolute Energy Inc. from 2002 to 2005, the Chair of Deer Creek Energy Limited from 2001 to 2005 and director of ENMAX Corporation from 1999 to 2002, Westcoast Energy Inc. from 2001 to 2002, and Gulf Canada Resources Ltd. from 2000 to 2001.
Mr Jackson has also been the President and Chief Executive Officer of Crestar Energy Inc. from 1993 to 2000 and was the Chair of the Canadian Association of Petroleum Producers in 1997. Prior to that, he held a number of senior management positions in the oil and gas industry since 1974.
Mr. Jackson has a Bachelor of Science in Engineering from the University of Calgary.

Independent
Skills and experience
•
CEO
•
Human resources & compensation
•
Operations/health, safety & environment
•
Strategy & leading growth
•
Upstream oil & gas
At-risk investment
$11,088,999
TransCanada
Board/committees
2017 meeting attendance
•
Board of Directors
11/11 meetings
(100%)
•
Governance committee
4/4 meetings
(100%)
•
Human Resources committee
5/5 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2017	488,941,028	(99.32%)	3,355,408 (0.68%)
2016	368,817,294	(97.70%)	8,685,719 (2.30%)
2015	338,454,635	(98.36%)	5,658,076 (1.64%)
Other public company boards	Stock exchange		Board committees
WestJet Airlines Ltd. (airline)	TSX		People & Compensation Safety, Health and Environment (Chair)
TransCanada securities held	2018	2017	Meets share ownership requirements
Shares	39,000	39,000	Yes
DSUs	155,920	146,772

Laricina Energy (Laricina), a private company, voluntarily entered into the Companies’ Creditors Arrangement Act (CCAA) and obtained an order from the Court of Queen's Bench of Alberta, Judicial Centre of Calgary for creditor protection and stay of proceedings effective March 26, 2015. A final court order was granted on January 28, 2016, allowing Laricina to exit from protection under the CCAA and concluding the stay of proceedings against Laricina and subsidiaries.

17	TransCanada Management information circular 2018

John E. Lowe AGE 59, HOUSTON, TX, U.S.A. | DIRECTOR SINCE 2015

Mr. Lowe has been the non-executive Chairman of Apache Corporation’s (oil and gas) board of directors since May 2, 2015, having previously joined Apache Corporation's board in July 2013. He also currently serves on the board of directors for Phillips 66 (energy infrastructure) and, has been the Senior Executive Adviser at Tudor, Pickering, Holt & Co. LLC (energy investment and merchant banking) since September 2012.
Mr. Lowe has previously served as a director of Agrium Inc. (agricultural) from May 2010 to August 2015, DCP Midstream LLC (oil and gas, exploration and production) and its wholly owned subsidiary, DCP Midstream GP, LLC, the general partner of DCP Midstream Partners, LP from October 2008 to April 2012 and Chevron Phillips Chemical Co. LLC from October 2008 to January 2011. He has also held various executive and management positions with ConocoPhillips Co. for more than 25 years, including Assistant to the Chief Executive Officer of ConocoPhillips Co., Executive Vice-President of Exploration & Production and Executive Vice-President of Commercial.
Mr. Lowe is on the Board of Advisors of Kelce School at Pittsburg State University. He has also previously served on the Texas Children’s Hospital West Campus Advisory Council and is a former director of the National Association of Manufacturers.
Mr. Lowe holds a Bachelor of Science degree in Finance and Accounting from Pittsburg State University in Pittsburg, Kansas and is a Certified Public Accountant (inactive).

Independent
Skills and experience
•
Accounting/audit
•
Capital markets
•
Energy, midstream & transportation
•
Mergers & acquisitions
•
Upstream oil & gas
At-risk investment
$1,476,808
TransCanada
Board/committees
2017 meeting attendance
•
Board of Directors
11/11 meetings
(100%)
•
Audit committee (Chair)
5/5 meetings
(100%)
•
Health, Safety & Environment committee
4/4 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2017	491,250,080	(99.79%)	1,040,235 (0.21%)
2016	376,651,391	(99.77%)	851,418 (0.23%)
2015	–	–	–
Other public company boards	Stock exchange		Board committees
Apache Corporation (oil and gas)	NYSE		Non-executive Chairman
Phillips 66 Company (energy infrastructure)	NYSE		Public Policy (Chair) Audit
TransCanada securities held	2018	2017	Meets share ownership requirements
Shares	15,000	15,000	Yes
DSUs	10,959	7,952

Mr. Lowe became the Audit committee Chair on May 5, 2017

TransCanada Management information circular 2018	18

Paula Rosput Reynolds AGE 61, SEATTLE, WA, U.S.A. | DIRECTOR SINCE 2011

Ms. Reynolds is a corporate director. She serves as a director of CBRE Group, Inc. (commercial real-estate), BP p.l.c. (oil and gas) and BAE Systems plc (aerospace, defense, information security).
Ms. Reynolds previously served as a director of Siluria Technologies Inc. (natural gas) from February 2015 to June 2017, Delta AirLines Inc. (airline) from August 2004 to June 2015 and Anadarko Petroleum Corporation (oil and gas, exploration and production) from August 2007 to May 2014. She also served as Vice-Chair and Chief Restructuring Officer of American International Group, Inc. from October 2008 to September 2009 as part of the team that was appointed during the global financial crisis. Prior to that appointment, she served as President and Chief Executive Officer of Safeco Corporation until its acquisition by Liberty Mutual Group in September 2008. She was also Chair, President and Chief Executive Officer of AGL Resources Inc. from August 2000 to January 2006.
Ms. Reynolds has held the roles of Chief Executive Officer, President and Chief Operating Officer of Atlanta Gas Light Company, a wholly-owned subsidiary of AGL Resources Inc. She also previously served as President and Chief Executive Officer of Duke North America, a subsidiary of Duke Energy Corporation, and President of PanEnergy Power Services Inc. Prior to that she was Senior Vice-President of Pacific Gas Transmission Company, a predecessor company of Gas Transmission Northwest LLC, a subsidiary of TransCanada. Ms. Reynolds currently serves on the board for the Fred Hutchinson Cancer Research Center, and was until June 2015, on the board for KCTS-9 public television in Seattle. She has a Bachelor of Arts in Economics, with honours, from Wellesley College.

Independent
Skills and experience
•
CEO
•
Energy, midstream & transportation
•
Government & regulatory
•
Human resources & compensation
•
Major projects

At-risk investment
$1,863,204
TransCanada
Board/committees
2017 meeting attendance
•
Board of Directors
11/11 meetings
(100%)
•
Governance committee
1/1 meetings
(100%)
•
Health, Safety & Environment
committee
2/2 meetings
(100%)
•
Human Resources
committee (Chair)
5/5 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2017	488,654,240	(99.26%)	3,644,562 (0.74%)
2016	374,046,880	(99.08%)	3,456,071 (0.92%)
2015	338,415,097	(98.34%)	5,696,983 (1.66%)
Other public company boards	Stock exchange		Board committees
BAE Systems plc (aerospace, defence, information security)	London Stock Exchange (LSE), American Depositary Receipt (ADR), NYSE		Audit Remuneration (Chair)
BP p.l.c. (oil and gas)	LSE, ADR, NYSE		Audit Chairman's Committee
CBRE Group, Inc. (commercial real estate)	NYSE		–
TransCanada securities held	2018	2017	Meets share ownership requirements
Shares	6,000	6,000	Yes
DSUs	26,751	21,613

19	TransCanada Management information circular 2018

Mary Pat Salomone AGE 57, NAPLES, FL, U.S.A. | DIRECTOR SINCE 2013

Ms. Salomone is a corporate director. She currently serves on the board of directors of Herc Rentals (equipment rental) and Intertape Polymer Group (manufacturing). She also serves as a trustee of the Youngstown State University Foundation. Ms. Salomone was the Senior Vice-President and Chief Operating Officer of The Babcock & Wilcox Company (B&W) (energy infrastructure) from January 2010 to June 30, 2013. Prior to that, she served as Manager of Business Development from 2009 to 2010 and Manager of Strategic Acquisitions from 2008 to 2009 for Babcock & Wilcox Nuclear Operations Group, Inc. From 1998 through December 2007, Ms. Salomone served as an officer of Marine Mechanical Corporation, which B&W acquired in 2007, including her term as President and Chief Executive Officer from 2001 through 2007.
Ms. Salomone previously served on the board of directors of United States Enrichment Corporation (basic materials, nuclear) from December 2011 to October 2012 and on the Naval Submarine League from 2007 to 2013. She was formerly a member of the Governor’s Workforce Policy Advisory Board in Ohio and the Ohio Employee Ownership Center, and served on the board of Cleveland’s Manufacturing Advocacy & Growth Network.
Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University and a Master of Business Administration from Baldwin Wallace College. She completed the Advanced Management Program at Duke University’s Fuqua School of Business in 2011.

Independent
Skills and experience
•
Electric power
•
Governance
•
Human resources & compensation
•
Major projects
•
Operations/health, safety & environment
At-risk investment
$998,875
TransCanada
Board/committees
2017 meeting attendance
•
Board of Directors
9/11 meetings
(82%)
•
Health, Safety & Environment committee
4/4 meetings
(100%)
•
Human Resources committee
5/5 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2017	490,567,884	(99.65%)	1,730,918 (0.35%)
2016	376,547,744	(99.75%)	955,286 (0.25%)
2015	340,476,224	(98.94%)	3,636,487 (1.06%)
Other public company boards	Stock exchange		Board committees
Herc Rentals (rental equipment)	NYSE		Compensation Nominating & Governance
Intertape Polymer Group (manufacturing)	TSX		Audit Compensation
TransCanada securities held	2018	2017	Meets share ownership requirements
Shares	3,000	3,000	Yes
DSUs	14,558	11,407

Ms. Salomone was a director of Crucible Materials Corp. (Crucible) from May 2008 to May 1, 2009. On May 6, 2009, Crucible and one of its affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the Bankruptcy Court). On August 26, 2010, the Bankruptcy Court entered an Order confirming Crucible’s Second Amended Chapter 11 Plan of Liquidation.

TransCanada Management information circular 2018	20

Indira V. Samarasekera AGE 65, VANCOUVER, BC, CANADA | DIRECTOR SINCE 2016

Dr. Samarasekera is currently a senior advisor for Bennett Jones LLP (law firm) and serves on the board of The Bank of Nova Scotia (chartered bank), Magna International Inc. (manufacturing, automotive parts), Asia-Pacific Foundation and the Rideau Hall Foundation. She also currently serves on the selection panel for Canada’s outstanding chief executive officer of the year, is a member of the TriLateral Commission and is a Fellow of the Royal Society of Canada.
Dr. Samarasekera is internationally recognized as one of Canada’s leading metallurgical engineers for her groundbreaking work on steel process engineering and she was the first incumbent of the Dofasco Chair in Advanced Steel Processing at the University of British Columbia. From 2005 to 2015, she served as President of the University of Alberta. Prior to that, she was elected to the National Academy of Engineering in the U.S. She has also served as the chair of the Worldwide Universities Network and has served on several boards and committees including the Prime Minister’s Advisory Committee for Renewal of the Public Service, a Presidential Visiting Committee at the Massachusetts Institute of Technology and Canada’s Science, Technology, Innovation Council.
Dr. Samarasekera has received honorary degrees from the Universities of Alberta, British Columbia, Toronto, Waterloo, Montreal and Western in Canada, and Queen’s University in Belfast, Ireland. She received the Peter Lougheed Leadership Award from the Public Policy Forum in Canada in 2012 and was awarded the Order of Canada in 2002. Dr. Samarasekera was also granted a PhD in metallurgical engineering from the University of British Columbia in 1980 and, as a Hays Fulbright Scholar, she earned a Master of Science from the University of California in 1976.

Independent
Skills and experience
•
CEO
•
Governance
•
Government & regulatory
•
Human resources & compensation
•
Strategy & leading growth
At-risk investment
$388,729
TransCanada
Board/committees
2017 meeting attendance
•
Board of Directors
9/11 meetings
(82%)
•
Audit committee
5/5 meetings
(100%)
•
Governance committee
3/4 meetings
(75%)

Annual general meeting voting results	Votes in favour		Votes withheld
2017	491,078,902	(99.75%)	1,217,534 (0.25%)
2016	376,140,498	(99.64%)	1,362,311 (0.36%)
2015	–	–	–
Other public company boards	Stock exchange		Board committees
The Bank of Nova Scotia (chartered bank)	TSX, NYSE		Corporate Governance Human Resources
Magna International Inc. (manufacturing, automotive parts)	TSX, NYSE		Corporate Governance and Nominating
TransCanada securities held	2018	2017	Meets share ownership requirements
Shares	–	–	Dr. Samarasekera has until April 29, 2021 to meet the requirements.
DSUs	6,833	2,652

21	TransCanada Management information circular 2018

D. Michael G. Stewart AGE 66, CALGARY, AB, CANADA | DIRECTOR SINCE 2006

Mr. Stewart is a corporate director. He serves as a director of Pengrowth Energy Corporation (oil and gas, exploration and production) and CES Energy Solutions Corp. (oilfield services). He was a director of Northpoint Resources Ltd. (oil and gas, exploration and production) from July 2013 to February 2015, a director of C&C Energia Ltd. (oil and gas) from May 2010 to December 2012, a director of Orleans Energy Ltd. from October 2008 to December 2010, a director of Pengrowth Corporation (administrator of Pengrowth Energy Trust) from October 2006 to December 2010, a director of Canadian Energy Services Inc. (general partner of Canadian Energy Services L.P.) from January 2006 to December 2009, Chairman and trustee of Esprit Energy Trust from August 2004 to October 2006, and a director of Creststreet Power & Income General Partner Limited (general partner of Creststreet Power & Income Fund L.P.) from December 2003 to February 2006.
Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc. from September 1993 to March 2002, including Executive Vice-President, Business Development.
He has been active in the Canadian energy industry for over 40 years, and is a member of the Institute of Corporate Directors and the Association of Professional Engineers and Geoscientists of Alberta (non-practicing).
Mr. Stewart holds a Bachelor of Science (Geological Sciences) with First Class Honours from Queen’s University.

Independent
Skills and experience
•
Energy, midstream & transportation
•
Major projects
•
Operations/health, safety & environment
•
Risk management
•
Upstream oil & gas
At-risk investment
$2,936,036
TransCanada
Board/committees
2017 meeting attendance
•
Board of Directors
11/11 meetings
(100%)
•
Audit committee
5/5 meetings
(100%)
•
Health, Safety & Environment committee (Chair)
4/4 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2017	490,934,299	(99.72%)	1,356,016 (0.28%)
2016	376,770,778	(99.81%)	732,173 (0.19%)
2015	340,638,900	(98.99%)	3,473,810 (1.01%)
Other public company boards	Stock exchange		Board committees
CES Energy Solutions Corp. (oilfield services)	TSX		Audit Corporate Governance and Nominating Committee (Chair)
Pengrowth Energy Corporation (oil and gas, exploration and production)	TSX, NYSE		Compensation Corporate Governance & Nominating (Chair)
TransCanada securities held	2018	2017	Meets share ownership requirements
Shares	17,310	16,651	Yes
DSUs	34,299	30,928

TransCanada Management information circular 2018	22

Siim A. Vanaselja AGE 61, TORONTO, ON, CANADA | BOARD CHAIR | DIRECTOR SINCE 2014

Mr. Vanaselja is a corporate director. He is currently the Chair of the Board of TransCanada. He also serves on the boards of Great-West Lifeco Inc. (financial services) and RioCan Real Estate Investment Trust.
Mr. Vanaselja was the Executive Vice-President & Chief Financial Officer of BCE Inc. and Bell Canada (telecommunications and media) from January 2001 to June 2015. Prior to joining BCE Inc., he was a partner at the accounting firm KPMG Canada in Toronto.
Mr. Vanaselja previously served as a member of the Conference Board of Canada’s National Council of Financial Executives, the Corporate Executive Board’s working council for Chief Financial Officers and Moody’s Council of Chief Financial Officers. During the period of the 2008 global financial crisis, he was a member of the late Minister of Finance’s Special Advisory Committee to address the continued functioning of financial and credit markets in Canada.
He is a member of the Institute of Corporate Directors and the Chartered Professional Accountants of Ontario. He holds an Honours Bachelor of Business degree from the Schulich School of Business. His community involvement has included work with Big Brothers Big Sisters of Toronto, St. Mary’s Hospital, the Heart and Stroke Foundation of Québec and the annual Walk for Kids Help Phone.

Independent
Skills and experience
•
Accounting/audit
•
Capital markets
•
Mergers & acquisitions
•
Risk management
•
Strategy & leading growth
At-risk investment
$1,833,678

TransCanada
Board/committees
2017 meeting attendance
•
Board of Directors (Chair)
11/11 meetings
(100%)
•
Audit committee
2/2 meetings
(100%)
•
Governance committee
4/4 meetings
(100%)
•
Human Resources committee
3/3 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2017	460,559,700	(93.55%)	31,739,102 (6.45%)
2016	376,770,778	(99.81%)	732,173 (0.19%)
2015	340,638,900	(98.99%)	3,473,810 (1.01%)
Other public company boards	Stock exchange		Board committees
Great-West Lifeco Inc. (financial services)	TSX		Audit Risk Investment Executive
RioCan Real Estate Investment Trust	TSX		Board of Trustees
TransCanada securities held	2018	2017	Meets share ownership requirements
Shares	12,000	12,000	Mr. Vanaselja has until May 5, 2022 to meet the requirements.
DSUs	20,232	12,719

Mr. Vanaselja became the Board Chair on May 5, 2017.

23	TransCanada Management information circular 2018

Thierry Vandal AGE 57, MAMARONECK, NY, U.S.A | DIRECTOR SINCE 2017

Mr. Vandal is the President of Axium Infrastructure US, Inc. (independent infrastructure fund management firm) and currently serves on the board of directors for Axium Infrastructure Inc. (infrastructure fund management) and The Royal Bank of Canada (chartered bank). He also serves on the international advisory board of École des Hautes Etudes Commerciales (HEC) Montréal.
Mr. Vandal previously served as President and Chief Executive Officer for Hydro-Québec (electric utility) from 2005 to May 2015. He has also served as a director for HEC Montréal from 2006 to October 2017, director for Veresen Inc. (energy infrastructure) from 2015 to July 2017, Chairman of BioFuelNet Canada (biofuels industry) from 2013 to 2015, Chairman of the Conference Board of Canada from 2009 to 2010 and was a McGill University Governor from 2006 to 2017 as well as Chair of its Finance Committee from 2010 to 2017.
Mr. Vandal holds a Bachelor of Engineering degree from École Polytechnique de Montréal and a Master of Business Administration in finance from HEC Montréal. In 2012, he was named Canadian Energy Person of the Year by the Canadian Energy Council. He was also awarded an honorary doctorate by the Université de Montréal in 2007.

Independent
Skills and experience
•
CEO
•
Electric power
•
Energy, midstream & transportation
•
Government & regulatory
•
Major projects
At-risk investment
$60,588
TransCanada
Board/committees
2017 meeting attendance
•
Board of Directors
2/2 meetings
(100%)
•
Audit committee
2/2 meetings
(100%)
•
Health, Safety & Environment committee
1/1 meetings
(100%)

Annual general meeting voting results	Votes in favour		Votes withheld
2017	–	–	–
2016	–	–	–
2015	–	–	–
Other public company boards	Stock exchange		Board committees
The Royal Bank of Canada	TSX, NYSE		Audit Human Resources
TransCanada securities held	2018	2017	Meets share ownership requirements
Shares	261	–	Mr. Vandal has until November 6, 2022 to meet the requirements.
DSUs	804	–

Mr. Vandal joined the Board of Directors on November 6, 2017.

TransCanada Management information circular 2018	24

SERVING TOGETHER ON OTHER BOARDS
While the Board does not prohibit directors having common membership on other boards, the Board reviews potential common membership on other boards as they arise to determine whether it affects the ability of those directors to exercise independent judgment as members of TransCanada’s Board.
None of our directors serve together on another board.
We also place limits on the number of boards that our directors may serve on. See Governance – Serving on other boards.
MEETING ATTENDANCE
We expect our directors to demonstrate a strong commitment to their roles and responsibilities while serving on our Board. The table below shows the directors’ 2017 attendance record, which averaged 96 per cent for all Board and committee meetings. The Board also held three strategic issues sessions and a strategic planning meeting over two days in 2017.

			Board committees
	Board of directors		Audit		Governance		Health, Safety & Environment		Human Resources		Overall attendance
	#	%	#	%	#	%	#	%	#	%	%
Kevin E. Benson	11/11	100	5/5	100	4/4	100	–	–	–	–	100
Derek H. Burney	11/11	100	5/5	100	4/4	100	–	–	–	–	100
Stėphan Crėtier	7/9	78	4/4	100	–	–	3/3	100	–	–	88
Russell K. Girling	11/11	100	–	–	4/4	100	–	–	5/5	100	100
S. Barry Jackson	11/11	100	–	–	4/4	100	–	–	5/5	100	100
John E. Lowe	11/11	100	5/5	100	–	–	4/4	100	–	–	100
Paula Rosput Reynolds	11/11	100	–	–	1/1	100	2/2	100	5/5	100	100
John Richels	4/5	80	–	–	–	–	2/2	100	2/2	100	89
Mary Pat Salomone	9/11	82	–	–	–	–	4/4	100	5/5	100	90
Indira Samarasakera	9/11	82	5/5	100	3/4	75	–	–	–	–	85
D. Michael G. Stewart	11/11	100	5/5	100	–	–	4/4	100	–	–	100
Siim A. Vanaselja	11/11	100	2/2	100	4/4	100	–	–	3/3	100	100
Thierry Vandal	2/2	100	2/2	100	–	–	1/1	100	–	–	100
Richard E. Waugh	11/11	100	–	–	3/3	100	2/2	100	5/5	100	100
Notes

•	Five of the 11 Board meetings were not regularly scheduled meetings.

•	All meetings missed by directors were special meetings scheduled at short notice.

•	Mr. Girling is not a member of any committees, but is invited to attend committee meetings as required.

•	On February 17, 2017, Mr. Crétier was appointed as a director and to the Audit and Health, Safety & Environment committees.

•	Ms. Reynolds was a member of the Health, Safety & Environment committee until May 5, 2017 when she became a member of the Governance committee.

•	The Board Chair, Mr. Vanaselja, was a member of the Audit committee until May 5, 2017 when he became a member of the Human Resources committee.

•	On November 6, 2017 Mr. Vandal was appointed as a director and on November 8, 2017 he became a member of the Audit and Health, Safety & Environment committees.

•	Mr. Richels retired from the Board on May 5, 2017.

25	TransCanada Management information circular 2018

Governance

We believe that strong governance improves corporate performance and benefits all stakeholders. This section discusses our approach to governance and describes our Board and how it works.
		WHERE TO FIND IT

	>	About our governance practices	26
		Board characteristics	27
		Governance philosophy	30

About our governance practices Our Board and management are committed to the highest standards of ethical conduct and corporate governance. TransCanada is a public company listed on the TSX and the NYSE, and we recognize and respect rules and regulations in both Canada and the U.S. Our corporate governance practices comply with the Canadian governance guidelines, which include the governance rules of the TSX and Canadian Securities Administrators (CSA):		Role and responsibilities of the Board	32
		Orientation and education	40
		Board effectiveness and director assessment	42
		Engagement	46
		Communicating with the Board	46
		Shareholder proposals	47
		Advance notice bylaw	47
		Board committees	48

• National Instrument 52-110, Audit Committees (NI 52-110) • National Policy 58-201, Corporate Governance Guidelines • National Instrument 58-101, Disclosure of Corporate Governance Practice (NI 58-101).
We also comply with the governance listing standards of the NYSE and the governance rules of the U.S. Securities and Exchange Commission (SEC) that apply, in each case, to foreign private issuers.
Our governance practices comply with the NYSE standards for U.S. companies in all significant respects, except as summarized on our website (www.transcanada.com). As a non-U.S. company, we are not required to comply with most of the governance listing standards of the NYSE. As a foreign private issuer, however, we must disclose how our governance practices differ from those followed by U.S. companies that are subject to the NYSE standards.
We benchmark our policies and procedures against major North American companies to assess our standards and we adopt best practices as appropriate. Some of our best practices are derived from the NYSE rules and comply with applicable rules adopted by the SEC to meet the requirements of the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank).

TransCanada Management information circular 2018	26

BOARD CHARACTERISTICS
Our Board and its members exemplify strong principles of corporate governance:

•	an independent, non-executive Chair

•	an effective board size

•	all directors except our CEO are independent

•	knowledgeable and experienced directors who ensure that we promote ethical behaviour throughout TransCanada

•	qualified directors who can make a meaningful contribution to the Board, the development of our strategy and business, and oversight of our risk management processes

•	significant share ownership requirements to align the directors’ interests with those of our shareholders

•	annual assessments of Board, Chair, committee and director effectiveness.
Size and composition
TransCanada’s articles state that the Board must have between eight and 15 directors. The Board has determined that 11 directors will be elected this year at the annual meeting. The Board believes this size is appropriate based on the scope of our business, the skills and experience of the nominated directors and the four standing committees, and to achieve effective decision making. It believes that all of the nominated directors are well qualified to serve on the Board.
We believe our Board must consist of qualified and knowledgeable directors, and include directors with direct experience in the oil and gas, pipelines and energy sectors.

27	TransCanada Management information circular 2018

Board diversity
We have been committed to a diverse Board since 1999, when our Corporate governance guidelines were revised to include a variety of diversity criteria, which bring a range of perspectives to the Board that are not limited to gender diversity. TransCanada does not have term limits for directors, but does have a retirement policy to encourage Board renewal, as discussed under Director tenure, on page 45.
In February 2018, the Board adopted and endorsed a Board Diversity policy relating to the identification and nomination of directors. The objective of the policy is to increase Board diversity by seeking qualified director nominees, while considering diversity criteria. Diversity criteria includes skills, expertise, industry experience and personal characteristics such as age, gender, ethnicity and other distinctions of potential director nominees.
More specifically, in seeking suitable candidates, the Governance committee will:

•	consider all aspects of diversity

•	assess the skills and backgrounds collectively represented on the Board to ensure that they reflect the diverse nature of the business environment in which we operate

•	consider candidates on merit against objective criteria having due regard to the benefits of diversity on the Board

•	at their discretion, engage qualified independent external advisors to identify and assess candidates that meet the Board’s skills and diversity criteria.
The Board has committed to an aspirational target for the Board to be comprised of at least 30 per cent of women by the end of 2020.
Each year, the Governance committee will:

•	assess the effectiveness of the Board Diversity policy

•	monitor and review our progress in achieving the aspirational target for gender diversity

•	monitor the implementation of the Board Diversity policy

•	report to the Board and recommend any revisions that may be necessary.
Currently, 23 per cent of the Board is composed of women. After the annual meeting, if all the nominated directors are elected, 27 per cent of the Board will be comprised of women directors. The Governance committee is vigorously pursuing the goal of meeting or exceeding the previously-mentioned 30 per cent target. The committee has set 2020 as the deadline to achieve this level of gender diversity but intends to act sooner, as it identifies female candidates who are available to serve as directors.

Pie chart of Board composition by gender (men: (10), women: (3))
The Board Diversity policy is posted on our website (www.transcanada.com).

TransCanada Management information circular 2018	28

Independence
An independent board is a fundamental principle of governance. We believe that the majority of our directors must be independent in accordance with applicable Canadian legal requirements and guidelines, and consistent with the applicable independence criteria of the regulations of the SEC and rules of the NYSE.
The Governance committee and the Board review the independence of each Board member and nominated director against these criteria once a year. The Governance committee also reviews family relationships and associations with companies that have relationships with TransCanada when it reviews director independence.
The Board has determined that all of the nominated directors are independent, except for Mr. Girling because of his role as President and CEO. Other than Mr. Girling, none of the directors have a direct or indirect material relationship with TransCanada that could reasonably be expected to interfere with the exercise of his or her independent judgment.
Independent Chair
The Chair is appointed by the Board, and serves in a non-executive capacity. We have had separate Chair and CEO positions since our incorporation in 2003 and at our predecessor company since 1994. Mr. Vanaselja has served as the independent non-executive Chair since May 5, 2017.
Independent advice
The Board and each of its four standing committees can retain independent advisors to assist in carrying out their duties and responsibilities.
Serving on other boards
To ensure we do not have overboarding or interlocking relationships that would conflict with a director’s independence or interfere with fulfilling their Board duties and responsibilities, we have the following policy:

•	outside directors may not serve on more than four public company boards in total

•	the CEO may not serve on more than two public company boards in total

•	Audit committee members may not serve on more than three audit committees in total.
Currently, all of our directors meet our overboarding policy requirements.
We discuss the time commitment and duties and responsibilities with every candidate so they have a full understanding of the role and our expectations of directors. The Governance committee monitors director relationships to ensure their business associations do not hinder their role as a TransCanada director or Board performance overall.
The Board believes that it is important for it to be composed of qualified and knowledgeable directors. As a result, due to the specialized nature of the energy infrastructure business, some of the nominated directors are associated with or sit on the boards of companies that ship natural gas or liquids through our pipeline systems. Transmission services on most of TransCanada’s pipeline systems in Canada and the U.S. are subject to regulation and, accordingly, we generally cannot deny transportation services to a creditworthy shipper. As discussed in Conflicts of interest, the Governance committee monitors relationships among directors to ensure that business associations do not affect the Board’s performance.
See the director profiles starting on page 14 for the other public company boards each nominated director serves on.
Independent of management
Our Corporate governance guidelines stipulate that the Board must meet at the end of each Board meeting, in-camera, without management present. In 2017, the independent directors met separately before and at the end of every regularly scheduled Board meeting.
Our Board has adopted the policy of holding in-camera sessions at each meeting of its committees without management. Members of management meet with the independent directors upon request.

29	TransCanada Management information circular 2018

GOVERNANCE PHILOSOPHY
We believe that effective corporate governance improves corporate performance and benefits all shareholders and that honesty and integrity are vital to ensuring good corporate governance.
The Board has formally adopted the Corporate governance guidelines recommended by the Governance committee. These guidelines address the structure and composition of the Board and its committees, and clarify the responsibilities of the Board and management.
Ethical business conduct
Our Code of business ethics (the Code) incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.
The Code applies to all employees, officers and directors as well as contract workers of TransCanada and its wholly-owned subsidiaries and operated entities in countries where we conduct business. All employees (including executive officers) and directors must certify their compliance with the Code.
Any unusual behaviour or suspected violations of the Code must be reported immediately. Employees can report a concern to their supervisor, Corporate compliance, Internal audit, their Compliance coordinator, or to our Ethics help-line. The help-line allows anyone – employees, contractors, consultants, other stakeholders and the general public – to report a concern, confidentially and anonymously, about any perceived accounting irregularities, legal or ethical violations or other suspected breaches of the Code. The telephone number is published on our website and employee intranet, in other employee communications and in our Annual report. Our policy strictly prohibits reprisals or retaliation against anyone who files an ethics concern or complaint in good faith.
Internal audit handles most investigations, including any concerns about directors and senior management. Human resources professionals handle any concerns relating to human resource matters such as harassment.
The Audit committee monitors compliance with the Code and reports any significant violations to the Board. The committee oversees the procedures for receiving and reviewing complaints and determining a course of action. It also oversees the operation of the Ethics help-line as part of its responsibilities.
Any waiver of the Code for our executives and directors must be approved by the Board, or the appropriate committee. There were no material departures from the Code in 2017.
The Code is posted on our website (www.transcanada.com).
Conflicts of interest
The Code covers potential conflicts of interest.
Serving on other boards
The Board considers whether directors serving on the boards of, or acting as officers or in another similar capacity, for other entities including public and private companies, Crown corporations and other state-owned entities, and non-profit organizations pose any potential conflict. The Board reviews these relationships annually to determine that they do not interfere with any of our director’s ability to act in our best interests. If a director declares a material interest in any material contract or material transaction being considered at a meeting, the director is not present during the discussion and does not vote on the matter.
Our Code requires employees to receive consent before accepting a directorship with an entity that is not an affiliate. The CEO and executive vice-presidents and two of our senior vice-presidents (our executive leadership team) must receive the consent of the Governance committee. All other employees must receive the consent of the Corporate Secretary or her delegate.
Affiliates
The Board oversees relationships between TransCanada and any affiliates to avoid any potential conflicts of interest. This includes our relationship with TC PipeLines, LP, a master limited partnership listed on the NYSE.

TransCanada Management information circular 2018	30

Auditor independence
Pursuant to the Audit committee charter, the Audit committee reviews, approves and monitors adherence to our hiring policies for partners, employees and former partners and employees of our current and former external auditors to ensure auditor independence is maintained. The committee also has a pre-approval policy with respect to permitted non-audit services.
Our Annual information form (AIF) includes more information about the Audit committee, including the committee charter. The 2017 AIF is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).
Majority voting
Our majority voting policy applies to electing a new Board when the number of nominated directors is the same as the number of director positions available. If, prior to a meeting, a nominated director receives more "withheld" proxy votes than five per cent of the total votes cast by proxy, we will hold a vote by ballot for all directors. If a director does not receive a majority of "for" votes cast by ballot, the director must resign from the Board. The Board will accept the resignation if there are no exceptional circumstances. We expect the Board to announce its decision to either accept or reject the director’s resignation in a press release within 90 days after the annual meeting, and include its reasons for rejecting the resignation, if applicable.
This policy does not apply if there is a proxy contest over the election of directors.
Share ownership
We have share ownership requirements for our directors and executives to align their interests with those of our shareholders. Ownership levels are significant, and directors and executives must meet the requirements within five years of assuming their position.
As of February 20, 2018, all of our directors are in compliance with our director share ownership policy. Dr. Samarasekera and Mr. Vandal each have five years from the date of their appointment to meet the requirements. As Mr. Vanaselja was appointed Chair of the Board on May 5, 2017, his required share ownership level has increased to four times the Chair retainer:

Director	Date appointed	Share ownership date
Dr. Samarasekera	April 29, 2016	April 29, 2021
Mr. Vanaselja	May 5, 2017	May 5, 2022
Mr. Vandal	November 6, 2017	November 6, 2022

See Aligning the interests of directors and shareholders on page 61 and Aligning the interests of executives and shareholders on page 79 for more information.

31	TransCanada Management information circular 2018

ROLE AND RESPONSIBILITIES OF THE BOARD
The Board’s primary responsibilities are to foster TransCanada’s long-term success, oversee our business and affairs and management, and to act honestly, in good faith and in the best interests of TransCanada.
The Board’s main objective is to promote our best interests, to maximize long-term shareholder value and to enhance shareholder returns.
The Board has key duties and responsibilities, delegates some duties to its four standing committees, and discharges others to management for managing the day-to-day affairs of the business.
The Chair is responsible for ensuring that the Board is organized properly, functions effectively and meets its obligations and responsibilities. The Chair’s role includes coordinating the affairs of the Board, working with management (primarily the CEO), and ensuring effective relations with Board members, shareholders, other stakeholders and the public.
Charters and position descriptions
The Board and each committee have adopted a charter that outlines its principal responsibilities.
The charters are reviewed every year to ensure that they reflect current developments in corporate governance and corporate best practices, and the Board approves any necessary changes.
The Board charter describes the:

•	composition and organization of the Board

•	duties and responsibilities for managing the affairs of the Board

•	oversight responsibilities for:

•	management and human resources

•	strategy and planning

•	financial and corporate issues

•	business and risk management, including compensation risk

•	policies and procedures

•	compliance reporting and corporate communications

•	general legal obligations, including its ability to use independent advisors as necessary.
The Board has also developed position descriptions for the Chair of the Board, each committee Chair and the CEO. The position descriptions for the Chair of the Board and the CEO are part of their terms of reference. The position descriptions for the Chair of each committee are contained in the committee charters.
See Schedule B for a copy of the Board charter. The Board charter, committee charters and position descriptions for the Chair of the Board and the CEO are posted on our website (www.transcanada.com).

TransCanada Management information circular 2018	32

Strategic planning
We have a multi-year strategic plan that balances risk and reward.
The Board provides oversight and direction in the strategic planning process to ensure we have a robust strategy that supports our vision of becoming North America’s leading energy infrastructure company. To achieve this, we have a five-year strategic plan which we update and extend annually and hold strategic issues sessions with the Board throughout the year to consider specific and emerging issues. The Governance committee has accountability for overseeing the strategy development process and works with management to identify and discuss emerging issues, elevating topics for discussion with the entire Board as necessary. It also guides management in planning the annual strategy session.
We update our five-year strategic plan annually during a two-day strategic planning session in which the Board reviews, discusses and approves the revised and extended strategic plan. As part of this, management includes an assessment of energy fundamentals, the competitive environment and risks to identify opportunities and threats to our business and strategy. This session informs our annual strategic priorities and performance measures.
Throughout the year, the Board monitors management’s progress toward achieving strategic goals. At each regularly scheduled Board meeting, management provides updates on the human, technological and capital resources required to implement our strategy and relevant regulatory, environmental and social issues that may impact the execution of our strategy.
See Meeting attendance on page 25 for more information about the meetings held in 2017 and Orientation and education on pages 40 and 41 for more information about the strategic issues and planning sessions attended by Board members in 2017.

Board oversees our overall strategy
Governance committee oversees strategic process
Management revises and extends the five-year strategic plan annually, reflecting changes to our business
Management establishes annual strategic priorities and five-year objectives
Management implements the strategic plan
The Board reviews management’s progress at regular Board meetings
Strategic issues sessions with the Board, updating the Board on specific and emerging issues
Management incorporates Board feedback into the annual strategic plan update

33	TransCanada Management information circular 2018

Risk oversight
In early 2018, management commenced a comprehensive review of the risk management process as part of our commitment to continuous improvement, to reflect the recent acquisition of Columbia, and organizational changes. Upon management's completion of the review, a strategic issues session will be scheduled with the Board to allow for input and discussion. The new risk framework is expected to be presented to the Governance committee and Board during the first half of 2018.
Process
The Board and its committees are responsible for risk oversight including overseeing management systems and processes for identification, evaluation, prioritization, mitigation and monitoring of risk. Our directors have a broad range of experience and skills in risk management and, as a result, the Board is highly engaged and qualified to participate in a meaningful discussion of key business risks with management at Board and committee meetings.
A key business risk is generally defined as an exposure that has the potential to materially impact TransCanada’s ability to meet or support its business, operational or strategic objectives.
TransCanada maintains a comprehensive corporate risk register which identifies principal risks associated with our business and seeks input across the organization to ensure it reflects any new key business risks as our business grows and our environment evolves. In addition, 'top-of-mind' concerns are solicited from our senior executives and presented to the Board. This process recognizes the dynamic and evolving business environment in which we operate and allows management to keep the Board informed of existing and emerging risks and how those risks are managed or mitigated in accordance with TransCanada’s risk parameters and risk tolerance.
All risks identified under the corporate risk register are categorized using a risk responsibility matrix which establishes clear accountabilities to the Board, committees and executives responsible for specific oversight of each risk.
Our risks are categorized according to these main areas:

Enterprise wide	Business unit
• corporate governance and reputation • strategy and development • financial management • information systems • organizational • political and regulatory • general corporate risk	• business opportunity • project execution • commercial risk • commodity and basin supply • physical operations
The Governance committee oversees our risk management process. The committee reviews 'top-of-mind' business risks with management at each committee meeting and the risk responsibility matrix with management annually to ensure there is proper Board and committee oversight according to the terms of their charters, and that we have management programs in place to mitigate those risks. It also recommends, along with the respective committee (or executive) assigned responsibility for specific risks, any enhancements to our risk management program and policies to the Board.
In addition, all projects and opportunities recommended by management to the Board for approval include specific descriptions on the associated risks. The risk discussion associated with each project forms a part of the Board’s determination of whether to approve projects or pursue opportunities.
Our process ensures that the Board is fully informed of the interrelationship between the business environment and risks, and is intended to facilitate and stimulate discussion of our key business risks.
Our AIF and Annual report include more information about the risks applicable to TransCanada. The 2017 AIF and the 2017 Annual report are available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

TransCanada Management information circular 2018	34

Committee responsibilities
The various Board committees are also involved in risk oversight in their respective areas to ensure a robust risk management process with appropriate expertise, attention and diligence given to each key business risk. The chart below includes the risk focus area of each committee, and information on each risk focus area. The committees receive updates regularly from management on their risk focus areas, and update the Board on their risk oversight activities regularly. In addition to its specific focus area, each committee maintains an overall awareness of risk management for TransCanada, and includes other issues in its reports to the Board as appropriate.

Committee	Risk focus	Description
Audit	Financial risk
•
Oversees management’s role in monitoring compliance with financial risk management policies and procedures and reviewing the adequacy of our financial risk management.
•
Ensures that:
•
our financial risk management strategies, policies and limits are designed to ensure our risks and related exposures are in line with our business objectives and risk tolerance
•
risks are managed within limits that are ultimately established by the Board, implemented by senior management and monitored by our risk management and internal audit groups.
•
Oversees cyber security and its related risks to TransCanada.

Governance	Risk management process and management allocation of risks
•
Reviews TransCanada’s 'top-of-mind' business risks with management at each committee meeting.
•
Oversees the risk responsibility matrix with management annually to ensure there is proper Board and committee oversight according to the terms of their charters.
•
Ensures that we have management programs in place to mitigate those risks.
•
Recommends, along with the respective committee (or executive) assigned responsibility for specific risks, any enhancements to our risk management program and policies to the Board.

Health, Safety & Environment	Operational risk, people and process safety, security and environmental risk
•
Monitors compliance with our health, safety and environment (HSE) corporate policies through regular reporting from management, within the framework of our integrated HSE management system that is used to capture, organize and document our related policies, programs and procedures. See the next page for more details.

Human Resources	Human resources and compensation risk
•
Oversees the compensation policies and practices to effectively identify and mitigate compensation risks and discourage members of the executive leadership team or others from taking inappropriate or excessive risks and to ensure our compensation policies are not reasonably likely to have a material adverse effect on TransCanada.
•
See Compensation governance starting on page 53 for more information about how we manage our compensation risk.

35	TransCanada Management information circular 2018

HSE risk management system
The Health, Safety and Environment committee of TransCanada’s Board oversees operational risk, people and process safety, security of personnel and environmental risks, and monitors compliance with our HSE corporate policy through regular reporting from management. We have a management system that establishes a framework for managing operational risk that is used to capture, organize, document, monitor and improve our related policies, programs and procedures.
Our management system is modeled after international standards, conforms to external industry consensus standards and voluntary programs, and complies with applicable legislative requirements. It follows a continuous improvement cycle organized into four key areas:

•	Planning: risk and regulatory assessment, objective and target setting, defining roles and responsibility

•	Implementing: development and implementation of programs, procedures and standards to manage operational risk

•	Reporting: incident reporting and investigation, and performance monitoring

•	Action: assurance activities and review of performance by management.
The committee reviews HSE performance and operational risk management. It receives detailed reports on:

•	overall HSE corporate governance

•	operational performance and preventive maintenance metrics

•	asset integrity programs

•	emergency preparedness, incident response and evaluation

•	people and process safety performance metrics

•	developments in and compliance with applicable legislation and regulations.
The committee also receives updates on any specific areas of operational and construction risk management review being conducted by management and the results and corrective action plans flowing from internal and third party audits.
Generally, each year the committee or the committee Chair tours one of our existing assets or projects under development as part of its responsibility to monitor and review our HSE practices. Additionally, the Health, Safety and Environment committee conducts a site visit annually, which all Board members are invited to attend.
The safety of our employees, contractors and the public, as well as the integrity of our energy and pipeline infrastructure is a top priority.

TransCanada Management information circular 2018	36

Succession planning
The Board is responsible for succession planning at the executive level including the development of the CEO succession plan. Succession planning for the CEO position is an ongoing process that includes analysis of each potential candidate’s performance, skills and experience, assessment of the personal attributes and characteristics that the Board believes are necessary for the role, and assessment of developmental opportunities to increase senior executive bench strength.
The CEO prepares an overview of the executive vice-president roles, noting the required skills and expertise for each position and the current executive's areas of strength. He also prepares development plans for each executive and presents them to the Board. The CEO meets formally with each executive at least twice a year, and more frequently as necessary, to discuss progress on his or her development plan.
The CEO identifies potential future candidates for the executive vice-president positions and presents them to the Board for discussion. Each candidate is assessed based on their skills and experience and the competencies that are required for promotion to the senior executive level. Development opportunities are also identified so each candidate can receive additional or varied management experience, training, development and educational opportunities. The Board reviews each position and the performance assessment and competencies of potential successors at least once a year and makes decisions as appropriate.
Access to management
The Board has complete access to management, but gives reasonable advance notice to avoid disrupting the business and operations. The Board Chair and committee Chairs also connect with relevant members of the executive leadership team as needed.
The Board encourages the executive leadership team to include key managers in Board and committee meetings so they can share their expertise on specific matters. This approach gives the Board an opportunity to meet individuals who have the potential to assume more senior positions in the future, and for these individuals to gain exposure to the Board.

37	TransCanada Management information circular 2018

Management diversity
Our executive leadership team includes our President and CEO, all of our executive vice-presidents and two senior vice-presidents. Senior management includes our executive leadership team, as well as all of our senior vice-presidents and vice-presidents.
In 2013, management set and the Board reviewed goals to increase the number of women in senior management to 18 per cent by the end of 2017. We exceeded that goal, with women holding 22 per cent of senior management positions at the end of 2017. Our target is to increase this percentage to 25 per cent by the end of 2018.
Setting these goals supports our long-term commitment to ensuring TransCanada has a capable and diverse senior management team. We believe that having a defined goal for the representation of women in senior management is an effective way to increase the number of women on our executive leadership team over the long term. More women at the senior-vice president and vice-president levels provides a larger group of women that can be considered for promotion to executive positions.
In order to achieve these goals we have focused on identifying, assessing and developing high potential candidates from our existing talent pool as well as strategic hires. High potential candidates are each assigned a sponsor on the executive leadership team who works with them to increase their exposure within the organization and to the Board.
The executive leadership team reviews and discusses this talent pool regularly and approves all senior management appointments. The Board approves all appointments to the executive leadership team.
Progress towards these goals is reviewed and assessed by the Human Resources committee and executive leadership team at least annually to ensure that we have a qualified pool of women, and that the women in senior management are being adequately supported and developed. The Board receives progress reports on our goals annually. In addition, the Human Resources committee annually reviews the company’s initiatives to provide development opportunities for high potential and diverse candidates below the executive level.
The Board encourages the inclusion of women candidates for consideration for all executive leadership positions.

Bar graph of women in senior management. Actual: 2013 - 9%, 2014 - 15%, 2015 - 16%, 2016 - 19%, 2017 - 22%, Target: 2018 - 25%

TransCanada Management information circular 2018	38

We do not have specific diversity goals for the executive leadership team. As of February 20, 2018, three of 10, or 30 per cent, of our executive leadership team members were women. This is an increase from February 28, 2017, when two of our nine, or 22 per cent of our executive leadership team members were women.

Pie chart of Executive composition (Men: (7) Women: (3))

39	TransCanada Management information circular 2018

ORIENTATION AND EDUCATION
New directors participate in an orientation program featuring sessions on corporate strategy, our main business issues, and historical and financial information about TransCanada. They also have an opportunity to visit and tour our facilities and project sites and meet with the executive leadership team and other directors.
We tailor the sessions for each director based on individual needs and their specific areas of interest. New directors also meet one-on-one with members of the executive leadership team for an overview of the different areas of our business and operations and a discussion of key areas of interest. Briefing sessions are also held for new committee members.
Directors receive a reference manual with:

•	details about their duties and obligations as a member of the Board

•	information about our business and operations

•	copies of the Board and committee charters

•	copies of recent public disclosure filings

•	documents from recent Board meetings.
The Governance committee reviews the orientation program and manual every year so they continue to meet our needs and those of new directors.
The committee also develops the continuing education program every year based on current and emerging issues, our corporate objectives and input from other directors. Our 2017 education program included three in-depth focus sessions covering the business and industry fundamentals, which help to provide context for strategy discussions.
Continuing education helps strengthen a director’s knowledge and understanding of the business, industry, governance and other issues. Senior management and external experts make presentations to the Board and committees from time to time on various topics related to the business, including changes to legal, regulatory and industry requirements. Continuing education is also conducted on an informal basis and our directors are provided with articles and publications of interest.
We suggest seminars and education programs for our directors that may be relevant, and pay the registration fee and travel expenses as appropriate. We also offer to pay annual fees for memberships with organizations that are appropriate and provide relevant publications and educational opportunities to our directors.

TransCanada Management information circular 2018	40

2017 Director education program

Date	Topic	Presented/hosted by	Attended by
May 4	Strategic issues session – North America Natural Gas Strategic Review and Project Accountabilities	Members of the executive leadership team	All directors
May 8 - 10	North American Occupational Safety & Health Week -TransCanada’s Life Saving Rules Safety Campaign	Members of executive leadership team and management representatives	D. Michael G. Stewart
June 12	Focus sessions – • Incident Management Preparation Discussion • Global LNG Market Opportunities and Challenges	• Bartlit Beck Herman Palenchar & Scott LLP • Poten & Partners	All directors
June 13	Strategic issues session – U.S. Natural Gas Pipelines Business Environment and Overview	Members of the executive leadership team and management representatives	All directors
June 14	Site visit – Leach Xpress and Summerfield Compressor Station, Ohio	Leach Xpress project team	All directors
June 21 - 23	Tour of Sur de Texas Offshore Pipeline Construction, Mexico	SVP, Mexico Natural Gas Pipelines	D. Michael G. Stewart
September 18	Focus session – North American Power Sector	IHS Markit	All directors
October 11	Site visit – Bruce Power, Kincardine, Ontario	Bruce Power project team	D. Michael G. Stewart Mary Pat Salomone Dr. Indira Samarasekera Siim Vanaselja Rick Waugh
October 25	Focus session – Crude Oil Markets	IHS Markit	All directors
October 30	Best Boardroom Practices	National Association of Corporate Directors	Mary Pat Salomone
November 6 - 7
Strategic planning sessions –
•
Sustainable Energy and the Future of Electric Power
•
Evolution of Energy Systems in Society
•
Business Environment, Energy and Market Fundamentals, Natural Gas and Liquids Pipelines and Asset Allocation
		• Dr. Peter Fox-Penner • Peter Tertzakian, ARC Energy Research Institute • Members of the executive leadership team	All directors
December 6	Strategic issues session – Talent Management, Portfolio Management	EVP, Corporate Services and EVP, Strategy and Corporate Development	All directors

41	TransCanada Management information circular 2018

BOARD EFFECTIVENESS AND DIRECTOR ASSESSMENT
The Governance committee oversees an assessment of the performance of the Board, the Chair, committees and individual directors annually and reports the results to the Board.
In 2017, the Governance committee undertook a review of the existing Board, Chair, committee and director assessment process and considered several alternatives. The committee determined that the current process of director interviews is functioning effectively.
In 2018, as part of the Governance committee's focus on continuous improvement, the assessment process will involve both the Chair of the Board and Chair of the Governance committee meeting with each director individually for the individual director assessment. The individual director assessment will also include a discussion of expectations for directors serving on our Board, and providing specific feedback to each director on their performance as a member of the Board.
Interviews include questions about effectiveness, communication and personal and individual peer performance and solicit input from directors about areas for potential improvement. The interviews are open-ended to encourage discussion and seek specific input on topics such as risk, strategy and governance.
The Governance committee believes the interview process is the most effective way for directors to give feedback that can be reviewed by the entire Board. The committee also monitors developments in board governance and evolving best practices in corporate governance.

In 2017, the assessment process showed that the Chair, each director, and all committees are functioning effectively and fulfilling the mandates set out in the Board and committee charters.
Financial literacy
The Board has determined that all members of the Audit committee are financially literate, which means each member can read and understand a set of financial statements that are generally comparable to ours in terms of breadth and complexity of accounting issues. You can find more information about their education and financial experience in the director profiles starting on page 14, in the Audit committee report on page 49 and in the AIF which is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

Flowchart of director assessment process - Assessment / Committee analysis and discussion / Board discussion and analysis
Chair of Board interviews each director - Results reported to Governance committee for discussion - Chair of Governance committee reports to Board
Chair of Governance committee interviews each director about Chair of Board
Committee self-assessment - Committee discussion - Chair of each committee reports to Board
Chair of Board interviews each member of executive leadership team about Board - Chair of Board reports to Board

TransCanada Management information circular 2018	42

Board renewal
The Governance committee regularly assesses the skill set of each director, and reviews it against the director retirement schedule, their ages and the composition of each committee. The review also takes into account the desirability of maintaining a reasonable diversity of backgrounds, and character and behavioural qualities such as integrity.
The Governance committee, with input from the Chair of the Board and the CEO, is responsible for identifying suitable director candidates, and canvasses the entire Board for potential nominees. The committee also uses a third party recruitment specialist to identify potential director candidates. The committee is responsible for assessing the individuals and proposing the strongest candidates for nomination. An evolving roster of suitable director candidates is maintained by the committee.
The committee looks for a mix of skills and experience required for overseeing our business and affairs. The Board considers personal characteristics such as gender, ethnic background and geographic residence when looking at diversity. While candidates are nominated as directors based on their background and ability to contribute to the Board and committee meetings, the Board also specifically considers gender diversity. Board gender diversity is discussed earlier, under the section Governance - Board Characteristics - Board Diversity.
Candidates who are being nominated for the first time must have experience in industries similar to ours, or experience in general business management or with corporations that are similar in size and scope. Candidates must also be willing to serve on the Board, able to devote the necessary time to fulfill their duties and responsibilities and be under 70 years old.
The committee recommends potential candidates based on their qualifications and independence and how these qualities balance with the skill set of the current Board, the structure and composition of the committees and the director retirement schedule. This assessment helps the Board determine the best mix of skills and experience to guide our business operations and our long-term strategy.
In 2017, the Governance committee reviewed and refreshed the key expertise areas considered when determining Board composition. In consultation with a third party recruitment specialist, the committee developed a revised set of key expertise areas that are fundamental to the effective functioning of our Board, and necessary to develop our strategy and facilitate long-term growth. This process included a special meeting of the Governance committee to review the existing key expertise areas, refresh key expertise areas, and a gap analysis which is used to assist in Board renewal and director candidate assessments. The committee also developed definitions for the key expertise areas, which provide a consistent guideline for director and director candidate assessment.

The committee ensures that the Board seeks expertise in the following key areas:
• Accounting/audit • Capital markets • CEO • Electric power • Energy, midstream & transportation • Governance • Government & regulatory	• Human resources & compensation • Major projects • Mergers & acquisitions • Operations/health, safety & environment • Risk management • Strategy & leading growth • Upstream oil & gas
The third party recruitment specialist also interviewed each current director, and independently assessed the experience and skills each director has in the key areas listed above. While all of our directors possess an extensive list of skills and experience, the Governance committee determined that focusing on each director's top five key expertise areas is a more effective way to assess director candidates and ensure that our Board has a deep knowledge base available in each key expertise area.

43	TransCanada Management information circular 2018

Skills analysis
The image below shows the top five key expertise areas of each of the current directors, as assessed by an independent third party recruitment specialist. The Governance committee considers these factors and others when discussing Board renewal.

Skills analysis

Legend

Director with expertise

Director with expertise + retiring within three years

Area of expertise

Accounting/audit

- *Kevin E. Benson*
- Russell K. Girling
- John E. Lowe
- Siim A. Vanaselja

Capital markets

- *Kevin E. Benson*
- Russell K. Girling
- John E. Lowe
- Siim A. Vanaselja
- *Richard E. Waugh*

CEO

- *Kevin E. Benson*
- *Derek H. Burney*
- Stéphan Crétier
- S. Barry Jackson
- Paula Rosput Reynolds
- Indira Samarasekera
- Thierry Vandal
- *Richard E. Waugh*

Electric power

- Russell K. Girling
- Mary Pat Salomone
- Thierry Vandal

Energy, midstream & transportation

- Russell K. Girling
- John E. Lowe
- Paula Rosput Reynolds
- D. Michael G. Stewart
- Thierry Vandal

Governance

- *Kevin E. Benson*
- *Derek H. Burney*
- Mary Pat Salomone
- Indira Samarasekera
- *Richard E. Waugh*

Government & regulatory

- *Derek H. Burney*
- Paula Rosput Reynolds
- Indira Samarasekera
- Thierry Vandal

Human resources & compensation

Major projects

Mergers & acquisitions

- Stéphan Crétier
- John E. Lowe
- Siim A. Vanaselja

Operations/health, safety & environment

- *Kevin E. Benson*
- Stéphan Crétier
- S. Barry Jackson
- Mary Pat Salomone
- D. Michael G. Stewart

Risk management

- *Derek H. Burney*
- Stéphan Crétier
- D. Michael G. Stewart
- Siim A. Vanaselja
- *Richard E. Waugh*

Strategy & leading growth

- *Derek H. Burney*
- Stéphan Crétier
- Russell K. Girling
- S. Barry Jackson
- Indira Samarasekera
- Siim A. Vanaselja
- *Richard E. Waugh*

Upstream oil & gas

- S. Barry Jackson
- John E. Lowe
- D. Michael G. Stewart

Skills Analysis / Legend: Director with expertise, Director with expertise + retiring within three years
Area of Expertise: Accounting/audit (4 boxes: Benson, Girling, Lowe, Vanaselja), Capital markets (5 boxes: Benson, Girling, Lowe, Vanaselja, Waugh), CEO (8 boxes: Benson, Burney, Cretier, Jackson, Reynolds, Samarasekera, Vandal, Waugh), Electric power (3 boxes: Girling, Salomone, Vandal), Energy, midstream & transportation (5 boxes: Girling, Lowe, Reynolds, Stewart, Vandal), Governance (5 boxes: Benson, Burney, Salomone, Samarasekera, Waugh), Government & regulatory (4 boxes: Burney, Reynolds, Samarasekera, Vandal), Human resources & compensation (4 boxes: Jackson, Reynolds, Salomone, Samarasekera), Major projects (4 boxes: Reynolds, Salomone, Stewart, Vandal), Mergers & acquisitions (3 boxes: Cretier, Lowe, Vanaselja), Operations/health, safety & environment (5 boxes: Benson, Cretier, Jackson, Salomone, Stewart), Risk management (5 boxes: Burney, Cretier, Stewart, Vanaselja, Waugh), Strategy & leading growth (7 boxes: Burney, Cretier, Girling, Jackson, Samarasekera, Vanaselja, Waugh), Upstream oil & gas (3 boxes: Jackson, Lowe, Stewart)
Directors: Kevin E. Benson, Stéphan Crétier. Russell K. Girling, S. Barry Jackson, John E. Lowe, Paula Rosput Reynolds, Mary Pat Salomone, Indira Samarasekera, D. Michael G. Stewart, Siim A. Vanaselja, Thierry Vandal

TransCanada Management information circular 2018	44

Expected retirement years
This table provides the expected retirement year for each of the current non-executive directors, based on current age.

Year director(s) expected to retire
2018	Derek H. Burney, Richard Waugh	2029	John E. Lowe
2019	Kevin E. Benson	2030	Mary Pat Salomone
2022	D. Michael G. Stewart, Indira Samarasekera	2031	Thierry Vandal
2023	S. Barry Jackson	2033	Stéphan Crétier
2027	Paula Rosput Reynolds, Siim A. Vanaselja
Director tenure
Once a director turns 70, he or she will not stand for re-election at the next annual meeting. The Board may waive the retirement age for a director if:

•	they have not served seven consecutive years by age 70, or

•	their continued service is in the best interests of the company, because of their specific skills and experience.
The Governance committee reviews factors like age, changes in principal occupation, consistently poor attendance, poor performance and other relevant circumstances that may trigger the resignation or retirement of a director.
TransCanada does not use term limits for our directors. We do not believe term limits are an effective mechanism to promote board renewal. In addition to the annual director assessment, which ensures that each of our Board members, committees and the Board is functioning effectively, the committee reviews director succession planning at least annually. This review provides the opportunity for the committee to focus on creating a board with an appropriate mix of experience and skills to guide the long-term strategy and ongoing business operations of the company. Our flexible retirement policy promotes effective Board turnover without limiting the mix of skills and experience on the Board.
The Board has waived the retirement age policy for Mr. Benson and has asked him to stand for re-election at the 2018 annual meeting. Mr. Benson's extensive business experience and management skills continue to provide valuable input into the Board's oversight of TransCanada's business and affairs. In addition, as Chair of the Governance committee, Mr. Benson is integrally involved in overseeing the director succession efforts of that committee in light of recent and pending director retirements.
The graphs below show the composition of our Board by years of service as of the date of this circular and after the annual meeting, assuming all of the nominated directors are elected.

Director Tenure: Current composition (0-5 years - 46%, 6-10 years - 23%, 11+ years - 31%) / Post - meeting composition (0-5 years - 55%, 6-10 years - 18%, 11+ years - 27%)

45	TransCanada Management information circular 2018

ENGAGEMENT
We believe it is important to engage with our stakeholders.
Members of our Board engage with governance organizations and shareholder advocacy groups to discuss emerging best practices and provide commentary on how we maintain our high standard of corporate governance.
TransCanada has a comprehensive program to regularly engage with our shareholders and other stakeholders. We issue press releases to announce material company developments and to report our quarterly financial results. Our executive leadership team hosts teleconferences to discuss our quarterly financial and operating results, as well as significant company developments. Our executive leadership team also hosts an annual investor day to discuss the company’s strategy, recent developments and the longer-term outlook for the business. The teleconferences and investor day are webcast and available to analysts, shareholders, media and the general public. Our executive and senior management speak at investor and industry conferences and meet in person or by phone with investors one-on-one as part of our regular shareholder engagement. Our investor relations department is also available for meetings and calls to address shareholder questions and concerns and to provide public information on TransCanada.
Press releases, corporate information, frequently asked questions and details of past and upcoming investor events and presentations can be found online at www.transcanada.com.
Investor relations welcomes opportunities to engage with our shareholders and other stakeholders. You may contact our investor relations department directly by phone, email, or regular mail at:
Investor Relations
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta
Canada T2P 5H1
investor_relations@transcanada.com
1.800.361.6522
COMMUNICATING WITH THE BOARD
Shareholder engagement allows us to hear directly from shareholders and other important stakeholders about any issues or concerns.
Shareholders, employees and others can contact the Board directly by writing to:
Chair of the Board of Directors
c/o Corporate Secretary
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta T2P 5H1
The Board, including committee Chairs, will also be available at the annual meeting to receive questions from shareholders.

TransCanada Management information circular 2018	46

SHAREHOLDER PROPOSALS
According to Canadian law, shareholder proposals can only be considered for the annual meeting of common shareholders if they are submitted by a specific date.
Our Corporate Secretary must receive any shareholder proposals before 5:00 p.m. MDT on November 22, 2018 to be considered for the circular for our 2019 annual meeting of common shareholders.
ADVANCE NOTICE BYLAW
Shareholders who wish to nominate a director for the 2018 annual meeting of common shareholders, other than by a shareholder proposal, must:

•	notify the Corporate Secretary in writing, and

•	provide the information required in our By-law Number 1, which can be found on our website (www.transcanada.com) or on SEDAR (www.sedar.com).
Any notices of director nominees must be received by the Corporate Secretary before 5:00 p.m. MDT on March 27, 2018 for an individual to be included in our list of director nominees for our 2018 annual meeting of common shareholders.
The chart below explains when advance notice of director nominations is required for annual meetings and special meetings:

Type of meeting	Announcement timing	Advance notice deadline
Annual meeting	Public announcement more than 50 days before meeting	Not less than 30 days before meeting
	Public announcement 50 days or less before meeting	Not less than 10 days following the first public announcement of the meeting
Special meeting to elect directors	Public announcement more than 50 days before meeting	Not less than 15 days before meeting
	Public announcement 50 days or less before meeting	Not less than 15 days following the first public announcement of the meeting

47	TransCanada Management information circular 2018

BOARD COMMITTEES
The Board has four standing committees:

•	Audit committee

•	Governance committee

•	Health, Safety and Environment committee

•	Human Resources committee
Each of the committees is comprised entirely of independent directors.
The Governance committee is responsible for reviewing the composition of each committee and recommending any changes once new directors are appointed or elected to the Board. Each committee must consist entirely of independent directors, except for the Health, Safety and Environment committee, which must have a majority of independent directors. Currently, all members of the Health, Safety and Environment committee are independent. Each committee has the authority to retain advisors to help it carry out its responsibilities. The Board does not have an executive committee.
Each committee reviews its charter at least once a year, and recommends any changes to the Governance committee and the Board. You can find the committee charters on our website (www.transcanada.com).
The Audit and the Human Resources committees hold simultaneous meetings, as do the Governance and Health, Safety and Environment committees, so each committee has sufficient time to focus on its responsibilities. As a result, Mr. Vanaselja, the independent non-executive Chair of the Board, is a voting member of the Governance committee and the Human Resources committee, and is not a member of the Audit committee or the Health, Safety and Environment committee.
The committees will be reconstituted after the annual meeting.
Each meeting has time set aside for members to discuss the committee operations and responsibilities without management present.

TransCanada Management information circular 2018	48

Audit committee

Members	John E. Lowe (Chair) Kevin E. Benson Derek H. Burney (retiring April 27, 2018) Stéphan Crétier Indira Samarasekera D. Michael G. Stewart Thierry Vandal (as of November 8, 2017)
Meetings in 2017	5 regularly scheduled meetings (February, May, July, November, December)
Independent	7 independent directors, 100 per cent independent and financially literate.

Mr. Benson, Mr. Lowe and Mr. Vandal are "audit committee financial experts" as defined by the SEC in the U.S., and each have the accounting or related financial management experience required under the NYSE rules.

Mandate
The Audit committee is responsible for assisting the Board in overseeing the integrity of our financial statements and our compliance with legal and regulatory requirements.
It is also responsible for overseeing and monitoring the accounting and reporting process and the process, performance and independence of our internal and external auditors.

The Audit committee meets in-camera with the Chief Financial Officer (CFO) at the beginning of each meeting, and also meets separately with the external auditors and Vice-President, Corporate Compliance and Internal Audit. The committee also meets in-camera at the end of each meeting.
2017 highlights

•
Reviewed our 2017 interim and annual disclosure documents including the unaudited interim and audited annual consolidated financial statements and related management’s discussion and analysis, AIF and circular and recommended them for approval.

•	Oversaw our financial reporting risks including issues relating to materiality and risk assessment.

•
Received the external auditor’s formal written statement of independence (which sets out all of its relationships with TransCanada) and its comments to management about our internal controls and procedures.

•	Reviewed the appointment of the external auditor and estimated fees and recommended them to the Board for approval.

•	Reviewed the audit plans of the internal and external auditors and pre-approved the non-audit services performed by KPMG relating primarily to tax and benefit plans.

•	Approved appointment of the external auditor for 401(k) employee retirement plans.

•	Recommended the funding of the registered pension plan and supplemental pension plan.

•	Reviewed the major accounting policies and estimates.

•	Received reports from management on our cybersecurity plans and initiatives.

•	Oversaw the corporate compliance program requirements, structure and results, including foreign corrupt practices and anti-bribery statutes and policies.

•	Monitored Canadian and U.S. financial reporting and legal and regulatory developments affecting our financial reporting process, controls and disclosure.

•	Reviewed and recommended changes to the suite of risk management policies, and reviewed developments and reports relating to counterparty, insurance and market risks.

•	Reviewed and recommended prospectuses relating to the issuance of securities, including an "At-the-Market" common share issuance program.

•	Recommended amendments to the Code of business ethics.

•	Approved annual election to enter into uncleared swaps as permitted under U.S. legislation and monitored compliance.

•	Received regular reports from management on risk management, finance and liquidity, treasury, pensions, tax, compliance, material litigation and information services security controls.

•	Received regular reports from Internal Audit.

•	Reviewed adequacy of staff complements in accounting and tax.

•	Reviewed and Recommended amendments to the Audit committee charter.

•	Reviewed material litigation.
Our AIF includes more information about the Audit committee, including the committee charter, oversight responsibilities, each member’s education and experience, and policies and procedures for pre-approving permitted non-audit services. The 2017 AIF is available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

49	TransCanada Management information circular 2018

Governance committee

Members	Kevin E. Benson (Chair) Derek H. Burney (retiring April 27, 2018) S. Barry Jackson Paula Rosput Reynolds (as of May 5, 2017) Indira Samarasekera Siim A. Vanaselja
Meetings in 2017	3 regularly scheduled meetings (February, May, December) and 1 special meeting (April)
Independent	6 independent directors, 100 per cent independent
Mandate
The Governance committee is responsible for assisting the Board with maintaining strong governance policies and practices at TransCanada, reviewing the independence and financial literacy of directors, managing director compensation and the Board assessment process, and overseeing our strategic planning process and risk management activities.
It monitors the relationship between management and the Board, directors’ share ownership levels, governance developments and emerging best practices. It is also responsible for identifying qualified candidates for the Board to consider as potential directors.
It also recommends the meeting schedule for Board and committee meetings, site visits, and oversees matters related to the timing of our annual meeting.

The Governance committee meets in-camera at the beginning and end of each meeting.
2017 highlights

•
Reviewed the independence of each director according to our written criteria to give the Board guidance in its annual assessment of independence and the structure and composition of each committee, and the other directorships held by Board members (including public and private companies, Crown corporations and non-profit organizations).

•	Oversaw our strategic planning process, including strategic issues to be considered and planning of our strategic issues and planning sessions.

•	Oversaw our risk management activities, including receiving updates on 'top of mind' business risks and making recommendations to the Board as appropriate.

•	Reviewed the identified principal risks with management to ensure we have proper Board and committee oversight and management programs in place to mitigate risks.

•	Monitored director share ownership requirements.

•	Received information and discussed certain elements of director compensation structure.

•	Reviewed say on pay updates and voting trends.

•	Reviewed our lobbying policies, activities and expenditures.

•	Revised the list of key expertise areas for our Board, including developing definitions.

•
Reviewed our Corporate governance guidelines and committee charters and recommended appropriate changes to the Board for approval. The changes included revisions to the Governance and Human Resources committee charters to reflect existing conflict of interest and risk management oversight processes.

•	Oversaw the annual assessment of the Board, committees and Chair.

•
Monitored updates to securities regulations (regulation and legal updates affecting our policies, procedures and disclosure practices) and matters relating to the financial markets. The committee continues to monitor legal developments and emerging best practices in Canada, the U.S. and internationally.

•	Oversaw the Board’s retirement policy, Board renewal, and the selection of new director candidates.

•	Reviewed external governance assessments and made recommendations for revisions to governance practices to the Board as appropriate.

•	Received information about virtual and hybrid shareholder meetings.

TransCanada Management information circular 2018	50

Health, Safety and Environment committee

Members	D. Michael G. Stewart (Chair) Stéphan Crétier John Lowe Mary Pat Salomone Thierry Vandal (as of November 8, 2017) Richard E. Waugh (retiring April 27, 2018)
Meetings in 2017	4 regularly scheduled meetings (February, May, June and December)
Independent	6 independent directors, 100 per cent independent
Mandate	The Health, Safety & Environment committee is responsible of oversight for health, safety, security and environmental matters (HSE matters).
The committee reviews and monitors:

•
the performance and activities of TransCanada on HSE matters including compliance with applicable and proposed legislation, regulations and orders; conformance with industry standards and best practices; people, health, safety and security; process safety; asset reliability; operational risk management and asset integrity plans and programs; and emergency response plans and programs
•
the systems, programs and policies relating to HSE matters and whether they are being appropriately developed and effectively implemented
•
actions and initiatives undertaken by TransCanada to prevent, mitigate and manage risks related to HSE matters which may have the potential to adversely impact our operations, activities, plans, strategies or reputation; or prevent loss or injury to our employees and assets or operations from malicious acts, natural disasters or other crisis situations
•
any critical incidents respecting our assets or operations involving: the fatality of or a life threatening injury to a person; any pipeline ruptures resulting in significant property damage or loss of product; any whistleblower events relating to HSE matters; or any incidents involving personnel and public safety, property damage, environmental damage or physical security that have the potential to severely and adversely impact our reputation and or business continuity
•
significant regulatory audits, findings, orders, reports and/or recommendations issued by or to TransCanada related to HSE matters or issues, together with management's response thereto.

The Health, Safety and Environment committee met separately with the Chief Operating Officer (for part of the year) and with representatives from senior management (for the remainder of the year) at the end of each meeting. The committee also meets in-camera at the end of each meeting.
2017 highlights

•	Received and reviewed regular reports on HSE related activities, performance and compliance.

•	Received regular reports on operational risk management, people and process safety and regulatory compliance matters related to asset integrity.

•	Reviewed the status of critical incidents, root cause analysis and incident follow-up.

•
Monitored management’s response and the status of corrective action plans to significant audits from the National Energy Board, Pipeline and Hazardous Materials Safety Administration and other regulatory agencies.

•	Oversaw our risk management activities related to health, safety, security and environment, and reported to the Board as appropriate.

•
Monitored the effectiveness of HSE policies, management systems, programs, procedures and practices through the receipt of reports on four levels of governance activities related to internal and external audit findings.

•	Monitored updates to Canadian and U.S. air emissions and greenhouse gas (GHG) legislation, climate change initiatives and related compliance matters.

•	Received the Health and Industrial Hygiene annual review.

•	Visited the Leach Xpress and Summerfield Compressor Station, Ohio.

•	Attended an optional site visit to Bruce Power, Kincardine, Ontario, which included a live demonstration of the Fire Training Facility.

•	Received and reviewed regular reports on the operational and HSE performance at Bruce Power.

•	Received a presentation from external consultants relating to root cause analysis for historical environmental disasters.

51	TransCanada Management information circular 2018

Human Resources committee

Members	Paula Rosput Reynolds (Chair) S. Barry Jackson Mary Pat Salomone Siim A. Vanaselja (as of May 5, 2017) Richard E. Waugh (retiring April 27, 2018)
Meetings in 2017	5 regularly scheduled meetings (January, February, July, November and December)
Independent	5 independent directors, 100 per cent independent
Mandate
The Human Resources committee is responsible for assisting the Board with developing strong human resources policies and plans, overseeing the compensation programs, and assessing the performance of the CEO and other members of the executive leadership team against pre-established objectives and recommending their compensation to the Board.

It approves and, as applicable, recommends to the Board executive incentive awards, and any major changes to the compensation programs and benefits plans for employees. It also reviews the benefits under our Canadian pension plans and share ownership requirements for executives.

The Human Resources committee meets in-camera at the beginning and end of each meeting.
2017 highlights

•	Assessed the performance of the executive leadership team and recommended the 2017 executive compensation awards to the Board for approval.

•
Reappointed Meridian Compensation Partners (Meridian) as the independent compensation advisor to the committee after determining that Meridian is independent based on the factors enumerated by the NYSE.

•	Modified the performance measure relative weightings for the named executives under the short-term incentive plan to reflect a higher weighting on Corporate and Business Unit performance.

•	Reviewed the changes to the U.S. retirement programs to better align with U.S. market practices.

•	Reviewed the risks associated with its compensation programs.

•	Reviewed and approved a recalibrated named executive officer compensation peer group.

•	Approved a defined peer group for U.S. employees beginning in 2018 as part of the integration of legacy Columbia employees into TransCanada's compensation programs.

•	Reviewed the stock option plan and recommended changes to amendment provisions to align with best practices.

•	Reviewed the long-term incentive mix and current market trends.

•	Reviewed our performance measures under the Executive Share Unit (ESU) plan.

•	Reviewed our talent strategy.

•	Reviewed the alignment of actual compensation earned with performance over the applicable measurement periods.

TransCanada Management information circular 2018	52

Compensation

We are committed to high standards of corporate governance, including compensation governance.

This section tells you how the Board makes director and executive compensation decisions at TransCanada, and explains its decisions for 2017.

			WHERE TO FIND IT

		>	Compensation governance	53
			Expertise	54
			Compensation oversight	55
			Independent consultant	58
Compensation governance The Board, the Human Resources committee and the Governance committee are responsible for the integrity of our compensation governance practices.
			Director compensation consultant	58

		>	Director compensation	59
			Director compensation discussion and analysis	59
Human Resources committee Paula Rosput Reynolds (Chair) S. Barry Jackson Mary Pat Salomone Siim A. Vanaselja (as of May 5, 2017) Richard E. Waugh	Governance committee Kevin E. Benson (Chair) Derek H. Burney S. Barry Jackson Paula Rosput Reynolds (as of May 5, 2017) Indira Samarasekera Siim A. Vanaselja
			2017 details	63
		>	Executive compensation	71
			Human Resources committee letter to shareholders	68
			Executive compensation discussion and analysis	71
			2017 details	98

The Board approves all matters related to executive and director compensation. The committees are responsible for reviewing compensation matters and making any recommendations. Both committees are entirely independent. Each Human Resources committee member is independent under the NYSE compensation committee independence requirements.

53	TransCanada Management information circular 2018

EXPERTISE
Human resources and executive compensation
The Human Resources committee is responsible for executive compensation. It consists of five independent directors who have an appropriate mix of skills and experience in management, business, industry, human resources, executive compensation and public accountability for carrying out their responsibilities.

Name	Human resources/ compensation experience	Capital markets	CEO experience	Accounting /Audit	Governance	Risk management
Paula Rosput Reynolds (Chair)	X		X	X	X	X
S. Barry Jackson	X		X	X	X
Mary Pat Salomone	X			X	X
Siim A. Vanaselja (as of May 5, 2017)		X		X	X	X
Richard E. Waugh (retiring April 27, 2018)	X	X	X	X	X	X
All of the members have experience as members of human resources or compensation committees of other public companies.
Ms. Reynolds, the committee Chair, currently serves as a member of the compensation committee for one other publicly traded company. As a former CEO of two U.S. public companies, she was responsible for overseeing compensation plans and their implementation, and has experience in designing and assessing performance-based goals for executives. She has worked closely with compensation consultants, and has been involved in all aspects of the design, implementation and administration of compensation programs.
Mr. Jackson has also served as the chair or been a member of the compensation committee for several public companies. As a former CEO of a public oil and gas company, Mr. Jackson has experience in overseeing executive compensation programs and working closely with compensation consultants, and has been involved in all aspects of the design, implementation and administration of compensation programs as a senior executive and director.
Ms. Salomone currently serves as the chair and member of compensation committees for two other publicly traded companies. She was previously the Senior Vice-President and Chief Operating Officer of a publicly traded energy infrastructure company and also held a number of senior positions within the energy infrastructure industry. As a previous executive and current director, Ms. Salomone has experience in the implementation and administration of compensation programs and performance-based goals for executives.
Mr. Vanaselja was the Executive Vice-President and CFO of a publicly traded company. He has also served on the Management Resources and Compensation committees of one publicly traded company and various private corporations, and has experience in the implementation, administration and management of executive compensation programs and plans.
Mr. Waugh, as the former CEO of a publicly traded financial institution, has experience in overseeing and administering executive compensation programs and compensation plans.
In addition to the committee’s collective experience in compensation matters, all of the members stay actively informed of trends and developments in compensation matters and the applicable legal and regulatory frameworks.
Governance
You can find specific details about each director’s background and experience in the director profiles starting on page 14, and more information about the committees starting on page 48.
The Governance committee is responsible for director compensation and risk oversight. It consists of six independent directors who have a mix of skills and experience in business, risk, governance, human resources and compensation. Six of the members are currently or have been members of human resources or compensation committees of other public companies. Four of the members also have experience as a CEO of one or more public companies, which has provided each of them with experience in oversight of and direct involvement in compensation matters.

TransCanada Management information circular 2018	54

COMPENSATION OVERSIGHT
The purpose of the Board’s compensation oversight is to ensure that executives and directors are compensated fairly with respect to market in a way that does not lead to undue risk in TransCanada’s business and operations.
The Board reviews our compensation policies and practices every year, considers the possibility of risks, and makes any adjustments it deems necessary to ensure that our compensation policies are not reasonably likely to have a material adverse effect on TransCanada. It carries out this work directly or through the Human Resources committee and the Governance committee.
The Board has approved various compensation policies and practices to effectively identify and mitigate compensation risks and discourage members of the executive leadership team or others from taking inappropriate or excessive risks.
Multi-year strategic plan
We have a multi-year strategic plan that identifies our core strategies to achieve our vision of being the leading energy infrastructure company in North America. Our core strategies include:

•	maximizing the full-life value of our infrastructure assets and commercial positions

•	commercially developing and building new asset investment programs

•	cultivating a focused portfolio of high quality development options

•	maximizing our competitive strengths.
Executive compensation is closely linked to the strategic plan. Our annual corporate objectives support the strategic plan and are integrated into our compensation decision-making process. At the end of each year, the Board assesses our performance against the corporate objectives to determine the Corporate factor that is used in calculating short-term incentive awards for the executive leadership team and all other employees. The Board also ensures that the annual individual performance objectives for each member of the executive leadership team align with our corporate objectives and reflect performance areas that are specific to each role when it determines total direct compensation for each executive.
Compensation philosophy
Our compensation philosophy guides all compensation program design and decisions. Our approach to compensation is structured to meet four key objectives: pay for performance, be market competitive, align executives’ interests with those of our various stakeholders, and attract, engage and retain our executives. In setting compensation levels, each component – base salary, short-term and long-term incentives – as well as total direct compensation are determined with reference to median levels in our peer group (see pages 75 through 89 for details).
Executive compensation is designed to pay for performance, as a significant portion of total direct compensation is variable or at-risk compensation. See pages 93 through 97 for the pay mix for each named executive.

55	TransCanada Management information circular 2018

Executive compensation structured to manage risk
The Human Resources committee and the Board have structured the executive compensation program to ensure that executives are compensated fairly and in a way that does not present undue risk to TransCanada or encourage executives to take inappropriate risks. The committee is committed to continuous improvement of executive compensation practices, and reviews prevalent best practices on a regular basis.

•
Structured process: The committee has implemented a formal decision-making process that involves management, the committee and the Board. The committee uses a multi-step review process for all compensation matters, first adopting goals and metrics of performance, reviewing how performance compares to the pre-established metrics and then seeking Board input as to the reasonableness of the results.

•
Benchmarking to ensure fairness: Executive compensation is reviewed every year. Director compensation is reviewed every two years by the Governance committee and the Board. Both director and executive compensation are benchmarked against size appropriate peer groups to assess competitiveness and fairness, and the appropriateness of the composition of the applicable peer groups is reviewed.

•
Modelling and stress testing: The committee uses modelling to stress test different compensation scenarios and potential future executive compensation. This includes an analysis of the potential effect of different corporate performance scenarios on previously awarded and outstanding compensation to assess whether the results are reasonable. The committee also uses modelling to assess the payments under the terms of the executives’ employment agreements for severance and change of control situations.

•
Independent advice: The committee uses an independent external compensation consultant to provide advice in connection with executive pay benchmarking, incentive plan design, compensation governance and pay for performance.

•
Alignment with shareholders: The committee and the Board place a significant emphasis on long-term incentives when determining the total direct compensation for the executive leadership team. Our long-term incentives include stock options and performance vesting executive share units (ESUs) – both of which encourage value creation over the long-term and align executives’ interests with our shareholders.

•
Pre-established objectives: Each year the Board approves corporate, business unit and individual objectives that are aligned with the overall business plan for each member of the executive leadership team. These objectives are used to assess performance and determine compensation.

•	Multi-year performance-based compensation: Awards under the ESU plan are paid out based on our performance against objectives set for the three-year vesting period.

•
Limits on variable compensation payments: Short-term incentive awards are subject to a minimum of a zero payout up to a maximum payout of two times target. Long-term incentive awards under the ESU plan are limited to a maximum payout of two times the final number of units accrued at the end of the vesting period.

•
Discretion: The Board completes a formal assessment annually, and can then use its discretion to increase or decrease any compensation awards if it deems it appropriate based on market factors or other extenuating circumstances. However, to maintain the integrity of the metrics-based framework, the Board exercises its discretion sparingly.

TransCanada Management information circular 2018	56

Policies and guidelines to manage risk
The Governance committee, the Human Resources committee and the Board have instituted several policies to ensure that compensation risk is appropriately managed and that the interests of both directors and executives are aligned with those of our shareholders. These policies are derived from best practices in governance and legal requirements.

•	Corporate objectives: We adopt corporate objectives consistent with our approved strategic plan so that the Board can monitor how compensation influences business decisions.

•
Share ownership requirements: We have share ownership requirements for both directors and executives, reflecting the Board’s view that directors and executives can represent the interests of shareholders more effectively if they have a significant investment in TransCanada.

•
Prohibition on hedging: Our trading policy includes an Anti-hedging policy preventing directors and officers from using derivatives or other instruments to insulate them from movements in our share price. This includes prepaid variable forward contracts, equity swaps, collars, units of exchange funds, and other hedging vehicles.

•
Reimbursement: We have an Incentive compensation reimbursement policy which requires employees at the vice-president level and above to repay vested and unvested short and long-term incentive compensation (including proceeds realized from the exercise of stock options) granted in the three-year period preceding a restatement of financial results or a material error in financial reporting if the restatement or error resulted from the employee’s intentional misconduct. We continue to monitor best practices for reimbursement policies and will update the policy as these practices change. In addition, if there is an incidence of misconduct with our financial reporting and we must restate our financial statements because of material non-compliance with a financial reporting requirement, our CEO and CFO are required by law to reimburse TransCanada for incentive-based compensation related to the period the misconduct occurred. They must also reimburse us for any profits they realized from trading TransCanada securities during the 12 months following the issue of the misstated financial statements.

•
Say on pay: We implemented a non-binding advisory shareholder vote on our approach to executive compensation starting in 2010. The results shown in the table below confirm that a significant majority of shareholders have accepted our approach to executive compensation. The approval vote as a percentage of shares voted in favour of our approach to executive compensation for the last three years are as follows:

Year	Approval vote (%)
2017	97.39
2016	97.46
2015	97.10

•
Code of business ethics: Our Code applies to employees, contract workers, independent consultants and directors. The Code incorporates principles of good conduct and ethical and responsible behaviour to guide our decisions and actions and the way we conduct business.

After considering the implications associated with our compensation policies and practices, completing a review of our policies and practices described above, and with advice from the independent consultant to the Human Resources committee, the Board believes that:

•	we have the proper practices in place to effectively identify and mitigate potential risk

•
TransCanada’s compensation policies and practices do not encourage any member of our executive leadership team, or any employee to take inappropriate or excessive risks, and are not reasonably likely to have a material adverse effect on our company.

In addition to our compensation policies and practices, our corporate values – Safety, Responsibility, Integrity, and Collaboration – also guide director, officer and employee behaviour, underpin our company culture and define the character of the organization we share and work in every day.

57	TransCanada Management information circular 2018

INDEPENDENT CONSULTANT
The Human Resources committee retains an independent compensation consultant to provide advice on compensation-related matters.
The committee created a mandate for the consultant that includes:

•	advising on compensation levels for the CEO and named executives

•	assessing the CEO’s recommendations on the compensation of the other named executives

•	attending all of its committee meetings (unless otherwise requested by the committee Chair)

•	providing data, analysis or opinion on compensation-related matters requested by the committee or its Chair

•	reporting to the committee on any matters that may arise related to executive compensation.
Meridian has been the independent compensation consultant since September 2014. The committee obtains independent advice from the consultant who provides a neutral source of data and information on compensation practices and trends. While the consultant’s advice is an important tool in the committee’s processes, the committee remains wholly responsible for making its own decisions and recommendations to the Board.
Meridian provides advice to the committee on matters relating to executive compensation. It does not provide consulting or other services to TransCanada, and is not permitted to provide services to management. Before engaging Meridian, and each year after considering all factors bearing on the consultant’s independence, including those factors enumerated by the NYSE, the committee determined that Meridian is independent.
The table below shows the executive compensation-related fees paid in 2016 and 2017.
Executive compensation-related fees
($ in millions)

Meridian	2017	2016
Consulting to the Human Resources committee	0.22	0.15
All other fees	–—	–—
Total fees	$0.22	$0.15

DIRECTOR COMPENSATION CONSULTANT
The Governance committee reviews compensation every other year, and did not retain a compensation consultant in 2017. The next review of director compensation will take place in 2018.

TransCanada Management information circular 2018	58

Director compensation discussion and analysis		WHERE TO FIND IT

	>	Director compensation discussion and analysis	59
APPROACH
Our director compensation program reflects our size and complexity, and reinforces the importance we place on delivering shareholder value. Director compensation includes annual retainers and travel fees that are paid in cash and DSUs to link a significant portion of their compensation to the value of our shares (see Deferred share units, below for more information about the DSU plan).
The Board follows a formal performance assessment process to ensure directors are engaged and make meaningful contributions to the Board and committees they serve on.

		Approach	59
		Components	62
	>	2017 details	63
		Director compensation table	63
		At-risk investment	65
		Incentive plan awards	67

The Governance committee reviews director compensation every two years, and makes compensation recommendations to the Board for its review and approval. Recommendations take into consideration the directors’ time commitment, duties and responsibilities, and director compensation practices at comparable companies.
Directors of TransCanada also serve as directors of TCPL. Board and committee meetings of TransCanada and TCPL run concurrently, and the director compensation described below is for serving on both Boards. TransCanada does not hold any material assets directly, other than TCPL common shares and receivables from some of our subsidiaries. As a result, TCPL assumes all directors’ costs according to a management services agreement between the two companies.

59	TransCanada Management information circular 2018

Benchmarking
Director compensation is benchmarked against two peer groups. The companies in the custom peer group are relatively consistent with the group of Canadian publicly-traded companies included in the executive compensation peer group and this group provides an industry specific market reference point. Since directors tend to be recruited from a variety of industries, the general industry peer group provides an additional market reference point of publicly-traded companies that are similar in size and scope to TransCanada. Total compensation is determined with reference to median levels in our peer groups, so we can attract and retain qualified directors. The Governance committee reviews director compensation every two years, based on independent advice respecting compensation paid by our peer companies. The Governance committee refers to the report when conducting its compensation review.
The peer groups were most recently revised in 2016, when the Governance committee reviewed director compensation. The custom peer group was revised to align with the peer group adopted by the Human Resources committee for 2016 named executive compensation.
There were no revisions to the peer groups in 2017, as the Governance Committee reviews director compensation every other year. As a result, the custom peer group includes certain companies which have merged or been acquired. The custom peer group will be revised in 2018, when the next director compensation review takes place.
2017 peer groups

Custom peer group	General industry peer group

American Electric Power Co. Inc.	Agrium Inc.
Canadian National Railway Company	Canadian National Railway Company
Canadian Natural Resources Ltd.	Canadian Pacific Railway Limited
Cenovus Energy Inc.	Cenovus Energy Inc.
Dominion Energy Inc.	Enbridge Inc.
Enbridge Inc.	Encana Corporation
Encana Corporation	Maple Leaf Foods Inc.
Exelon Corporation	Metro Inc.
Fortis Inc.	National Bank of Canada
Husky Energy Inc.	Potash Corporation of Saskatchewan Inc.
Imperial Oil Ltd.	Resolute Forest Products Inc.
Kinder Morgan Inc.	Suncor Energy Inc.
NextEra Energy Inc.	TELUS Corporation
Occidental Petroleum Corporation
PG&E Company
Southern Company
Spectra Energy Corp.
Suncor Energy Inc.
Teck Resources Ltd.
Williams Companies Inc.

TransCanada Management information circular 2018	60

Aligning the interests of directors and shareholders
The Board believes that directors can represent the interests of shareholders more effectively if they have a significant investment in TransCanada. Directors must hold at least four times their annual retainer in shares or DSUs within five years of joining the Board.
Directors can meet the requirements by purchasing TransCanada shares, participating in our dividend reinvestment plan or by directing all or a portion of their compensation to be paid in DSUs. We recalibrate the required ownership values if the retainer is increased.
If their holdings fall below the minimum level because of fluctuations in our share price, we expect directors to attain the minimum threshold within a reasonable amount of time set by the Governance committee.
As President and CEO, Mr. Girling must instead meet our CEO share ownership requirement which is five times his base salary. Mr. Girling meets these ownership requirements (see page 79 for details).
As of February 20, 2018, all of our directors are in compliance with our director share ownership policy. Dr. Samarasekera and Mr. Vandal each have five years from the date they were appointed to meet the director share ownership requirements. As Mr. Vanaselja was appointed Chair of the Board on May 5, 2017, his required share ownership level has increased to four times the Chair retainer:

Director	Date appointed	Share ownership date
Dr. Samarasekera	April 29, 2016	April 29, 2021
Mr. Vanaselja	May 5, 2017	May 5, 2022
Mr. Vandal	November 6, 2017	November 6, 2022
Deferred share units
DSUs are notional shares that have the same value as TransCanada shares. DSUs earn dividend equivalents as additional units at the same rate as dividends paid on our shares.
Our DSU plan allows directors to choose to receive a portion of their retainers and travel fees in DSUs instead of cash. The plan also allows the Governance committee to use discretion to grant DSUs to directors as additional compensation (excluding employee directors such as our President and CEO). No discretionary grants of DSUs were made to directors in 2017.
Directors redeem their DSUs when they leave the Board. Directors can redeem their DSUs for cash or shares purchased on the open market.

61	TransCanada Management information circular 2018

COMPONENTS
Directors receive annual retainers and travel fees when applicable. They are also reimbursed for out-of-pocket expenses they incur while attending meetings and other Board activities. Directors who are U.S. residents receive the same amounts in U.S. dollars. Mr. Girling is compensated in his role as President and CEO, and does not receive any director compensation. Both the annual Board retainer and the separate retainer for the Chair of the Board are paid in cash and DSUs according to the fee schedule below:

2017 compensation

Retainers paid quarterly from the date the director is appointed to the Board and committees

Board paid to each director except the Chair of the Board flat fee (no meeting fees paid)	$235,000 per year ($110,000 cash + $125,000 in DSUs)		represented 2,032 DSUs for Canadian directors and 2,607 DSUs for U.S. directors in 2017

Chair of the Board receives a higher retainer because of his level of responsibility flat fee (no meeting fees paid)	$491,000 per year ($201,000 in cash + $290,000 in DSUs)		represented 4,714 DSUs in 2017

Committee Chairs receive a higher committee retainer for additional duties and responsibilities	$24,000 per year	Audit

	$18,000 per year	Human Resources

	$12,000 per year	Governance and Health, Safety & Environment

Travel fees if round trip travel is more than three hours	$1,500 per round trip
DSUs are credited quarterly, in arrears, using the closing price of TransCanada shares on the TSX at the end of each quarter.
Starting January 1, 2017, non-employee directors, except for the Chair of the Board, receive a flat fee retainer of $235,000, $125,000 of which is paid in mandatory DSUs. Directors no longer receive meeting fees. This change to a flat fee structure is simpler to administer, and is better aligned with the time commitment and responsibilities associated with serving on our Board. Our directors attend Board and special meetings, and also provide advice outside of meetings and are attentive to the best interests of TransCanada at all times. A majority of TransCanada's peers have adopted a flat fee structure. The Governance committee determined that a flat fee structure is a more appropriate form of compensation. The increase in retainer also aligns our compensation closer to the median of our peer groups.
Starting January 1, 2017, the Audit committee Chair retainer was increased by $4,000, from $20,000 to $24,000, and the Human Resources committee Chair retainer was increased by $3,000, from $15,000 to $18,000. These increases reflect the additional increased workload of chairing the Audit and Human Resources committees, and align our differentiated committee Chair retainer practices to the median of our peer groups.

TransCanada Management information circular 2018	62

Director compensation – 2017 details The table below shows total director compensation awarded, credited or paid in 2017.
DIRECTOR COMPENSATION TABLE

Name	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Kevin E. Benson	119,379	125,000	—	—	—	4,197	248,576
Derek H. Burney	123,121	125,000	—	—	—	—	248,121
Stéphan Crétier (joined February 17, 2017)	103,139	108,681	—	—	—	—	211,820
S. Barry Jackson	143,000	182,115	—	—	—	14,065	339,180
John Lowe	172,560	160,388	—	—	—	—	332,948
Paula Rosput Reynolds	175,764	160,388	—	—	—	—	336,152
John Richels (retired May 5, 2017)	52,308	57,229	—	—	—	—	109,537
Mary Pat Salomone	152,668	160,388	—	—	—	—	313,056
Indira Samarasekera	119,000	125,000	—	—	—	—	244,000
D. Michael G. Stewart	123,500	125,000	—	—	—	4,197	252,697
Siim A. Vanaselja	186,742	232,885	—	—	—	—	419,627
Thierry Vandal (joined November 6, 2017)	24,763	23,863	—	—	—	—	48,626
Richard E. Waugh	116,000	125,000	—	—	—	—	241,000
Notes

•
Mr. Lowe, Ms. Reynolds, Mr. Richels, Ms. Salomone and Mr. Vandal received their share-based awards, retainers and travel in U.S. dollars. The values presented in this table are in Canadian dollars, and reflect a U.S./Canadian foreign exchange rate of 1.3322 as at March 31, 2017, 1.2977 as at June 30, 2017, 1.2480 as at September 29, 2017 and 1.2545 as at December 29, 2017.

•	Mr. Girling is compensated in his role as President and CEO, and does not receive any director compensation.

•	Fees earned includes Board and committee chair retainers and travel fees paid in cash, including the portion they chose to receive as DSUs.

•	Share-based awards include the portion of the Board retainer ($110,000) and the Board Chair retainer ($290,000) that we automatically pay in DSUs. There were no additional grants of DSUs in 2017.

•	In 2017, we paid $7,903 for third-party office expenses for Mr. Jackson until May 2017 and he received a reserved parking space valued at $6,162.

•	Mr. Benson and Mr. Stewart received parking valued at $4,197.

63	TransCanada Management information circular 2018

The table below is a breakdown of director compensation by component. It includes the total fees paid in cash and the DSUs credited as at the grant date, unless stated otherwise. DSUs credited includes the minimum portion of the Board retainer paid in DSUs and the retainers, meeting and travel fees that directors chose to receive as DSUs in 2017.

	Retainers		Travel	Totals
Name	Board ($)	Committee Chair ($)	Travel fee ($)	Fees paid in cash ($)	DSUs credited ($)	Total cash & DSUs credited ($)
Kevin E. Benson	110,000	7,879	1,500	—	244,379	244,379
Derek H. Burney	110,000	4,121	9,000	123,121	125,000	248,121
Stéphan Crétier (joined February 17, 2017)	95,639	—	7,500	—	211,820	211,820
S. Barry Jackson	141,500	—	1,500	143,000	182,115	325,115
John Lowe	141,141	19,892	11,527	172,500	160,388	332,948
Paula Rosput Reynolds	141,141	23,096	11,527	82,097	254,055	336,152
John Richels (retired May 5, 2017)	50,361	—	1,946	—	109,537	109,537
Mary Pat Salomone	141,141	—	11,527	152,668	160,388	313,056
Indira Samarasekera	110,000	—	9,000	—	244,000	244,000
D. Michael G. Stewart	110,000	12,000	1,500	123,500	125,000	248,500
Siim A. Vanaselja	169,500	8,242	9,000	—	419,627	419,627
Thierry Vandal (joined November 6, 2017)	20,999	—	3,763	—	48,626	48,626
Richard E. Waugh	110,000	—	6,000	—	241,000	241,000
Notes

•
Mr. Lowe, Ms. Reynolds, Mr. Richels, Ms. Salomone and Mr. Vandal received their share-based awards, retainers and travel fees in U.S. dollars. The values presented in this table are in Canadian dollars, and reflect a U.S./Canada foreign exchange rate of 1.3322 as at March 31, 2017, 1.2977 as at June 30, 2017, 1.2480 as at September 29, 2017 and 1.2545 as at December 29, 2017.

•
DSUs credited include all share-based awards vested or earned by the directors in 2017. The minimum portion of the Board retainer paid in DSUs in 2017 was $290,000 for the Chair and $125,000 for the other directors. DSUs credited also includes the portion of the retainers and travel fees directors chose to receive in DSUs in 2017.

•	Total cash and DSUs credited is the total dollar amount paid for duties performed on the TransCanada and TCPL Boards.

•
DSUs were paid quarterly based on share prices of $61.37, $61.82, $61.67 and $61.18, the closing prices of TransCanada shares on the TSX at the end of each quarter in 2017. Directors are able to redeem their DSUs when they leave the Board.

TransCanada Management information circular 2018	64

AT-RISK INVESTMENT
The table on the following page shows:

•	the total value of each director’s shares and DSUs or shares of our affiliates, including the DSUs credited as dividend equivalents up to January 31, 2018

•	their holdings as a percentage of their 2017 annual retainer

•	the minimum equity investment required, as a multiple of their annual retainer.
The change in value represents the value of DSUs received in 2017, including dividend equivalents credited up to January 31, 2018, plus any additional shares acquired in 2017. The change in value also includes increases and decreases in market value.
As of the date of this circular, all of our directors are in compliance with our director share ownership policy. Dr. Samarasekera and Mr. Vandal have five years from the date they were each appointed to meet the share ownership requirements, as described on page 61. As Mr. Vanaselja was appointed Chair of the Board on May 5, 2017, his required share ownership level has increased to four times the Chair retainer.
Mr. Girling meets the CEO ownership requirements under the executive share ownership guidelines. See pages 61 and 79 for more information about our share ownership requirements for directors and executives.
None of the nominated directors (or all of our directors and executives as a group) own more than one per cent of TransCanada shares, or any class of shares of its subsidiaries and affiliates.
In the table:

•	DSUs include DSUs credited as dividend equivalents up to January 31, 2018.

•
Total market value is the market value of TransCanada shares and DSUs, calculated using a closing share price on the TSX of $61.06 on February 28, 2017 and $56.89 on February 20, 2018. It includes DSUs credited as dividend equivalents up to January 31, 2018.

•	Mr. Crétier's holdings include 3,120 shares held by his wife.

•	Mr. Stewart’s holdings include 2,210 shares held beneficially by his wife.

•	Mr. Waugh’s holdings include 4,220 shares held by his wife.

65	TransCanada Management information circular 2018

At-risk investment

					At-risk investment		Minimum investment required
Name	Date	Common shares	DSUs	Total common shares and DSUs	Total market value ($)	As a multiple of annual retainer	Total value of minimum investment ($)	Multiple of retainer
Kevin E. Benson	2018	3,000	75,322	78,322	4,455,739	18.96	940,000	4x
	2017	13,000	68,403	81,403	4,970,467	21.15	940,000	4x
	Change	(10,000)	6,919	(3,081)	(514,729)	(2.19)
Derek H. Burney	2018	21,706	67,476	89,182	5,073,564	21.59	940,000	4x
	2017	12,910	62,782	75,692	4,621,754	19..67	940,000	4x
	Change	8,796	4,694	13,490	45,810	1.92
Stéphan Crétier (joined February 17, 2017)	2018	18,500	3,525	22,025	1,253,002	5.33	940,000	4x
	2017	—	—	—	—	—
	Change	18,500	3,525	22,025	1,253,002	5.33
S. Barry Jackson	2018	39,000	155,920	194,920	11,088,999	47.19	940,000	4x
	2017	39,000	146,772	185,772	11,343,238	23.10	1,964,000	4x
	Change	—	9,148	9,148	(254,240)	24.08
John E. Lowe	2018	15,000	10,959	25,959	1,476,808	6.28	940,000	4x
	2017	15,000	7,952	22,952	1,401,449	5.96	940,000	4x
	Change	—	3,007	3,007	75,358	0.32
Paula Rosput Reynolds	2018	6,000	26,751	32,751	1,863,204	7.93	940,000	4x
	2017	6,000	21,613	27,613	1,686,050	7.17	940,000	4x
	Change	—	5,138	5,138	177,155	0.75
Mary Pat Salomone	2018	3,000	14,558	17,558	998,875	4.25	940,000	4x
	2017	3,000	11,407	14,407	879,691	3.74	940,000	4x
	Change	—	3,151	3,151	119,183	0.51
Indira Samarasekera	2018	—	6,833	6,833	388,729	1.65	940,000	4x
	2017	—	2,652	2,652	161,931	0.69	940,000	4x
	Change	—	4,181	4,181	226,798	0.97
D. Michael G. Stewart	2018	17,310	34,299	51,609	2,936,036	12.49	940,000	4x
	2017	16,651	30,928	47,579	2,905,174	12.36	940,000	4x
	Change	659	3,371	4,030	30,862	0.13
Siim A. Vanaselja*	2018	12,000	20,232	32,232	1,833,678	3.73	1,964,000	4x
	2017	12,000	12,719	24,719	1,509,342	6.42	940,000	4x
	Change	—	7,513	7,513	324,336	(2.69)
Thierry Vandal (joined November 6, 2017)	2018	261	804	1,065	60,588	0.26	940,000	4x
	2017	—	—	—	—	—
	Change	261	804	1,065	60,588	0.26
Richard E. Waugh	2018	29,730	28,532	58,262	3,314,525	14.10	940,000	4x
	2017	29,730	23,533	53,263	3,252,239	13.84	940,000	4x
	Change	—	4,999	4,999	62,286	0.27
Total	2018	165,507	445,211	610,718	34,743,747
	2017	147,291	388,761	536,052	32,731,335
	Change	18,216	56,450	74,666	2,012,412
*Mr. Vanaselja succeeded Mr. Jackson as chair of the Board on May 5, 2017, at which point their required share ownership values were adjusted to reflect their new retainer levels.

TransCanada Management information circular 2018	66

INCENTIVE PLAN AWARDS
Outstanding option-based and share-based awards
The table below shows all outstanding share-based awards previously granted to the directors that were outstanding at the end of 2017. Year-end values are based on $61.18 being the closing price of TransCanada shares on the TSX at December 31, 2017. Non-executive directors are not eligible to participate in our stock option plan and, accordingly, none of our non-executive directors have outstanding option-based awards.

Name	Number of shares or units of share- based awards that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Number of shares or units of vested share-based awards not paid out or distributed (#)	Market or payout value of vested share-based awards not paid out or distributed ($)	Number of share-based awards vested during 2017	Share-base awards- value vested during 2017 ($)
Kevin E. Benson	822	50,303	74,499	4,557,897	6,720	411,138
Derek H. Burney	736	45,064	66,739	4,083,128	4,529	277,142
Stéphan Crétier (joined February 17, 2017)	38	2,354	3,486	213,298	3,486	213,298
S. Barry Jackson	1,702	104,131	154,218	9,435,079	8,784	537,439
John Lowe	119	7,319	10,839	663,170	2,960	181,100
Paula Rosput Reynolds	292	17,865	26,458	1,618,744	5,043	308,539
Mary Pat Salomone	158	9,722	14,398	880,919	3,095	189,406
Indira Samarasekera	74	4,564	6,758	413,496	4,130	252,722
D. Michael Stewart	374	22,906	33,924	2,075,485	3,278	200,562
Siim A. Vanaselja	220	13,512	20,011	1,224,298	7,408	453,249
Thierry Vandal (joined November 6, 2017)	8	537	794	48,626	794	48,625
Richard E. Waugh	311	19,055	28,220	1,726,515	4,902	299,917
Notes

•	All share-based awards in this chart are DSUs.

•	The total Market or payout value of share-based awards that have not vested is $297,332 at December 31, 2017.

•
Shares or units not vested are dividends declared at December 31, 2017, but not payable until January 31, 2018. Number of shares or units of share based awards that have not vested is calculated using the closing price of TransCanada shares on the TSX at January 31, 2018 ($56.63).

•	Mr. Richels retired on May 5, 2017 and his remaining 21,989 share units were redeemed at $709,312 on June 30, 2017.

67	TransCanada Management information circular 2018

Human Resources committee letter to shareholders		WHERE TO FIND IT

	>	Human Resources committee letter to shareholders	68

Dear Shareholder:

The Board is holding its ninth consecutive say on pay advisory vote regarding our approach to executive compensation. We appreciate the strong shareholder support we have received in years past and hope you will similarly support our deliberations this year. We are providing this letter and the accompanying compensation discussion and analysis (CD&A) to explain how the Human Resources committee and the Board have assessed the performance of the company and the executive team in 2017, and the basis on which we reached various compensation decisions for each of our named executive officers.
TransCanada's vision – to be the leading energy infrastructure company in North America, focusing on pipeline and power generation opportunities in regions where the company has or can develop a significant competitive
	>	Executive compensation discussion and analysis	71
		Executive summary	71
		Approach	75
		Components	80
		Corporate performance	90
		Payout of 2015 executive share unit award	91
		Executive profiles	92
	>	2017 details	98
		Summary compensation table	98
		Incentive plan awards	101
		Equity compensation plan information	104
		Retirement benefits	105
		Termination and change of control	107

advantage – has remained constant for more than a decade. Our business features long-lived, capital intensive assets, most of which are subject to regulated returns or other long-term contractual arrangements. Our compensation plans are intended to foster disciplined decision-making by management, properly balancing the exigencies of near term financial performance with responsible long-term facilities development. Over the last several years, TransCanada has become one of Canada's largest companies by asset size and is a superior performer in its industry, with growth in earnings and a progressive dividend. Based on an independent analysis performed by our advisor, Meridian Compensation Partners, we find strong alignment between achieved performance and compensation for our executives.

Given this alignment and the considerable success the company has enjoyed, we have elected to maintain our compensation programs relatively unchanged over the last several years. With such continuity, the committee has observed ever-improving clarity in the corporate goal setting process, with management holding itself to progressively higher standards and accountability assigned to every individual employee. We observe the company proposing stretch targets, demonstrating agility as business conditions change, a redoubling of the commitment to safety and sustainability as well as stakeholder relations. We will, however, undertake a comprehensive review of our incentive compensation program design in 2018 to ensure continued alignment and market competitiveness.

Early last year, the Board and management agreed on an annual corporate scorecard for 2017 that featured goals in the following areas: safety (always our first priority), financial performance, optimization of TransCanada's existing asset base, excellence in project management, and the development of new asset opportunities. After year-end, we reviewed the accomplishments relative to the 2017 scorecard and carefully assessed the impact of each of these components to determine the appropriate level of annual incentive compensation for executives. We also evaluated annual base pay for market competitiveness at this time.

TransCanada Management information circular 2018	68

For the year 2017, the company exceeded most safety targets and these targets were designed to meet or exceed the very best standards relative to the industry. Despite many progressive improvements in safety performance, there was a tragic loss of life at one of our U.S. compressor stations. Consequently, the committee recommended and the Board approved a safety score of zero for the corporate scorecard. The Board and management are committed to continuous improvement in process and personal safety; using our discretion to send a message regarding safety is consistent with the aspiration of making zero incidents a reality.
In 2017, we achieved record comparable earnings per share and cash flows, largely resulting from the successful integration of Columbia which was acquired in 2016. Comparable earnings per share (EPS) increased 11 per cent and comparable funds generated from operations were up nine per cent compared to 2016. The company also executed on new opportunities, adding over $3 billion in new, commercially secured pipeline projects to our capital program as well as placing approximately $5 billion of assets in service during the year. Nevertheless, TransCanada canceled its Energy East pipeline project and wrote off $954 million after-tax of project development costs and allowance for funds used during construction (AFUDC). Given the significance of the write-down, the Board reduced the annual incentive payout associated with project execution. Although the Board supported management’s decision to cancel Energy East and the associated charge is non-recurring, the scoring and resulting reduction in employee compensation recognizes the material loss of value for shareholders.
As the Board worked through the scorecard calculations in detail, it approved a Corporate factor (CF) for 2017 of 1.2. Noteworthy performance on financial, operational and growth objectives was recognized but was tempered by shortcomings in safety and the write down of a major project. The Corporate factor was used in determining annual incentive awards for all non-union employees.
As part of our longer term compensation program, in 2015 we adopted a cumulative three-year earnings per share target with attention to free cash generation necessary to support dividend growth.  Achievement of the three-year cumulative earnings per share target is part of a formula that includes relative total shareholder return (TSR) and which we use to determine executive share unit payouts.  The Board approved a performance multiplier of 1.43 for the 2015 ESU grant that vested in 2017, which reflected company performance compared to cumulative comparable earnings per share and relative TSR targets.  Payout of the ESU grant is intended to compensate executives in a way that mirrors the shareholder experience over the same period.
While the Board applies a disciplined approach of assessing performance on a quantitative basis, we also apply our business judgment regarding the reasonableness of the results. We concluded that 2017 was a year of solid success overall and that the rewards being conferred are appropriate in light of performance.

69	TransCanada Management information circular 2018

The Human Resources committee is advised by Meridian Compensation Partners as its independent consultant on all executive compensation matters. The consultant’s mandate includes providing advice on compensation for the named executives, incentive design, compensation governance and pay for performance, attending all committee meetings, and providing data, analysis or opinions on compensation-related matters as requested. While the committee is ultimately responsible for making its own decisions and recommendations to the Board, the consultant brings expertise, experience, independence and objectivity to the committee’s deliberations. The committee meets routinely in-camera and with the consultant, thereby ensuring that the discussions regarding compensation are substantive and unconstrained. You can find additional information on the independent consultant on page 58.
Conclusion
The Board is keenly aware of our responsibility to ensure that our approach to executive compensation supports our strategy and aligns with the interests of our shareholders. The Board and committee are also aware that our decisions must be logical and understandable to our employees, shareholders, and other stakeholders. To this end, the circular includes significant detail in the CD&A section starting on the next page. We respond to shareholder questions on an individual basis, take input from stakeholders, and continue to re-evaluate our practices to ensure that our program remains appropriate.
We thank you for your continued confidence in our company and welcome your comments or questions. You can contact the committee or the Board through the Corporate Secretary, TransCanada Corporation, 450-1 Street S.W., Calgary, Alberta T2P 5H1.

Sincerely,

Paula Rosput Reynolds	Siim A. Vanaselja
Chair, Human Resources Committee	Chair of the Board of Directors

TransCanada Management information circular 2018	70

Executive compensation discussion and analysis
EXECUTIVE SUMMARY
This CD&A explains our executive compensation program, our 2017 performance, the performance assessment by the Human Resources committee and the Board, and their compensation decisions for our named executives:

•	Russell Girling, President and Chief Executive Officer

•	Donald Marchand, Executive Vice-President and Chief Financial Officer

•	Karl Johannson, Executive Vice-President and President, Canada and Mexico Natural Gas Pipelines and Energy

•	Stanley Chapman III, Executive Vice-President and President, U.S. Natural Gas Pipelines

•	Paul Miller, Executive Vice-President and President, Liquids Pipelines.
The named executives, three other executive vice-presidents and two of our senior vice-presidents make up our executive leadership team. In our discussion, references to our executive leadership team and executive compensation include our CEO and the seven executive vice presidents only.
Performance results
To evaluate corporate performance for 2017, the committee and the Board reviewed the results associated with the approved scorecard. The goals involve quantitative and qualitative factors associated with the following: safety, financial performance, execution of ongoing projects and transactions, maximizing the overall performance of existing assets and progress on key growth initiatives.
Following the transformational acquisition of Columbia in 2016, the company continued to deliver strong performance overall and met or exceeded the aggressive targets we set for 2017. Along with these results, significant developments related to safety and project execution were carefully considered by the Board in its evaluation of corporate performance.
First and foremost, safety is our highest priority. Almost all of the very progressive safety standards that we set for the company in 2017 were exceeded. Tragically, we experienced the loss of life of an employee at one of our U.S. compressor stations which resulted in a score of zero for the safety objective on our corporate scorecard. Preventing lapses in safety is of paramount importance; the resulting 0.1 reduction in the Corporate factor sends an important message to all our employees about safety performance.
As for financial performance, the company achieved record comparable EPS of $3.09, an increase of 11 per cent over 2016 and above the target for the year. Comparable funds generated from operations were also higher in 2017 than in 2016 and above target. The committee evaluated non-comparable items recorded by the company, including the positive adjustment related to the Tax Cuts and Jobs Act (U.S. Tax Reform), and concluded that the use of comparable earnings was the appropriate basis for determining EPS for scorecard purposes as well as for evaluating the 2015 ESU results. The one-time charge related to the cancellation of Energy East was considered in the assessment of project execution.
We secured new contracts and settlements in 2017 that will enhance revenues in future years. Key to our success in maximizing the value of existing assets was the implementation of the Dawn Long-Term Fixed Price (LTFP) service on the Canadian Mainline, which resulted in security of volumes through the Mainline for a ten-year term and enabled additional ten-year contracts on Great Lakes Gas Transmission. We also secured incremental long-term transportation contracts on Keystone pipeline.
We progressed development and construction of our $23 billion portfolio of near-term projects and placed approximately $5 billion of assets in service during 2017. For our $24 billion of medium to longer-term projects, we continued to manage costs while working to obtain the necessary permits and approvals to enable these projects to move forward once final investment decisions are made. We also completed the sale of our U.S. Northeast Power assets and received reimbursement for our development costs incurred on the Prince Rupert Gas Transmission project.
In October, after careful consideration of changed circumstances, the company made the decision to cancel the Energy East Pipeline and related projects. The committee considered the impact of Energy East both in terms of the current year financial impact and as it relates to the long-term compensation for employees.

71	TransCanada Management information circular 2018

Notwithstanding that the cancellation is a one-time charge to earnings and that most other projects successfully proceeded on time and on budget in 2017, the committee wanted to ensure there was alignment between incentive compensation and the impairment of value experienced by shareholders. Thus the committee reduced the project execution component of the scorecard to a level significantly below target to reflect the Energy East cancellation.
TransCanada captured over $3 billion of new, commercially-backed energy infrastructure projects, including expansions to the NGTL System and additional U.S. Natural Gas Pipeline projects to grow our asset base. The completion of the acquisition of Columbia Pipeline Partners, which simplifies our corporate structure, was also assessed as part of the evaluation of growth initiatives. In addition, the committee took note that the company raised over $7 billion in debt and subordinated capital at very attractive rates while prudently managing our capital structure and preserving our solid credit ratings.
Our total shareholder return for the year was 6.5 per cent, which compared favorably to others in the energy infrastructure industry. The Board believes that over time, our growth profile and our progressive dividend should continue to provide superior returns to shareholders.
You can read more about 2017 performance starting on page 90.
Compensation highlights
The Human Resources committee and Board made the following executive compensation decisions in 2018:

•
After considering the performance results and their relative weightings, overall corporate performance for 2017 was assessed as above target with a Corporate factor of 1.2. The Corporate factor is used in the determination of the short-term incentive awards for all employees, including our named executives.

•
The Board approved a performance multiplier for the 2015 ESU grant of 1.43, according to the formula in effect when these grants were issued. This result reflects relative TSR performance at the 42nd percentile of the S&P/TSX 60 Index, at the 69th percentile of the ESU peer group, and comparable earnings per share above target over the three-year period ended December 31, 2017. The performance multiplier, combined with the change in valuation price from $54.64 to $61.95, and dividend reinvestment results in a payout that is 183 per cent of the original grant value.

•
Three of our named executives received an increase to base salary to maintain competitiveness with our peer group, recognize proficiency in their roles, and reflect increases in scope of responsibility. Increases are effective March 1, 2018.

•	For the 2018 ESU grant, the Board approved three-year targets for comparable earnings per share and relative TSR.

•	The committee recommended and the Board approved the 2018 corporate scorecard, as well as the business unit scorecards and individual objectives for the named executives.

TransCanada Management information circular 2018	72

Compensation vs. financial performance
The chart below compares our key financial results for the last five fiscal years to total direct compensation awarded to the named executives for the same period. Total direct compensation includes base salary, the short-term incentive award (paid in the first quarter following the performance year) and the grant value of ESU and stock option awards.

The table below shows total direct compensation awarded to our named executives as a percentage of our comparable earnings for the last five fiscal years:

	2013	2014	2015	2016	2017
Total direct compensation awarded to the named executives (as a % of comparable earnings)	1.2%	1.1%	1.2%	1.1%	0.8%
Notes

•	The increase in Total direct compensation awarded to the named executives from 2015 to 2016 is due primarily to higher short-term incentive awards due to strong corporate performance.

•
Comparable funds generated from operations, Comparable earnings per share, and Comparable earnings are non-GAAP measures and do not have any standardized meanings prescribed by U.S. GAAP (see Schedule C on page 118 for more information).

Compensation vs. financial performance chart for 2013, 2014, 2015, 2016 and 2017. Comparable funds generated from operations (billions) / Comparable earnings per share - Basic ($ dollars) / Total direct compensation awarded to the named executives ($ millions). Data by year: 2013 ($4.0, $2.24, $19.7), 2014 ($4.5, $2.42, $19.5), 2015 ($4.8, $2.48, $20.9) 2016 ($5.2, $2.78, $23.5) 2017 ($5.6, $3.09, 21.3)

73	TransCanada Management information circular 2018

Compensation vs. total shareholder return
Our TSR, the change in value of TransCanada shares plus reinvestment of dividends, has tracked favorably against the S&P/TSX Composite Total Returns Index over the last five years, delivering an annual compound return of 9.5 per cent compared to 8.6 per cent for the Index.
The chart below illustrates TSR, assuming an initial investment of $100 in TransCanada shares as of year end 2012, and compares it to the return of the S&P/TSX Composite Total Returns Index and the trend in total direct compensation awarded to our named executives over the same period.
TSR is only one of the performance measures the Board considers when assessing performance and determining compensation for our named executives. Consequently, we do not necessarily expect there to be a direct correlation between TSR and total direct compensation awarded in any given period. However, the realized value of long-term compensation awarded in any given year is not guaranteed, it is equity-based, and its value is directly affected by changes in our share price.

At year end	2012	2013	2014	2015	2016	2017	Compound annual return
TRP	$100.00	$107.22	$130.78	$107.68	$150.14	$157.75	9.5%
TSX	$100.00	$112.99	$124.92	$114.53	$138.67	$151.28	8.6%
Note

•	The increase in Total direct compensation awarded to the named executives from 2015 to 2016 is due primarily to higher short-term incentive awards due to strong corporate performance.

Compensation vs. total shareholder return chart for 2013, 2014, 2015, 2016 and 2017: Total shareholder return vs. Total direct compensation awarded to the named executives
TransCanada (TRP), S&P/TSX Composite Total Returns Index (TSX) compared to Total Direct Compensation awarded to the named executives ($millions)
2013 ($107.22, $112.99, $19.7), 2014 ($130.78, $124.92, $19.5), 2015 ($107.68, $114.53, 20.9), 2016 ($150.14, $138.67, $23.5), 2017 ($157.75, $151.28, $21.3)

TransCanada Management information circular 2018	74

APPROACH
TransCanada’s executive compensation program is designed to meet four key objectives:

•	provide a compensation package that 'pays for performance' by rewarding executives for delivering on our corporate objectives and achieving our overall strategy

•	offer levels and types of compensation that are competitive with the market

•	align executives’ interests with those of our various stakeholders

•	attract, engage and retain our executives.
Compensation is also aligned with our risk management processes to ensure there is an appropriate balance between risk and reward. See pages 56 and 57 for more information.
Decision-making process
We follow a comprehensive decision-making process that involves management, the Human Resources committee and the Board, and takes into account market data, input from the CEO and advice from the committee’s independent consultant.
The Board makes all decisions affecting executive leadership team compensation based on the committee’s recommendations.

Decision-making process flowchart: Analysis - Recommendation - Approval
Independent Consultant: Research, analyze and provide competitive market data for named executives - HR committee: Review compensation analysis from independent consultant and human resources management; Review corporate, business unit and individual performance and CEO recommendations - HR committee: Approve and recommend compensation for the CEO and all executive leadership team members - Board: Approve compensation for the CEO and all executive leadership team members
Human resources management: Research, analyze and provide competitive market data for other executive leadership team members; Compile corporate business unit and individual performance data - CEO: Assess corporate, business unit and individual performance and make compensation recommendations for executive leadership team members (excluding the CEO); Provide CEO self-assessment - Independent consultant: Review and provided opinion on the CEO's recommendations and CEO pay

75	TransCanada Management information circular 2018

Compensation analysis
Assessing the market
The independent consultant to the committee analyzes and provides relevant market data and other information to the committee and the Board. This process includes benchmarking executive compensation against a peer group of companies (see Benchmarking on pages 77 and 78).
The committee and Board also consider compensation relative to other executives, scope and criticality of the role and experience when determining compensation levels. The committee uses the benchmarks as a guideline, recognizing that there can be dispersion among individual companies' data and that the committee must also be mindful of the broader environment as it considers adjustments.
Determining performance objectives
The Board approves annual corporate objectives to support our core strategies for operating safely and efficiently, achieving growth and creating value for shareholders. Our corporate performance scorecard incorporates these objectives, including a combination of financial, operational, safety, and growth measures which are weighted and approved by the Board.
The Board establishes annual performance objectives and relative weightings for the CEO and the other named executives. The CEO’s performance objectives are reflected in the corporate scorecard. Performance objectives for the other named executives include the corporate scorecard, business unit scorecards and individual objectives.
Recommendation
The committee and the Board assess the performance of the company and of the CEO.
The CEO assesses the performance of his direct reports, including the other named executives, obtains input from the Board on executive performance, and makes compensation recommendations to the committee.
The committee recommends compensation awards for the CEO and other named executives to the Board. The committee seeks advice from its independent consultant, but is responsible for making its own decisions and recommendations to the Board.
The committee bases its recommendations on the relevant performance period. Although it reviews historical information on the value of previously awarded compensation, it does not make adjustments to any performance-related measures based on the number, term or current value of any outstanding compensation previously awarded or gains an executive may have realized in prior years. Similarly, the committee does not take into account the value of long-term incentive awards it grants in a given year to offset less-than-expected returns from awards granted in prior years. The committee believes that increasing, reducing or limiting grants or awards based on prior gains could detract from the integrity of the performance-based framework or undermine the incentives for executives to deliver strong performance.
Approval
The Board reviews the recommendations by the committee and approves all executive leadership team compensation decisions.

TransCanada Management information circular 2018	76

Benchmarking
We benchmark our executive compensation against a peer group of companies to assess the competitive market. Each year, the committee reviews the companies with its independent consultant, makes adjustments as it deems appropriate, and approves the peer group.
The peer group for the named executives reflects:

•	the size of TransCanada relative to the peer companies

•	a broad sample size which reduces potential volatility in the data

•	the scope of TransCanada’s North American business activities

•	the broad market from which TransCanada competes for executive talent.
Our 2017 peer group for our named executives is listed below. The committee made minor adjustments to the peer group from 2016. Encana Corporation was removed because of its relative size against multiple criteria. Spectra Energy Corp. was removed because it merged with Enbridge Inc. The committee preserved the balance between Canadian and U.S. companies.

Named executive peer group

American Electric Power Co. Inc.	Imperial Oil Ltd.
Canadian National Railway Company	Kinder Morgan Inc.
Canadian Natural Resources Ltd.	NextEra Energy Inc.
Cenovus Energy Inc.	Occidental Petroleum Corporation
Dominion Energy Inc.	PG&E Company
Enbridge Inc.	Southern Company
Exelon Corporation	Suncor Energy Inc.
Fortis Inc.	Teck Resources Ltd.
Husky Energy Inc.	Williams Companies Inc.
We benchmark each named executive position against similar positions in the peer group. The committee recognizes that even with a relatively large peer group, the results can be skewed by changes in the underlying market data. As a result, the committee exercises judgment in the interpretation of the data and is guided by the independent consultant in this regard. Competitive market data for the peer group provides an initial reference point for determining executive compensation.

77	TransCanada Management information circular 2018

Profiles At December 31, 2016	TransCanada	Named executive peer group
		Median	75th percentile
Assets	$88.1 billion	$73.1 billion	$93.9 billion
Revenue	$12.5 billion	$16.4 billion	$23.4 billion
Market capitalization at December 31, 2017 (Monthly closing price of shares × shares outstanding for the most recent quarter)	$53.9 billion	$50.8 billion	$71.9 billion
Employees	7,083	11,061	17,276
Notes

•
Named executive peer group scope information reflects 2016 data, unless otherwise noted, as this was the most current information available at the time the analysis was performed. For comparability, the TransCanada scope information also reflects 2016 data.

•	Values reflect a U.S./Canada foreign exchange rate of 1.3248 for 2016 and 1.2986 for 2017.
For 2018, the committee has made minor adjustments to the peer group. The committee included additional size-suitable U.S. energy companies in light of the acquisition of Columbia. Duke Energy Corporation and Sempra Energy were added as large U.S. energy/utility companies. BCE Inc. was also added as it is another large capitalization Canadian company with similar organizational complexity.
TransCanada is at the top end of the range of the 2018 peer group by asset size and market capitalization and at the median in terms of revenue.
Total direct compensation is generally set within a competitive range of the market median.
See Components on page 80 for more information about total direct compensation.

Below expectations / Performance meets expectations / Exceeds expectations Target Below median market compensation / Median market compensation / Above median market compensation

TransCanada Management information circular 2018	78

Aligning the interests of executives and shareholders
We have share ownership requirements to align the interests of our executives and shareholders. The minimum requirements are significant and vary by executive level. The ownership requirements are:

Executive level	Required ownership (multiple of base salary)
Chief Executive Officer	5x
Executive Vice-Presidents	2x
Senior Vice-Presidents	1x
Executives have five years to meet the requirement. Executives, including the CEO, must buy and hold 50 per cent of all stock options they exercise until they meet their share ownership requirement.
The committee reviews share ownership levels for each executive every year. It may use its discretion when assessing compliance if ownership levels fall below the minimum because of fluctuations in share price.
All of the named executives met their share ownership requirements in 2017 except Mr. Chapman, who has until the end of 2022 to meet his holding requirements.
See the Executive profiles starting on page 93 for current share ownership levels.

79	TransCanada Management information circular 2018

COMPONENTS
Total direct compensation includes fixed and variable pay. Base salary is the only form of fixed compensation. Variable compensation includes our short and long-term incentive plans.

Element	Form	Performance period	Objective
Base salary (fixed)	Cash	• One year	• Provide base compensation commensurate with the role • Attract and retain executives
Short-term incentive (variable)	Cash	• One year	• Motivate executives to achieve key annual business objectives • Reward executives for relative contribution to TransCanada • Align interests of executives and shareholders • Attract and retain executives
Long-term incentive (variable)	ESUs	• Three-year term • Vesting at the end of the term • Awards subject to a performance multiplier based on pre-established targets	• Motivate executives to achieve medium-term business objectives • Align interests of executives and shareholders • Attract and retain executives
	Stock options	• Seven-year term • One third vest each year beginning on the first anniversary of the grant date	• Motivate executives to achieve long-term sustainable business objectives • Align interests of executives and shareholders • Attract and retain executives
We also offer indirect compensation which includes retirement benefits, other benefits and perquisites. See pages 87 through 89 for more information.

TransCanada Management information circular 2018	80

Fixed compensation
Base salary
Base salaries for executive positions are generally aligned within a competitive range of median base salary levels in our peer group. The independent consultant to the committee analyzes and provides relevant market data to the committee and the Board. It should be noted that TransCanada is now one of Canada's largest corporations by asset size. Thus in assessing current competitive compensation, the committee takes into account the broader scope of some roles at TransCanada.
Awarded increases in base salary for the named executives are based on their performance, competitive market data, experience in and scope of the role and compensation relative to other executives at TransCanada. Base salary adjustments are typically effective March 1.
Variable or at-risk compensation
Variable compensation accounts for a significant portion of executive pay, and increases in proportion by executive level.
Short-term incentive
The short-term incentive plan is designed to attract and retain executives, and motivate them to achieve key annual business objectives. It rewards executives for their contributions to TransCanada and aligns interests of executives with shareholders.
Market data is used to establish short-term incentive target levels for each executive role. Target awards are expressed as a percentage of base salary and are determined with reference to median market levels in our peer group. While targets are reviewed annually against the competitive market data, they are not expected to change every year unless the role changes or is reassessed relative to market conditions. As with base pay, median targets are a reference but may not reflect the appropriate competitive level given TransCanada's size compared to other peers.
Annual cash awards are made to the named executives based on a formula that takes into account:

•	base salary and the short-term incentive target, expressed as a percentage of base salary, for each role

•	performance against business unit and individual objectives, expressed as an individual performance factor determined for each named executive

•	performance against corporate performance objectives, expressed as the Corporate factor.
The CEO's performance objectives are reflected 100 per cent in the corporate scorecard and his short-term incentive award is based 100 per cent on corporate performance.

Base salary X Short-term incentive target X [(Business unit/individual performance factor X Business unit/individual weighting) + (Corporate performance factor X Corporate weighting)] = Short-term incentive award ($)

81	TransCanada Management information circular 2018

Awards can range from 0 to 200 per cent of the short-term incentive target based on the level of corporate, business unit and individual performance. Awards will generally be 50 per cent of the target if performance meets threshold standards, 100 per cent for target performance, and 200 per cent of the target for exceptional performance relative to pre-determined standards. There is no payout if overall performance is below the threshold. Although the CEO's short-term incentive is based 100 per cent on corporate performance, the committee retains discretion to adjust his short-term incentive award based on its assessment of the performance of the CEO and the business and the risks taken to achieve corporate results.
The corporate, business unit and individual factors are weighted for each executive and then added together to determine the overall award. The Board can adjust the calculated short-term incentive awards up or down at its discretion to take into account other factors when it believes it is appropriate to do so. Short-term incentive awards are paid as a lump sum cash payment in March following the performance year.
Awards for 2017 were based on the following target levels and performance measure relative weightings.

		2017 Performance measure relative weighting
	Short -term incentive target (% of base salary)	Corporate	Business unit	Individual
President & CEO (Russell K. Girling)	120%	100%	—	—
Executive Vice-President & CFO (Donald R. Marchand)	65%	80%	—	20%
Executive Vice-President & President, Canada & Mexico Natural Gas Pipelines & Energy (Karl Johannson)	65%	60%	40%	—
Executive Vice-President and President, U.S. Natural Gas Pipelines (Stanley Chapman III)	65%	60%	40%	—
Executive Vice-President & President, Liquids Pipelines (Paul E. Miller)	65%	60%	40%	—
Effective January 1, 2018, the target annual incentive for Mr. Girling was increased from 120 per cent to 125 per cent. For Messrs. Marchand, Johannson, Chapman and Miller, the target annual incentive was also increased from 65 per cent to 75 per cent.

TransCanada Management information circular 2018	82

Long-term incentive
Each year, the committee and the Board grant long-term incentive awards to the named executives based on median market levels, and potential to contribute to TransCanada's future success.
The allocation of long-term incentive awards for our executive leadership team is 50 per cent each to ESUs and stock options.
Executive share units
These are notional share units granted under the ESU plan. ESUs accrue dividend equivalents and vest on December 31 at the end of the three-year performance period. The payout depends on how well we perform against targets established at the beginning of the period.
ESU awards are paid out in a lump sum cash payment in the first quarter following the end of the performance period.
Notes

•
Number of ESUs vesting is the number of ESUs originally granted plus ESUs earned as dividend equivalents during the three-year performance period. Dividends and ESUs vest at the same time and only to the same extent that the underlying ESUs vest.

•	Valuation price on the vesting date is the volume-weighted average closing price of TransCanada shares for the 20 trading days immediately prior to and including the vesting date (December 31).
"Off-cycle" grants may be made to newly hired executives and to executives promoted part way through the year. These grants will vest on the same schedule as the standard grants that year and will be subject to the same valuation and performance multiplier; however, depending when the off-cycle grant was made it will accrue fewer dividends than the standard grant.

Number of ESU’s vesting X Valuation price on the vesting date X Performance multiplier = ESU payout ($)

83	TransCanada Management information circular 2018

2018 Executive share unit grant
The committee and the Board approved a 2018 ESU grant as follows:

Performance measure	Weighting	Measurement period
Relative TSR against the S&P/TSX 60 Index	25%	January 1, 2018 to December 31, 2020
Relative TSR against the ESU peer group	25%
Comparable earnings per share	50%
The cumulative Comparable earnings per share multiplier will be a maximum of 1.0 if the ratio of cumulative dividends per share to cumulative comparable funds generated from operations per share for the three-year period is greater than 50 per cent.
We have two peer groups for assessing relative TSR. The first group is the S&P/TSX 60 Index, a group of publicly-traded peer companies that represents competitors for shareholder investment. The second group is the ESU peer group, consisting of specific business competitors as shown below.

2018 ESU grant peer group for relative TSR
AltaGas Ltd.	Enbridge Inc.	ONEOK, Inc.
Canadian Utilities Ltd.	Enterprise Products Partners L.P.	Pembina Pipeline Corp.
CenterPoint Energy Inc.	Fortis Inc.	Sempra Energy
Dominion Energy Inc.	Inter Pipeline Ltd.	Williams Companies Inc.
Emera Inc.	Kinder Morgan Inc.
2015 Executive share unit award
For the 2015 ESU grant, the performance multiplier was determined based on the guidelines in the table below.

If TransCanada’s performance is	Then the performance multiplier is
At threshold	0.50	We calculate the performance multiplier using a straight-line interpolation if performance is: • between threshold and target, or • between target and maximum
At target	1.00
At or above maximum	2.00
For more details on the ESU payout, see Payout of 2015 executive share unit award on page 91 and 92.

TransCanada Management information circular 2018	84

Stock options
Shareholders first approved our stock option plan in 1995, and the most recent version of the plan was last approved by shareholders in 2016. The plan is administered by the Human Resources committee, which is composed entirely of independent directors. The total number of shares that can be reserved for issuance to insiders, or issued to insiders at any time and within any one-year period, under any of our security based compensation arrangements (as defined in the TSX Company Manual), is limited to 10 per cent or less of our issued and outstanding shares. Non-executive directors are not eligible to participate in the plan.
Vesting
Stock options vest one third each year, beginning on the first anniversary of the grant date and have a seven-year term.
Executives are limited to trading TransCanada shares in four windows (known as open trading windows), which are designated quarterly. The open trading windows relate to the completion and disclosure of quarterly and annual financial reports.
Executives are not permitted to trade when they are in possession of material, non-public information. If the expiry date of a stock option does not fall during an open trading window, or falls within the first five days of an open trading window, the expiry date is extended to 10 business days after the next window opens. Similar extensions apply when there is a special trading blackout imposed during one of the four open trading windows and stock options expire during the trading blackout.
Exercise price
The exercise price of an option is the closing market price of TransCanada shares on the TSX on the last trading day immediately preceding the grant date. Option holders only benefit if the market value of our shares exceeds the exercise price at the time they exercise the options. We do not provide financial assistance to plan participants in connection with the exercise of options.
Adjustments
The number of shares subject to an option will be adjusted under the terms of the plan when exercised if, before the exercise of any option:

•	the shares are consolidated, subdivided, converted, exchanged, reclassified or in any way substituted, or

•	a stock dividend that is not in place of an ordinary course cash dividend is paid on the shares.

85	TransCanada Management information circular 2018

2017 Changes
In 2017, a minor administrative change was made to the plan to allow for payments related to the exercise of options to be made by certified cheque, banks draft, wire transfer or any other form of payment deemed acceptable by the administrator of the plan. Previously, payments from participants were only accepted by certified cheque or bank draft. This change is of an administrative nature and did not require shareholder approval under the terms of the plan.
More about the stock option plan
Options cannot be transferred or assigned to another person. A personal representative can exercise options on behalf of the holder if he or she dies or is incapacitated.
The committee has the authority to suspend or discontinue the plan at any time without shareholder approval. Management does not have this right, and cannot make changes to the plan. The committee can recommend to the Board for approval certain amendments to the plan, or any stock option grant without shareholder approval, provided they are to:

•	clarify an item

•	correct an error or omission

•	change the vesting date of an existing grant, or

•	change the expiry date of an outstanding option to an earlier date.
The committee cannot make any amendments to the plan that adversely affect the holders’ rights relating to any previously granted options without their consent.
The plan requires certain amendments to be approved by shareholders, including:

•	increasing the number of shares available for issue under the plan

•	lowering the exercise price of a previously granted option

•	canceling and reissuing an option

•	permitting options to be transferable or assignable other than for normal estate settlement purposes

•	changing the categories of individuals eligible to participate in the plan

•	providing financial assistance to a participant in connection with the exercise of options

•	extending the expiry date of an option

•	changing the types of amendments that require shareholder approval.
For more details on stock options, see Equity compensation plan information on page 104.
See the Compensation on termination table on page 108 and 109 for the effect of certain employment events on participants’ entitlements under the plan.

TransCanada Management information circular 2018	86

Retirement benefits
Defined benefit plan
Our Canadian defined benefit (DB) plan includes a registered pension plan and a supplemental pension plan for eligible employees.
Participation in the DB plan is mandatory once a Canadian employee has 10 years of continuous service. All of the named executives, except Mr. Chapman who, as a U.S. employee participates in the 401(k) Plan, participate in the DB plan.
Normal retirement for participants is when they turn 60, or between 55 and 60 if their age and years of continuous service add up to 85 points. The retirement benefit at normal retirement age is calculated as follows:
Notes

•
Highest average earnings is the average of an employee’s best 36 consecutive months of pensionable earnings in their last 15 years of employment. Pensionable earnings means an employee’s base salary plus the annual short-term incentive award up to a pre-established maximum, expressed as a percentage of base salary. For 2017, this is 100 per cent for the CEO, and 60 per cent for the other named executives. Pensionable earnings do not include any other forms of compensation.

•	YMPE is the Year’s Maximum Pensionable Earnings under the Canada/Québec Pension Plan.

•	Final average YMPE is the average of the YMPE in effect for the latest calendar year from which earnings are included in Employees’ highest average earnings calculation plus the two previous years.

•
Credited service is the employee’s years of credited pensionable service in the plan. Registered DB plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada). As this is currently $2,914 for each year of credited service, participants cannot earn benefits in the registered plan on any compensation that is higher than approximately $182,000 per year.

Participants can retire between 55 and 60, but the benefit is reduced by 4.8 per cent per year for each year until they reach age 60 or 85 points, whichever is earlier. They can retire 10 years prior to normal retirement age, however the benefit is reduced by an actuarial equivalence from age 55.
Although our DB plan is non-contributory, participants can decide to make pension contributions to an enhancement account for buying ancillary or "add on" benefits within the registered pension plan. The DB plan is integrated with the Canada/Québec Pension Plan benefits.

(1.25% of employee’s highest average earnings (up to the final average YMPE) + 1.75% of employee’s highest average earnings (above the final average YMPE)) X Credited service = Annual retirement benefit ($).

87	TransCanada Management information circular 2018

Supplemental pension plan
The DB pension plan uses a hold harmless approach, where the maximum amount allowed under the Income Tax Act (Canada) is paid from the registered pension plan and the remainder is paid from the supplemental pension plan. The supplemental pension plan is funded through a retirement compensation arrangement under the Income Tax Act (Canada). Currently there are approximately 840 participants in the supplemental pension plan (with pensionable earnings exceeding approximately $182,000 per year) including the Canadian named executives. All DB pension plan participants with pensionable earnings exceeding approximately $182,000 per year are eligible to participate in the supplemental pension plan.
Contributions to the fund are subject to Board approval, and are based on an actuarial valuation of the supplemental pension plan obligations each year.
Effective 2012, solely at the discretion of the Board, our funding practice for the supplemental pension plan was revised to align it generally with the registered pension plan wherein annual funding approximates current year service cost accruals and the five-year amortization of deficits.
The DB plan does not generally recognize past service, but the committee has used its discretion in the past to grant additional years of credited service to senior executives under the supplemental pension plan. See the Defined benefit pension plan table and footnotes on page 105 for details.
All DB pension plan participants, including our named executives with the exception of Mr. Chapman, receive the normal form of pension when they retire:

•	monthly pension for life, and 60 per cent is paid to the spouse after the employee dies, or

•	if the employee is not married, the monthly pension is paid to the employee’s beneficiary or estate for the balance of the 10 years, if the employee dies within 10 years of retirement.
Participants can choose a different form of payment, but must complete waivers, as required by law. Options include:

•	increasing the percentage of the pension value that continues after they die

•	adding a guarantee period to the pension, or

•
transferring the lump sum commuted value of the registered pension plan to a locked-in retirement account up to certain tax limits and the excess is paid in cash. Subject to company discretion, the supplemental pension plan commuted value may also be transferred and paid in cash.

TransCanada 401(k) and Savings Plan
The TransCanada 401(k) and Savings Plan (401(k) Plan) provides a company contribution in addition to a voluntary employee contribution with a company match.
Participation in the 401(k) Plan is mandatory for U.S. new hires. Mr. Chapman participates in the 401(k) Plan.
The company contributes seven per cent of each participants' base salary (up to IRS contribution limits) to a 401k account at Fidelity. Participants can also make voluntary contributions to their 401(k) Plan and receive a company match equal to 100 per cent of their contribution up to the first five per cent of eligible earnings. All company contributions vest immediately. For 2018, the IRS annual compensation limit is $275,000 while the annual employee 401(k) contributions limit is $18,500 with an additional $6,000 of contribution room for employees age 50 and older.
The 401(k) Plan offers a number of investment options to help participants meet their saving goals. TransCanada’s Investment committee monitors and measures the performance of the investment funds offered in the 401(k) Plan in relation to established performance guidelines and occasionally makes changes to the choice of investment funds where necessary.

TransCanada Management information circular 2018	88

Other benefits
All employees, including the named executives, receive other benefits such as traditional health and welfare programs that are based on competitive market practices in the country in which they work. These benefits help to attract and retain talent.
Perquisites
Named executives receive a limited number of perquisites, including:

•	a flexible perquisite allowance to use at their discretion

•	club memberships

•	a reserved parking space

•	an annual car allowance.

89	TransCanada Management information circular 2018

CORPORATE PERFORMANCE
The following summarizes our 2017 corporate performance against annual objectives.
You can find definitions of these terms and more information about our financial and business performance in our 2017 Management's discussion and analysis (MD&A) on our website (www.transcanada.com) and on SEDAR (www.sedar.com).
The Board approved a Corporate factor of 1.2, which is above target level performance. The Corporate factor was used in determining the 2017 annual incentive awards for all non-union employees.

	2017 target	2017 result	Rating (0-2.0)	Weighting	Factor
1. Financial
Comparable earnings per share	$2.85	$3.09	2.0	20%	0.4
Comparable funds generated from operations (millions)	$5,292	$5,641
2. Safety and asset integrity	Various targets	Not met	0	10%	0
3. Maximizing value of existing asset base	$100 million of incremental annual long-term value	Exceeded	1.6	25%	0.4
4. Project execution	Various targets	Partially met	0.5	25%	0.1
5. Grow asset base	$3 billion	Exceeded	1.6	20%	0.3
Overall Corporate factor				100%	1.2
Notes

•
The committee evaluated all non-comparable adjustments to 2017 EPS and funds generated from operations, including the positive adjustment related to U.S. Tax Reform, and concluded that they are non-recurring items or unrealized gains/losses and it is therefore appropriate to exclude them in evaluating performance against scorecard targets. The one-time charge related to the cancellation of Energy East was considered in the assessment of project execution.

•	Comparable earnings per share as reported by the company was $3.09, calculated as follows:

Net (loss)/income per common share	$3.44
U.S. Tax Reform adjustment	(0.92)
Net (gain)/loss on sales of U.S. Northeast power assets	(0.34)
Gain on sale of Ontario solar assets	(0.16)
Energy East impairment charge	1.09
Integration and acquisition related costs - Columbia	0.08
Keystone XL asset costs	0.03
Keystone XL income tax recoveries	(0.01)
Risk management activities	(0.12)
Comparable earnings per share	$3.09

•	We calculate both Net income per common share and Comparable earnings per share based on the weighted average number of our shares outstanding (872 million in 2017).

•
Comparable earnings per share and Comparable funds generated from operations are non-GAAP measures and do not have any standardized meaning as prescribed by U.S. GAAP (see Schedule C for more information).

See Performance results on page 71 and 72 for more information about 2017 corporate performance.

TransCanada Management information circular 2018	90

PAYOUT OF 2015 EXECUTIVE SHARE UNIT AWARD
Performance multiplier
The ESU award granted in 2015 vested on December 31, 2017, and will be paid in March 2018. This award provided for a performance multiplier from 0 to 2.0 based on the Board’s assessment of how the company performed in terms of relative total shareholder return and comparable EPS targets over the course of the three-year period. ESU payouts were calculated using a performance multiplier of 1.43, based on the following result:

Measure	Period	Performance level targets for 2015 ESU award			Actual performance	Multiplier	Weighting	Weighted multiplier
		Threshold	Target	Maximum
Relative TSR against the S&P/TSX 60 Index	January 2015 to December 2017	at least the 25th percentile	at least the 50th percentile	at least the 75th percentile	P42	0.84	25%	0.21
Relative TSR against the ESU peer group (see below)		at least the 25th percentile	at least the 50th percentile	at least the 75th percentile	P69	1.76	25%	0.44
Cumulative Comparable earnings per share		$7.63	$8.07	$8.57	$8.35	1.56	50%	0.78
Performance multiplier								1.43
Note

•	Relative TSR is calculated using $61.95, the twenty-day volume weighted average closing price of TransCanada shares on the TSX at December 31, 2017. Our absolute TSR performance was 27.7 per cent.
Our peer group for relative TSR for the 2015 ESU award consisted of a group of publicly-traded peer companies that represented investment opportunities for equity investors seeking exposure to the North American pipeline, power and utility sector.

2015 ESU grant peer group for relative TSR
AltaGas Ltd.	Enbridge Inc.	Pembina Pipeline Corp.
Canadian Utilities Ltd.	Enterprise Products Partners L.P.	Sempra Energy
CenterPoint Energy Inc.	Fortis Inc.	Williams Companies Inc.
Dominion Energy Inc.	Inter Pipeline Ltd.
Emera Inc.	Kinder Morgan Inc.

91	TransCanada Management information circular 2018

Awards to named executives
The table below is a summary of the details of the original 2015 ESU award and the amount paid to each named executive when the award vested at the end of 2017.

	2015 ESU award		2015 ESU payout
	Number of ESUs granted	Value of ESU award ($)	Number of ESUs vesting (includes dividend equivalents to December 31, 2017)	Performance multiplier	Value of ESU payout ($)	% of original award
Russell Girling	51,244.510	2,800,000	57,919.516	1.43	5,131,003	183%
Donald Marchand	17,100.567	934,375	19,328.051		1,712,243
Karl Johannson	15,785.139	862,500	17,841.277		1,580,532
Stanley Chapman III	—	—	—		—
Paul Miller	11,301.245	617,500	12,773.317		1,131,569
Notes

•
Number of ESUs granted is the value of the ESU award divided by the valuation price of $54.64 (the volume-weighted average closing price of TransCanada shares on the TSX for the twenty trading days immediately prior to and including the grant date (January 1, 2015)).

•
Number of ESUs vesting includes an equivalent number of units for the final dividend that is declared as of December 31, 2017 but which has not been paid at the vesting date. The final dividend value is awarded in cash and has been converted to units and is reflected under Number of ESUs vesting.

•
Value of ESU payout is calculated using the valuation price of $61.95 (the volume-weighted average closing price of TransCanada shares on the TSX for the twenty trading days immediately prior to and including the vesting date (December 31, 2017)).

•	Mr. Chapman joined TransCanada in 2016 and did not receive a 2015 ESU award. His first ESU award in 2016 will vest, in the normal course, on December 31, 2018.
EXECUTIVE PROFILES
This next section profiles each of the named executives, including their key results in 2017, details of their compensation for 2017 and the two previous fiscal years, and their share ownership as at December 31, 2017.

TransCanada Management information circular 2018	92

Russell Girling
PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Girling is responsible for our overall leadership and vision in developing with our Board our strategic direction, values and business plans. This includes overall responsibility for operating and growing our business while managing risk to create long-term sustainable value for our shareholders.

2017 Key results
•
Record comparable earnings per share and comparable funds generated from operations
•
Increased portfolio of near-term infrastructure growth projects to $23 billion
•
Advanced the Keystone XL project and secured shipping commitments
•
Delivered financial plan that supports 8-10% dividend growth through 2021
•
Advanced succession planning and high performance culture

•
Mr. Girling’s short-term incentive award was based 100 per cent on corporate performance.
•
The short-term incentive award for 2017 performance was based on Mr. Girling’s target of 120 per cent of base salary.
•
Mr. Girling’s 2017 short-term and long-term incentive awards as a percentage of 2017 base salary were 144 per cent and 485 per cent, respectively.

Compensation (as at December 31)		2017	2016	2015
Fixed
Base salary		$1,300,008	$1,300,008	$1,300,008
Variable
Short-term incentive		1,872,012	2,210,014	1,560,000
Long-term incentive
ESUs		3,150,000	3,000,000	2,800,000
Stock options		3,150,000	3,000,000	2,800,000
Total direct compensation		$9,472,020	$9,510,022	$8,460,008
Change from last year		-0.4%	12%	~~—~~

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $61.95 for TransCanada shares as at December 31, 2017.

Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TransCanada shares	Total ownership as a multiple of base salary
5x	$6,500,040	$15,367,007	11.8x

Russell K. Girling 2017 Pay mix: Base salary 14%, Short-term incentive 20%, Long-term incentive 66% (ESU’s 33%, Stock Option 33%)

93	TransCanada Management information circular 2018

Donald Marchand
EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

Mr. Marchand is responsible for all corporate financial affairs of the company including financial reporting, taxation, finance, treasury, risk management and investor relations.

2017 Key results
•
2017 growth program funded on compelling terms; Columbia acquisition bridge facilities fully retired
•
'A' grade credit ratings maintained
•
Columbia integrated and on-track to realize US$250 million of targeted annual synergies
•
Supported significant asset disposition activity as well as Columbia Pipeline Partners acquisition consistent with commitment to simplified structure
•
Adept monitoring and management of consolidated market and counterparty exposures
•
High level of engagement with investment community including increased focus on environmental, social and governance matters

•
Mr. Marchand’s short-term incentive award was based on a combination of corporate performance (80 per cent) and individual performance (20 per cent).
•
The short-term incentive award for 2017 performance was based on Mr. Marchand’s target of 65 per cent of base salary.
•
Mr. Marchand’s 2017 short-term and long-term incentive awards as a percentage of 2017 base salary were 79 per cent and 365 per cent, respectively.

Compensation (as at December 31)		2017	2016	2015
Fixed
Base salary		$625,008	$575,004	$575,004
Variable
Short-term incentive		495,631	650,330	448,550
Long-term incentive
ESUs		1,140,625	1,006,250	934,375
Stock options		1,140,625	1,006,250	934,375
Total direct compensation		$3,401,889	$3,237,834	$2,892,304
Change from last year		5%	12%	~~—~~

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $61.95 for TransCanada shares as at December 31, 2017.

Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TransCanada shares	Total ownership as a multiple of base salary
2x	$1,250,016	$1,405,336	2.2x

Don Marchand 2017 Pay mix: Base salary 18%, Short-term incentive 15%, Long-term incentive 67% (ESU’s 33.5%, Stock Option 33.5%)

TransCanada Management information circular 2018	94

Karl Johannson
EXECUTIVE VICE-PRESIDENT AND PRESIDENT, CANADA AND MEXICO NATURAL GAS PIPELINES AND ENERGY

Mr. Johannson is responsible for our natural gas pipelines and regulated natural gas storage business in Canada and Mexico. He is also responsible for profitability and growth of the energy business.

2017 Key results
•
Placed approximately $1.7 billion of NGTL facilities in service
•
Secured an additional $2.0 billion of NGTL expansion projects
•
Dawn LTFP service resulting in security of volumes through the Canadian Mainline for a ten-year term
•
Advanced construction of the US$2.8 billion program in Mexico
•
Closed sale of U.S. Northeast power assets for US$3.1 billion

•
Mr. Johannson’s short-term incentive award was based on a combination of corporate performance (60 per cent) and business unit performance (40 per cent).
•
The short-term incentive award for 2017 performance was based on Mr. Johannson’s target of 65 per cent of base salary.
•
Mr. Johannson’s 2017 short-term and long-term incentive awards as a percentage of 2017 base salary were 81 per cent and 330 per cent, respectively.

Compensation (as at December 31)		2017	2016	2015
Fixed
Base salary		$620,004	$575,004	$575,004
Variable
Short-term incentive		499,723	635,380	485,900
Long-term incentive
ESUs		1,023,000	900,000	862,500
Stock options		1,023,000	900,000	862,500
Total direct compensation		$3,165,727	$3,010,384	$2,785,904
Change from last year		5%	8%	~~—~~

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $61.95 for TransCanada shares as at December 31, 2017.

Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TransCanada shares	Total ownership as a multiple of base salary
2x	$1,240,008	$1,935,256	3.1x

Karl Johannson 2017 Pay mix: Base salary 20%, Short-term incentive 16%, Long-term incentive 64% (ESU’s 32%, Stock Option 32%)

95	TransCanada Management information circular 2018

Stanley Chapman III
EXECUTIVE VICE-PRESIDENT AND PRESIDENT, U.S. NATURAL GAS PIPELINES

Mr. Chapman is responsible for all pipeline operations and commercial activities across our FERC-regulated transmission and storage assets as well as the unregulated midstream business.

2017 Key results
•
Columbia integration fully complete and delivering results as expected
•
Improved market access for new supply by placing US$1.1 billion of new project, modernization, and maintenance upgrades into service
•
Increased portfolio of commercially secured near-term growth projects to US$7.5 billion
•
Reached favorable settlements on two major rate cases, providing long-term rate stability
•
Strong financial results

•
Mr. Chapman’s short-term incentive award was based on a combination of corporate performance (60 per cent) and business unit performance (40 per cent).
•
The short-term incentive award for 2017 performance was based on Mr. Chapman’s target of 65 per cent of base salary.
•
Mr. Chapman’s 2017 short-term and long-term incentive awards as a percentage of 2017 base salary were 78 per cent and 290 per cent, respectively.

Compensation (as at December 31)		2017	2016	2015
Fixed
Base salary		$616,845	$563,040	—
Variable
Short-term incentive		481,139	484,976	—
Long-term incentive
ESUs		551,910	1,126,080	—
Stock options		1,236,919	—	—
Total direct compensation		$2,886,813	$2,174,096	~~—~~
Change from last year		33%	~~—~~	~~—~~
The 2016 amount shown in Short-term incentive includes compensation earned for the period July 1 to December 31 in his new position and a pre-closing award earned for the period January 1 to June 30.

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $61.95 for TransCanada shares as at December 31, 2017 multiplied by the average closing exchange rate of the same 20-day period.

Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TransCanada shares	Total ownership as a multiple of base salary
2x	$1,233,690	$278,764	0.5x
Mr. Chapman has until the end of 2022 to meet his holding requirements.
Values reflect a U.S./Canada foreign exchange rate of 1.3248 for 2016 and 1.2986 for 2017.

Stanley Chapman III 2017 Pay mix: Base salary 21%, Short-term incentive 17%, Long-term incentive 62% (ESU’s 19%, Stock Option 43%)

TransCanada Management information circular 2018	96

Paul Miller
EXECUTIVE VICE-PRESIDENT AND PRESIDENT, LIQUIDS PIPELINES

Mr. Miller is responsible for the profitability and growth of our liquids transportation business.

2017 Key results
•
Strong financial results
•
Grand Rapids and Northern Courier pipelines placed in service
•
Additional contracts secured on Keystone pipeline
•
Advanced the Keystone XL project by securing commercial support and primary regulatory approvals

•
Mr. Miller’s short-term incentive award was based on a combination of corporate performance (60 per cent) and business unit performance (40 per cent).
•
The short-term incentive award for 2017 performance was based on Mr. Miller’s target of 65 per cent of base salary.
•
Mr. Miller’s 2017 short-term and long-term incentive awards as a percentage of 2017 base salary were 78 per cent and 300 per cent, respectively.

Compensation (as at December 31)		2017	2016	2015
Fixed
Base salary		$500,004	$475,008	$475,008
Variable
Short-term incentive		390,003	426,083	370,550
Long-term incentive
ESUs		750,000	675,000	617,500
Stock options		750,000	675,000	617,500
Total direct compensation		$2,390,007	$2,251,091	$2,080,558
Change from last year		6%	8%	~~—~~

Short-term incentive is attributed to the noted financial year, and is paid by March 15 of the following year.
Share ownership is based on the 20-day volume-weighted average closing price on the TSX of $61.95 for TransCanada shares as at December 31, 2017.

Share ownership
Minimum level of ownership	Minimum value	Ownership under the guidelines
		TransCanada shares	Total ownership as a multiple of base salary
2x	$1,000,008	$1,718,493	3.4x

Paul Miller 2017 Pay mix: Base salary 21%, Short-term incentive 16%, Long-term incentive 63% (ESU’s 31.5%, Stock Option 31.5%)

97	TransCanada Management information circular 2018

Executive compensation – 2017 details
All amounts are in Canadian dollars, unless otherwise indicated.
SUMMARY COMPENSATION TABLE
The table below is a summary of the compensation awarded to our named executives for the last three fiscal years ended December 31, 2017, 2016 and 2015.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)

Russell Girling	2017	1,300,008	3,150,000	3,150,000	1,872,012	—	556,000	13,000	10,041,020
President & CEO	2016	1,300,008	3,000,000	3,000,000	2,210,014	—	615,000	13,000	10,138,022
	2015	1,300,008	2,800,000	2,800,000	1,560,000	—	326,000	13,000	8,799,008

Donald Marchand	2017	616,674	1,140,625	1,140,625	495,631	—	617,000	34,918	4,045,473
Executive Vice-President & CFO	2016	575,004	1,006,250	1,006,250	650,330	—	209,000	19,020	3,465,854
	2015	567,504	934,375	934,375	448,550	—	454,000	13,829	3,352,633

Karl Johannson	2017	612,504	1,023,000	1,023,000	499,723	—	556,000	26,972	3,741,199
Executive Vice-President & President, Canada & Mexico Natural Gas Pipelines & Energy	2016	575,004	900,000	900,000	635,380	—	226,000	23,443	3,259,827
	2015	570,838	862,500	862,500	485,900	—	301,000	12,055	3,094,793

Stanley Chapman III	2017	595,350	551,910	1,236,919	481,139	—	27,169	174,039	3,066,526
Executive Vice-President & President, U.S. Natural Gas Pipelines	2016	281,520	1,126,080	—	484,976	—	7,590	132,480	2,032,646
	2015	—	—	—	—	—	—	—	—

Paul Miller	2017	495,838	750,000	750,000	390,003	—	392,000	6,785	2,784,626
Executive Vice-President & President, Liquids Pipelines	2016	475,008	675,000	675,000	426,083	—	178,000	4,750	2,433,841
	2015	462,508	617,500	617,500	370,550	—	771,000	7,702	2,846,760

Notes

•
Salary is the actual base salary earned during each of the three years. For Mr. Chapman, the 2016 amount shown in Salary includes compensation earned for the period July 1 to December 31, as prior to such date he was employed by Columbia.

•
Share-based awards is the long-term incentive compensation that was awarded as ESUs. The number of ESUs granted is the value of the ESU award divided by the volume-weighted average closing price of TransCanada shares for the twenty trading days immediately prior to and including the grant date: $60.48 in 2017, $44.90 in 2016, and $54.64 in 2015.

•
Option-based awards is the long-term incentive compensation that was awarded as stock options. The exercise price is the closing market price of TransCanada shares on the TSX on the trading day immediately prior to the grant date: $62.14 in 2017, $48.44 in 2016, and $56.58 in 2015. See Stock option valuation below for more information.

•	Annual incentive plans is the short-term incentive award, paid as an annual cash bonus and attributable to the noted financial year. Payments are made in the first quarter of the following year.

•	There are no long-term non-equity incentive plans.

•
Pension value for all of the named executives, except Mr. Chapman, includes the annual compensatory value from the DB pension plan. The annual compensatory value is the compensatory change in the accrued obligation and includes the service cost to TransCanada in 2017, plus compensation changes that were higher or lower than the base salary assumptions, and plan changes. Pension value for Mr. Chapman is the value of the annual employer contribution to the 401(k) Plan. See Retirement benefits below for more information.

•	Values provided to Mr. Chapman reflect a U.S./Canada foreign exchange rate of 1.3248 for 2016, and 1.2986 for 2017.

•
Mr. Marchand was appointed Executive Vice-President and Chief Financial Officer on February 1, 2017. Mr. Marchand was appointed Executive Vice-President, Corporate Development and Chief Financial Officer on October 1, 2015. Amounts shown for 2015 include compensation earned for three months in his new position and nine months in his previous position as Executive Vice-President and Chief Financial Officer.

•
Mr. Johannson was appointed Executive Vice-President and President, Canada and Mexico Natural Gas Pipelines and Energy on April 28, 2017. Amounts shown in 2017 include compensation earned for the period April 28 to December 31 in his new position and for the period January 1 to April 27 in his previous position as Executive Vice-President and President, Natural Gas Pipelines.

TransCanada Management information circular 2018	98

•
Mr. Chapman joined TransCanada and was appointed Senior Vice-President and General Manager, U.S. Natural Gas Pipelines on July 1, 2016. The amount shown in 2016 under Annual incentive plans includes compensation earned for the period July 1 to December 31 in his new position and a pre-closing award earned for the period January 1 to June 30.

•	To recognize Mr. Chapman's appointment to Senior Vice-President and General Manager, U.S. Natural Gas Pipelines, the Board awarded him a special ESU award on July 1, 2016, valued at $1,126,080.

•
Mr. Chapman was appointed Executive Vice-President and President, U.S. Natural Gas Pipelines on April 28, 2017. Amounts shown in 2017 include compensation earned for the period April 28 to December 31 in his new position and for the period January 1 to April 27 in his previous position as Senior Vice-President and General Manager, U.S. Natural Gas Pipelines.

•
To recognize Mr. Chapman's appointment to Executive Vice-President and President, U.S. Natural Gas Pipelines, the Board awarded him a special grant of 100,000 stock options on May 10, 2017, valued at $960,964 with an exercise price of $63.83. This special grant is in addition to the long-term incentive grant Mr. Chapman received in normal course.

•	All other compensation includes other compensation not reported in any other column for each named executive and includes:

•
payments to the named executives by any of our subsidiaries and affiliates (including directors’ fees paid by affiliates and amounts paid for serving on management committees of entities that we hold an interest in):

	2017	2016	2015

Mr. Johannson	$12,000	$ —	$ —

•	matching contributions we made on behalf of the named executives under the Canadian employee stock savings plan:

	2017	2016	2015

Mr. Girling	$13,000	$13,000	$13,000
Mr. Marchand	6,167	5,750	5,675
Mr. Johannson	6,125	5,750	5,708
Mr. Miller	4,958	4,750	4,625

•	cash payments if the named executive elected to receive payment in lieu of vacation entitlement from the previous year:

	2017	2016	2015

Mr. Marchand	$28,751	$13,270	$8,154
Mr. Johannson	8,846	17,693	6,346
Mr. Chapman	44,179	—	—
Mr. Miller	1,827	—	3,077

•	retention award payments made to a named executive in relation to the acquisition of Columbia:

	2017	2016	2015

Mr. Chapman	$129,860	$132,480	$ —

•	Perquisites in 2017, 2016 and 2015 are not included because they are less than $50,000 and 10 per cent of each named executive's total base salary.

99	TransCanada Management information circular 2018

Additional notes to the summary compensation table
Stock option valuation
The amount under Option-based awards is calculated using the grant date fair value of the stock option award, as determined by the committee.
The committee and Board have approved the Binomial valuation model as the methodology to determine stock option awards. The Binomial valuation model is a generally accepted valuation method for stock options. The Binomial valuation model is used to calculate TransCanada’s accounting value, which has been used for both compensation and financial reporting purposes. Each year, the committee and Board review the valuation as prepared by management’s independent consultant. The value takes into account the historic and implied volatility of the underlying shares, dividend yield, risk-free interest rate, option term, vesting period, and expected life based on historical stock option exercise activity for TransCanada plan participants.
The table below is a summary of the final compensation value using the Binomial valuation model for the stock option awards granted in 2017, 2016 and 2015:

Grant date	Exercise price ($)	Compensation value of each stock option ($)
May 10, 2017	63.83	7.40
February 22, 2017	62.14	7.21
March 22, 2016	48.44	5.67
February 19, 2015	56.58	6.45
Total stock option exercises in 2017 (supplemental table)
The table below shows for each named executive:

•	the number of stock options exercised in 2017

•	the total value they realized when the options were exercised.

Name	Total stock options exercised (#)	Total value realized ($)
Russell Girling	233,080	6,088,589
Donald Marchand	47,500	1,353,275
Karl Johannson	18,348	449,489
Stanley Chapman III	—	—
Paul Miller	—	—
Note

•	Mr. Chapman joined TransCanada in 2016 and was not granted any stock options prior to 2017 in normal course. He did not have any vested options for exercise in 2017.

For stock options granted in 2018, inputs to the Binomial valuation model used for compensation purposes were adjusted as follows:

	Previous methodology	2018 Methodology
Volatility	historic and implied	historic
Expected life	historical stock option exercise activity	stock option term
These changes were implemented to better reflect the view of the Board as to the appropriate compensation value of TransCanada's stock options.

TransCanada Management information circular 2018	100

INCENTIVE PLAN AWARDS
Outstanding option-based and share-based awards
The table below shows all outstanding option-based and share-based awards previously granted to the named executives that were still outstanding at the end of 2017. Year-end values are based on $61.18, the closing price of TransCanada shares on the TSX at December 31, 2017.

	Option-based awards				Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Russell Girling	158,172	37.93	18-Feb-2018	3,677,499	126,722	3,876,426	—
	385,475	41.95	17-Feb-2019	7,412,684
	383,275	47.09	15-Feb-2020	5,400,345
	439,982	49.03	25-Feb-2021	5,345,781
	434,109	56.58	19-Feb-2022	1,996,901
	529,101	48.44	22-Mar-2023	6,740,747
	436,893	62.14	22-Feb-2024	—
Donald Marchand	30,756	37.93	18-Feb-2018	715,077	43,954	1,344,553	—
	96,369	41.95	17-Feb-2019	1,853,176
	123,368	47.09	15-Feb-2020	1,738,255
	155,460	49.03	25-Feb-2021	1,888,839
	144,864	56.58	19-Feb-2022	666,374
	177,469	48.44	22-Mar-2023	2,260,955
	158,200	62.14	22-Feb-2024	—
Karl Johannson	32,899	41.95	17-Feb-2019	632,648	39,361	1,204,053	—
	48,450	45.29	02-Nov-2019	769,871
	97,236	47.09	15-Feb-2020	1,370,055
	136,507	49.03	25-Feb-2021	1,658,560
	133,721	56.58	19-Feb-2022	615,117
	158,730	48.44	22-Mar-2023	2,022,220
	141,886	62.14	22-Feb-2024	—
Stanley Chapman III	29,473	62.14	22-Feb-2024	—	27,423	1,089,356	—
	100,000	63.83	10-May-2024	—
Paul Miller	13,181	37.93	18-Feb-2018	306,458	29,223	893,932	—
	24,829	41.95	17-Feb-2019	477,462
	24,100	47.09	15-Feb-2020	339,569
	72,202	49.03	25-Feb-2021	877,254
	95,736	56.58	19-Feb-2022	440,386
	119,048	48.44	22-Mar-2023	1,516,672
	104,022	62.14	22-Feb-2024	—
Notes

•	Value of unexercised in-the-money options is based on outstanding vested and unvested stock options and the difference between the option exercise price and year-end closing price of our shares.

•	Number of shares or units of shares that have not vested includes the amount of the grant, plus reinvested units earned as dividend equivalents of all outstanding ESUs as at December 31, 2017.

•
Market or payout value of share-based awards that have not vested is the minimum payout value of all outstanding ESUs as at December 31, 2017. The value is calculated by multiplying 50 per cent of the number of units that have not vested by the year-end closing price of our shares. The value for Mr. Chapman reflects a U.S./Canada foreign exchange rate of 1.2986 for 2017.

•
No value is shown for Market or payout value of vested share-based awards not paid out or distributed. The ESU award granted in 2015 vested on December 31, 2017, and will be paid in March 2018. These awards are shown in the next table.

101	TransCanada Management information circular 2018

Incentive plan awards – value vested during the year
The table below shows the total value of all option-based and share-based awards previously granted to the named executives that vested in 2017. It also shows the total amount they earned from non-equity incentive plan awards in 2017.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Russell Girling	4,790,104	5,131,003	1,872,012
Donald Marchand	1,635,433	1,712,243	495,631
Karl Johannson	1,460,739	1,580,532	499,723
Stanley Chapman III	—	—	481,139
Paul Miller	971,739	1,131,569	390,003
Notes

•	Option-based awards is the total value the named executives would have realized if they had exercised the stock options on the vesting date.

•	Share-based awards is the payout value of the 2015 ESU awards for the named executives. See the Payout of 2015 executive share unit award section for more information.

•	Non-equity incentive plan compensation is the short-term incentive award for 2017. This amount is shown under Annual incentive plans in the Summary compensation table on page 98.

TransCanada Management information circular 2018	102

Value of outstanding options at vesting (supplemental table)
The next table shows the details by grant for calculating the total value of the option-based awards in the table above. Stock options vest one third each year, beginning on the first anniversary of the grant date. The share price on vesting date is the closing price for TransCanada shares on the TSX on the vesting date or the first trading day following that date.

Name	Grant date	Total number of securities under options granted (#)	Option exercise price ($)	Number of options that vested during the year (#)	Share price on vesting date ($)	Value at vesting ($)
Russell Girling	22-Mar-2016	529,101	48.44	176,367	61.50	2,303,353
	19-Feb-2015	434,109	56.58	144,703	62.14	804,549
	25-Feb-2014	439,982	49.03	146,661	60.50	1,682,202
Donald Marchand	22-Mar-2016	177,469	48.44	59,156	61.50	772,577
	19-Feb-2015	144,864	56.58	48,288	62.14	268,481
	25-Feb-2014	155,460	49.03	51,820	60.50	594,375
Karl Johannson	22-Mar-2016	158,730	48.44	52,910	61.50	691,005
	19-Feb-2015	133,721	56.58	44,573	62.14	247,826
	25-Feb-2014	136,507	49.03	45,502	60.50	521,908
Paul Miller	22-Mar-2016	119,048	48.44	39,683	61.50	518,260
	19-Feb-2015	95,736	56.58	31,912	62.14	177,431
	25-Feb-2014	72,202	49.03	24,067	60.50	276,048
Note

•	Mr. Chapman joined TransCanada in 2016 and was not granted any stock options before 2017.

103	TransCanada Management information circular 2018

EQUITY COMPENSATION PLAN INFORMATION
Securities authorized for issue under equity compensation plans
The table below shows the:

•	number of shares to be issued under the stock option plan when outstanding options are exercised

•	weighted average exercise price of the outstanding options

•	number of shares available for future issue under the option plan.

	Number of securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column) (#)
Equity compensation plans approved by security holders	11,026,004	51.38	11,902,759
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	11,026,004	51.38	11,902,759
Stock option grants as a percentage of outstanding shares

					Dilution	Overhang	Burn rate
Effective date	Total number of shares outstanding (A)	Total number of options outstanding (B)	Total reserve (C)	Total options granted during year (D)	Options outstanding as a % of shares outstanding (B / A)	% of stock options outstanding plus total reserve divided by total shares outstanding ((B + C) / A)	Grant as a % of shares outstanding (D / A)
Dec 31, 2015	702,614,096	9,833,700	6,109,768	2,214,028	1.40	2.27	0.32
Dec 31, 2016	863,759,075	10,629,958	13,630,114	2,479,654	1.23	2.81	0.29
Dec 31, 2017	881,375,600	11,026,004	11,902,759	2,065,653	1.25	2.60	0.23

TransCanada Management information circular 2018	104

RETIREMENT BENEFITS
All of the named executives, except Mr. Chapman, participate in our DB plan. Mr. Chapman participates in the 401(k) Plan. The tables below shows their benefits under the respective plans.
Defined benefit pension plan

at December 31, 2017		Annual benefits
Name	Number of years of credited service	At year end ($)	At age 65 ($)	Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- compensatory change ($)	Closing present value of defined benefit obligation ($)
Russell Girling	22.00	986,000	1,416,000	16,329,000	556,000	1,805,000	18,690,000
Donald Marchand	23.92	380,000	530,000	6,430,000	617,000	753,000	7,800,000
Karl Johannson	22.00	342,000	472,000	6,017,000	556,000	834,000	7,407,000
Paul Miller	27.33	350,000	423,000	6,119,000	392,000	815,000	7,326,000
Notes

•
In 2004, the committee approved arrangements for Mr. Girling and Mr. Johannson to receive additional credited service to recognize their high potential and to retain them as employees. The credited service was received for years when they were not formally enrolled in the pension plan, but were employees of TransCanada. Messrs. Girling and Johannson each received an additional three years of credited service on September 8, 2007 after maintaining continuous employment with us of the same duration. The additional credited service is recognized only in the supplemental pension plan for earnings exceeding the maximum set under the Income Tax Act (Canada).

•	Annual benefits at year end is the annual lifetime benefit payable at age 60, based on the years of credited service and the actual pensionable earnings history, as of December 31, 2017.

•	Annual benefits at age 65 is the annual lifetime benefit payable at age 65, based on the years of credited service at age 65 and the actual pensionable earnings history, as of December 31, 2017.

•
Opening and closing present value of defined benefit obligation is at December 31, 2016 and December 31, 2017, respectively. It represents actuarial assumptions and methods that are consistent with those used for calculating the pension obligations disclosed in our 2016 and 2017 consolidated financial statements. These assumptions reflect our best estimate of future events, and the values in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

•
Compensatory change in the present value of the obligation includes the service cost to TransCanada in 2017, plus compensation changes that were higher or lower than the base salary assumption, and plan changes.

•	Non-compensatory change in the present value of the obligation includes the interest on the accrued obligation at the start of the year and changes in assumptions in the year.
Accrued pension obligations
Our accrued obligation for the supplemental pension plan was approximately $412 million at December 31, 2017. The current service costs were approximately $8 million and the interest costs were approximately $14 million for a total of $22 million.
The accrued pension obligation is calculated using the method prescribed by U.S. GAAP and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future base salary adjustments and short-term incentive awards.
You can find more information about the accrued obligations and assumptions in Note 22 Employee post-retirement benefits to our 2017 audited consolidated financial statements, which are available on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

105	TransCanada Management information circular 2018

401(k) Plan

at December 31, 2017
Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Stanley Chapman III	195,150	27,169	259,898
Notes

•	Accumulated value at start of year is the beginning of year value of the 401(k) account funded by employer contributions.

•	Compensatory value is the annual employer contribution to the 401(k) Plan.

•	Accumulated value at year end is the end of year value of the 401(k) account funded by employer contributions and includes investment earnings.

•	Values reflect a U.S./Canada foreign exchange rate of 1.2986 for 2017.

TransCanada Management information circular 2018	106

TERMINATION AND CHANGE OF CONTROL
Termination
We have an employment agreement with each named executive that outlines the terms and conditions that apply if the executive leaves TransCanada. The table on the following page is a summary of the material terms and provisions if the executive resigns, is terminated, retires or dies. These do not apply when there is a change of control.
The general terms and provisions of ESUs are discussed under each event, however, the committee can use its discretion to decide how to treat unvested ESUs upon termination for executives who have an employment agreement. Each employment agreement includes a non-competition provision that applies for 12 months following the executive’s separation date.
Like all other Canadian employees, all of the named executives, except Mr. Chapman, are eligible for retiree benefits if they are 55 or older with 10 or more years of continuous service on the separation date. Retiree benefits include:

•	a health spending account that can be used to pay for eligible health and dental expenses and/or to purchase private health insurance

•	a security plan that provides a safety net if there are significant medical expenses

•	life insurance that provides a death benefit of $10,000 to a designated beneficiary.
The Canadian employee stock savings plan, 401(k) Plan, spousal and dependent life insurance, accident insurance and disability insurance end at the separation date.

107	TransCanada Management information circular 2018

Compensation on termination
The table below shows how each named executive’s compensation is treated if he leaves TransCanada.

Base salary	Resignation	Payments end.
	Termination without cause	Severance allowance includes a lump-sum payment of the base salary equal to 2x their annual compensation as of the separation date.
Termination with cause
	Retirement	Payments end.
Death
Short-term incentive	Resignation	Not paid.
	Termination without cause	Year of separation: Equals the average bonus pro-rated by the number of months in the current year prior to the separation date.
Years after separation: Equals the average bonus multiplied by the notice period.
	Termination with cause	Not paid.
	Retirement	Year of separation: Equals the average bonus pro-rated by the number of months in the current year prior to the separation date.
Death
ESUs	Resignation	Vested units are paid out; unvested units are forfeited.
	Termination without cause	Vested units are paid out.
Unvested units are forfeited, however the original grant value is generally paid out on a pro rata basis.
	Termination with cause	Vested units are paid out, unvested units are forfeited.
	Retirement	Vested units are paid out. Unvested units continue to vest and the value is assessed at the end of the term. The award is pro-rated for the period of employment up to the retirement date.
	Death	Vested units are paid out.
Unvested units are forfeited, however, the original grant value is generally paid out on a pro rata basis.
Stock options	Resignation	Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
	Termination without cause	Vested stock options must be exercised by the earlier of i) their expiry date or ii) the later of a) the end of the notice period, and b) six months following the separation date.
No stock options vest after the separation date.
	Termination with cause	Vested stock options must be exercised by their expiry date or six months from the separation date (whichever is earlier).
No stock options vest after the last day of employment.
Retirement
Grants after January 1, 2012
Outstanding stock options continue to vest and must be exercised by their expiry date or three years from the separation date (whichever is earlier). If there is less than six months between the vesting date and the expiry date, the expiry date is extended for six months from the final vesting date of the options.

Grants before 2012 Outstanding stock options vest immediately and must be exercised by their expiry date or three years from the separation date (whichever is earlier).
	Death	Outstanding stock options vest immediately and must be exercised by their expiry date or the first anniversary of death (whichever is earlier).

TransCanada Management information circular 2018	108

Canadian pension	Resignation
	Termination without cause	Paid as a commuted value or monthly benefit according to the applicable DB plan provisions.
Termination with cause
	Retirement	For termination without cause, credited service is provided for the applicable notice period.
Death
401(k) Plan	Resignation	Account balance is available to take as a lump sum, partial, or periodic distribution.
Termination without cause
Termination with cause
Retirement
	Death	Account balance is transferred to an account in the name of the participant's beneficiary.
Benefits	Resignation	Coverage ends, or retiree benefits begin if eligible.
	Termination without cause	Coverage continues during the notice period (or an equivalent lump-sum payout is made). Retiree benefits eligibility is determined at the end of the notice period.
	Termination with cause	Coverage ends, or retiree benefits begin if eligible.
	Retirement	Coverage ends, or retiree benefits begin if eligible.
	Death	Coverage continues to eligible dependents for a specified period of time after death.
Perquisites	Resignation	Payments end.
	Termination without cause	A lump-sum cash payment equal to the corporate cost of the perquisite package in the one-year period preceding the separation date multiplied by the notice period.
	Termination with cause	Payments end.
Retirement
Death
Other	Resignation	—
	Termination without cause	Outplacement services.
	Termination with cause	—
	Retirement	—
	Death	—
Notes

•
Resignation includes voluntary resignation but not resignation as a result of constructive dismissal. If a named executive resigns because of constructive dismissal, it is treated as termination without cause.

•	The short-term incentive award is not paid on resignation unless the Board uses its discretion.

•	Average bonus equals the average short-term incentive award paid to the named executive for the three years preceding the separation date.

•	The notice period is currently two years for each named executive.

•	Benefits on termination without cause is paid as an equivalent lump-sum for Mr. Chapman.

•	For Mr. Chapman, there are certain differences due to U.S. tax law. These differences are:

•	to the extent any of Mr. Chapman's payments are subject to section 409A of the U.S. Internal Revenue Code of 1986, they may be deferred for a period of six months following the date of termination

•	certain payments will be reduced in a specific order to the extent excise tax applies

•	Mr. Chapman will receive two times seven per cent of his annual salary in lieu of 401(k) participation.

109	TransCanada Management information circular 2018

Change of control
Under the terms of the employment agreements, the stock option plan and ESU plan, a change of control includes an event where another entity becomes the beneficial owner of:

•	more than 50 per cent of the voting shares of TransCanada, or

•	more than 50 per cent of the voting shares of TCPL (not including the voting shares held by TransCanada).
Other events can also constitute a change of control including a merger where TransCanada is not the surviving entity, a sale of all or substantially all of TCPL’s assets or if the incumbent board ceases to be a majority of the Board.
The following is a summary of the terms and provisions that apply to the compensation of all of the named executives, except Mr. Chapman, if there is a change of control and there has been a termination without cause or a constructive dismissal within two years of the change of control ("double trigger"). Upon a double trigger for the named executives, a two-year notice period applies which provides for:

•
payment of a severance allowance equal to the annual compensation during the notice period where annual compensation is composed of base salary and the three-year average of annual incentive compensation

•	a pensionable service credit of two years under the supplemental pension plans

•	continuation of health, dental, life and accident insurance benefits during the notice period or cash payment in lieu of such benefits

•	a cash payment in lieu of perquisites during the notice period

•	professional outplacement services to a maximum of $25,000

•	accelerated vesting and payment of ESUs

•	accelerated vesting of stock options.
If, for any reason, we are unable to implement accelerated vesting (for example, our shares stop trading), we will pay the named executive a cash amount. This would be equal to the net amount of the compensation the named executive would have received if, on the date of a change of control, he had exercised all vested options and unvested options that would have had accelerated vesting.
For Mr. Chapman the same terms and provisions apply, with the following differences:

•	to the extent any of Mr. Chapman's payments are subject to section 409A of the U.S. Internal Revenue Code of 1986, they may be deferred for a period of six months following the date of termination

•	certain payments will be reduced in a specific order to the extent excise tax applies

•	Mr. Chapman will receive a lump sum cash payment with respect to benefits, he does not have the option to continue benefits during the notice period

•	Mr. Chapman will receive lump sum cash payment equal to two times seven per cent of his annual salary in lieu of 401(k) participation.

TransCanada Management information circular 2018	110

Separation and other payments
The table below is a summary of the incremental payments that would be made to each named executive under the different separation events, with and without a deemed change of control. All payments have been calculated using December 31, 2017 as the separation date and the date of a change of control as if it applies. These amounts would be paid under the terms of the employment agreements.
They do not include certain amounts that would be provided under normal course, such as the value of:

•	any stock options or ESUs vesting as part of normal employment

•	pension benefits that would normally be provided following resignation, or

•	retiree benefits.

	Without a change of control				With a change of control
Name	Termination with cause ($)	Termination without cause ($)	Retirement ($)	Death ($)	Termination without cause ($)
Russell Girling	—	15,481,893	6,951,007	15,160,472	28,123,018
Donald Marchand	—	5,722,490	2,233,570	5,014,043	9,727,319
Karl Johannson	—	4,727,275	2,127,092	4,621,279	9,322,478
Stanley Chapman III	—	3,724,356	448,536	1,368,380	5,027,785
Paul Miller	—	3,444,813	1,522,797	3,380,702	6,974,377
Notes

•
Termination without cause following a change of control also applies if the named executive resigns because of constructive dismissal and the separation date is within two years of the date of a change of control.

•	There are no incremental payments that would be made to each named executive in the event of a change of control without termination.

•	The amounts from share-based compensation include the payouts of outstanding 2015 ESU awards for some separation events:

•
include additional units from reinvested dividends up to and including an equivalent number of units for the final dividend that is declared as of December 31, 2017, based on $61.95, the twenty-day volume-weighted average closing price of TransCanada shares on the TSX at December 31, 2017

•	include the performance multiplier of 1.43 as determined by the committee and the Board.

•	ESUs and stock options continue to vest under the Retirement scenario provided the named executive is age 55 or over.

•	Values provided to Mr. Chapman reflect a U.S./Canada foreign exchange rate of 1.3248 for 2016 and 1.2986 for 2017.
Every year the committee reviews the severance amounts calculated for each named executive under his employment agreement. The data represents the total value to be paid to the executive if he is terminated without cause and with and without a deemed change of control.

111	TransCanada Management information circular 2018

Other information
LOANS TO DIRECTORS AND EXECUTIVES
As of the date of this circular, none of our directors or executives had any loans from TransCanada or any of our subsidiaries. This is also true for:

•	former executives or directors of TransCanada or any of our subsidiaries,

•	this year’s nominated directors, and

•	any associate of a director, executive officer or nominated director.
None of the above owe money to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TransCanada or any of our subsidiaries.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
TransCanada has purchased liability insurance to protect its directors and officers (or their heirs and legal representatives) against liabilities they may incur while performing their duties as directors and officers of TransCanada and/or its subsidiaries, subject to the limitations set out in the Canada Business Corporations Act.
ADDITIONAL INFORMATION
Shareholders can request a free copy of this circular, and the 2017 AIF and 2017 Annual report from our Corporate Secretary:
TransCanada Corporation
450 1st Street S.W.
Calgary, Alberta,
Canada T2P 5H1
Tel: 1.800.661.3805
For financial information about TransCanada, see our most recent annual audited consolidated financial statements and MD&A. Copies of these documents and materials related to corporate governance are available on our website (www.transcanada.com).
You can find more information about TransCanada on our website (www.transcanada.com) and on SEDAR (www.sedar.com).

TransCanada Management information circular 2018	112

Schedule A – Shareholder proposal
RESOLVE that:
TransCanada will report on how the company is assessing long-term risks and opportunities in relation to climate change and the current transition to a low-carbon economy. Such reporting should provide an analysis of the resilience of TransCanada’s business model in various scenarios and could include a 2°C scenario analysis. This reporting should be done at reasonable cost, omit proprietary information and be issued before the company’s annual meeting in 2019.
Shareholder Supporting Statement

•	170 states have ratified the 2015 Paris agreement which aims at "keeping a global temperature rise this century well below 2 degrees Celsius above pre-industrial levels".

•
According to the International Energy Agency (IEA), limiting the global mean temperature rise to below 2°C with a probability of 66 per cent would require global energy-related CO2 eq emissions to peak before 2020 and fall thereafter.

•
Global oil demand could peak between 2025 and 2040 according to some estimates, driven in part by new climate policies and technological advances. The National Energy Board has Canadian demand for fossil fuel peak in 2019.

•
Natural gas demand will likely grow in a 2°C scenario in the short term. But as carbon emissions from electricity production would need to decrease to zero by mid-century in order to meet the Paris agreement (according to scenarios by the Intergovernmental Panel on Climate Change and the IEA Sustainable Development Scenario), the long-term prospects of natural gas for electricity production are less certain.

•
TransCanada’s focus on natural gas and (to a lesser extent oil) long life infrastructure assets, may be increasing its exposure to climate and transition risk. TransCanada’s recent sales of renewable energy assets seem to suggest renewables are not a high priority in the company’s strategy.

•
The Taskforce on Climate Financial Disclosure (TCFD) recommends that businesses should conduct climate scenario analysis to evaluate a variety of plausible future states, including a 2°C Scenario. Scenario analysis (not to be confused with a forecast) is a "useful tool for an organization to use, both for understanding strategic implications of climate-related risks and opportunities and to provide useful forward-looking information to investors, lenders, and insurance underwriters." A scenario analysis should contain the following elements: identifying scenarios; evaluating the potential effects on the company’s strategic and financial position under each of the scenarios; and using results to identify options for managing risks and opportunities through adjustments to strategic and financial plans. (source: TCFD, The Use of Scenario Analysis in Disclosure of Climate-Related Risks and Opportunities).

•	Several companies from various sectors have issued climate scenario analysis in the past year (e.g. Suncor Energy, Marathon Petroleum Corporation, Statoil, Rio Tinto Group, Xcel Energy).

•	Although TransCanada provides climate-related information to shareholders, it does not disclose how it is using climate scenario analysis to inform its strategic planning.

TransCanada Management information circular 2018	113

TransCanada’s Board and Management Statement:
TransCanada’s Board and management recommend voting for this proposal for the following reasons:
The energy landscape is rapidly changing. New oil and natural gas technologies have increased energy supplies, spurred growth in jobs and economies and enhanced North American energy security. At the same time, growing concern about the impacts of GHG emissions is spurring technological innovation and increasing energy generation from low-carbon (i.e. natural gas) and emission-less (i.e. nuclear, wind and solar) sources.
As we try to meet growing global demand, energy experts continue to expect that hydrocarbons will continue to be a key source of reliable and affordable energy for the foreseeable future, while alternative and renewable energy sources become a greater part of the energy mix.
As an energy infrastructure company, we understand our role in the energy system, including our own GHG emissions.
With regard to climate change issues in our business, stakeholders are focused on two key areas: the first is how we manage the GHG emissions generated by our facilities and assets. Our operations generate GHG emissions from the use of natural gas as a fuel source at our facilities, releases of methane gas and the infrequent use of backup generators. We also generate indirect emissions when we purchase energy connected to the electrical grid to power our facilities, such as compressor stations and pumping stations
The second area of interest is how our pipelines (which transport carbon-based fuels) fit into the broader global efforts to address GHG emissions. Pipelines are a safer, superior alternative to trains, trucks and tankers, modes of transportation that produce far greater GHGs.
Beyond our pipelines, we actively support the energy shift from coal-fired generation to cleaner energy sources including natural gas and nuclear.
We provide comprehensive disclosure on climate change-related information in a variety of sources, including our AIF, our Corporate Social Responsibility Report and in our submissions to third party climate change reporting organizations.
TransCanada understands that shareholders and other stakeholders want more information on how the company is addressing climate change and associated risks. As the tools available to assess the risks and opportunities associated with climate change improve, we are utilizing them in order to increase the rigour of our assessment, as a key input into our strategic planning process. We are committed to continually improving our disclosure, and we welcome this opportunity to provide external reporting that meets the needs and expectations of shareholders and stakeholders on this increasingly important issue.
Therefore, the Board and management recommend shareholders vote for this proposal.

114	TransCanada Management information circular 2018

Schedule B – Charter of the Board of Directors
I. INTRODUCTION

A.
The Board’s primary responsibility is to foster the long-term success of the Company consistent with the Board’s responsibility to act honestly and in good faith with a view to the best interests of the Company.

B.
The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II. COMPOSITION AND BOARD ORGANIZATION

A.	Nominees for directors are initially considered and recommended by the Governance committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company.

B.
The Board must be comprised of a majority of members who have been determined by the Board to be independent. A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

C.	Directors who are not members of management will meet on a regular basis to discuss matters of interest independent of any influence from management.

D.
Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.

III. DUTIES AND RESPONSIBILITIES
A. Managing the Affairs of the Board
The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Certain of the legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)	planning its composition and size;

ii)	selecting its Chair;

iii)	nominating candidates for election to the Board;

iv)	determining independence of Board members;

v)	approving committees of the Board and membership of directors thereon;

vi)	determining director compensation; and

vii)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

B. Management and Human Resources
The Board has the responsibility for:

i)
the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

ii)	approving a position description for the CEO;

iii)	reviewing CEO performance at least annually, against agreed-upon written objectives;

iv)	approving decisions relating to senior management, including the:

a)	appointment and discharge of officers of the Company and members of the senior executive leadership team;

b)	compensation and benefits for members of the senior executive leadership team;

c)	annual corporate and business unit performance objectives utilized in determining incentive compensation or other awards to officers; and

d)
employment contracts, termination and other special arrangements with senior executive officers, or other employee groups if such action is likely to have a subsequent material(1) impact on the Company or its basic human resource and compensation policies.

v)	taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management;

vi)
the overall oversight of the Company sponsored Canadian pension plans and ensuring that processes are in place to properly oversee the administration and management of such pension plans either directly or through delegation of the duties and responsibilities to one or more Board Committees;

vii)	approving certain matters relating to all employees, including:

a)	the annual salary policy/program for employees;

b)	new benefit programs or changes to existing programs that would create a change in cost to the Company in excess of $10,000,000 annually; and

c)	material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.

(1) For purposes of this Charter, the term “material” includes a transaction or a series of related transactions that would, using reasonable business judgment and assumptions, have a meaningful impact on the Corporation. The impact could be relative to the Corporation’s financial performance and liabilities as well as its reputation.

115	TransCanada Management information circular 2018

C. Strategy and Plans
The Board has the responsibility to:

i)	participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;

ii)	approve capital commitment and expenditure budgets and related operating plans;

iii)	approve financial and operating objectives used in determining compensation;

iv)	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

v)	approve material divestitures and acquisitions; and

vi)	monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances.
D. Financial and Corporate Issues
The Board has the responsibility to:

i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)	monitor operational and financial results;

iii)	approve annual financial statements and related Management’s Discussion and Analysis, review quarterly financial results and approve the release thereof by management;

iv)	approve the Management Information Circular, Annual Information Form and documents incorporated by reference therein;

v)	declare dividends;

vi)
approve financings, changes in authorized capital, issue and repurchase of shares, issue and redemption of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

vii)	recommend appointment of external auditors and approve auditors’ fees;

viii)	approve banking resolutions and significant changes in banking relationships;

ix)	approve appointments, or material changes in relationships with corporate trustees;

x)	approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;

xi)	approve spending authority guidelines; and

xii)	approve the commencement or settlement of litigation

that may have a material impact on the Company.
E. Business and Risk Management
The Board has the responsibility to:

i)
take reasonable steps to ensure that management has identified the principal risks of the Company’s businesses and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;

ii)	review reports on capital commitments and expenditures relative to approved budgets;

iii)	review operating and financial performance relative to budgets or objectives;

iv)
receive, on a regular basis, reports from management on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and

v)
assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

F. Policies and Procedures
The Board has responsibility to:

i)	monitor compliance with all significant policies and procedures by which the Company is operated;

ii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

iii)	provide policy direction to management while respecting its responsibility for day-to-day management of the Company’s businesses; and

iv)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).
G. Compliance Reporting and Corporate Communications
The Board has the responsibility to:

i)	take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)	approve interaction with shareholders on all items requiring shareholder response or approval;

iii)	take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

TransCanada Management information circular 2018	116

iv)	take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

v)	take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and

vi)	report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report).
IV. GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS
A. The Board is responsible for:

i)	directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;

ii)	approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;

iii)	approving the Company’s legal structure, name, logo, mission statement and vision statement; and

iv)	performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

117	TransCanada Management information circular 2018

Schedule C – Non‑GAAP measures

In our disclosure, we use the following non-GAAP measures:

•	comparable earnings

•	comparable earnings per common share

•	comparable EBITDA

•	comparable EBIT

•	funds generated from operations

•	comparable funds generated from operations

•	comparable distributable cash flow

•	comparable distributable cash flow per common share.
These measures do not have any standardized meaning as prescribed by GAAP and therefore may not be similar to measures presented by other entities.
Comparable measures
We calculate comparable measures by adjusting certain GAAP and non-GAAP measures for specific items we believe are significant but not reflective of our underlying operations in the period. Except as otherwise described herein, these comparable measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable.
Our decision not to adjust for a specific item is subjective and made after careful consideration. Specific items may include:

•	certain fair value adjustments relating to risk management activities

•	income tax refunds and adjustments and changes to enacted tax rates

•	gains or losses on sales of assets or assets held for sale

•	legal, contractual and bankruptcy settlements

•	impact of regulatory or arbitration decisions relating to prior year earnings

•	restructuring costs

•	impairment of goodwill, investments and other assets including certain ongoing maintenance and liquidation costs

•	acquisition and integration costs.
We exclude the unrealized gains and losses from changes in the fair value of derivatives used to reduce our exposure to certain financial and commodity price risks. These derivatives generally provide effective economic hedges, but do not meet the criteria for hedge accounting. As a result, the changes in fair value are recorded in net income. As these amounts do not accurately reflect the gains and losses that will be realized at settlement, we do not consider them reflective of our underlying operations.

The following table identifies our non-GAAP comparable measures and their equivalent GAAP measures.

Comparable measure	Original measure

comparable earnings	net income/(loss) attributable to common shares
comparable earnings per common share	net income/(loss) per common share
comparable EBITDA	segmented earnings
comparable EBIT	segmented earnings
comparable funds generated from operations	net cash provided by operations
comparable distributable cash flow	net cash provided by operations
Comparable earnings and comparable earnings per share
Comparable earnings represents earnings or loss attributable to common shareholders on a consolidated basis adjusted for specific items. Comparable earnings is comprised of segmented earnings, interest expense, AFUDC, interest income and other, income taxes and non-controlling interests adjusted for the specific items. See the 2017 Annual Report for a reconciliation of net income/(loss) attributable to common shares and net income/(loss) per common share.
Comparable EBIT and comparable EBITDA
Comparable EBIT represents segmented earnings adjusted for the specific items described above. We use comparable EBIT as a measure of our earnings from ongoing operations as it is a useful measure of our performance and an effective tool for evaluating trends in each segment. Comparable EBITDA is calculated the same way as comparable EBIT but excludes the non-cash charges for depreciation and amortization. See the 2017 Annual Report for a reconciliation to segmented earnings.
Funds generated from operations and comparable funds generated from operations
Funds generated from operations reflects net cash provided by operations before changes in operating working capital. We believe it is a useful measure of our consolidated operating cash flow because it does not include fluctuations from working capital balances, which do not necessarily reflect underlying operations in the same period, and is used to provide a consistent measure of the cash generating performance of our assets. Comparable funds generated from operations is adjusted for the cash impact of specific items noted above. See the 2017 Annual Report for a reconciliation to net cash provided by operations.

TransCanada Management information circular 2018	118

Comparable distributable cash flow and comparable distributable cash flow per share
We believe comparable distributable cash flow is a useful supplemental measure of performance that defines cash available to common shareholders before capital allocation. Comparable distributable cash flow is defined as comparable funds generated from operations less preferred share dividends, distributions to non-controlling interests and maintenance capital expenditures. Maintenance capital expenditures are expenditures incurred to maintain our operating capacity, asset integrity and reliability, and include amounts attributable to our proportionate share of maintenance capital expenditures on our equity investments. See the 2017 Annual Report for a reconciliation to net cash provided by operations.
Although we deduct maintenance capital expenditures in determining comparable distributable cash flow, we have the ability to recover the majority of these costs in Canadian Natural Gas Pipelines, U.S. Natural Gas Pipelines and Liquids Pipelines. Canadian natural gas pipelines maintenance capital expenditures are reflected in rate base, on which we earn a regulated return and subsequently recover in tolls. The majority of our U.S. natural gas pipelines can seek to recover maintenance capital expenditures through rates established in future rate cases or rate settlements. As such, these maintenance capital expenditures are effectively recovered in the same manner as expansion capital expenditures. Tolling arrangements in Liquids pipelines provide for recovery of maintenance capital.
Effective December 31, 2017, we amended our presentation of comparable distributable cash flow and comparable distributable cash flow per share to illustrate the impact of excluding recoverable maintenance capital expenditures from their respective calculations. We have restated comparable distributable cash flow and comparative distributable cash flow per share for 2016 and 2015 to reflect the amended presentation format which we believe provides better information for readers.

119	TransCanada Management information circular 2018

Shareholder Information

TransCanada welcomes questions from shareholders and investors.
Please contact:

David Moneta, Vice President, Investor Relations
telephone: **1.403.920.7911**
toll free: **1.800.361.6522**

email: **investor_relations@transcanada.com**
TransCanada.com/Investors

Board of Directors

Transfer Agent

telephone: **1.514.982.7959**
toll free: **1.800.340.5024**
fax: **1.888.453.0330**
email: **transcanada@computershare.com**

Corporate Head Office

TransCanada Corporation
450 – 1 Street SW
Calgary, Alberta, Canada
T2P 5H1

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TransCanada

View our website for more information:
TransCanada.com

View our Annual Report:
AnnualReport.TransCanada.com

Printed in Canada
February 2018

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